SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	February	2008
Commission File Number	001-15016
MDS Inc.
(Translation of registrant’s name into English)
Suite 300, West Tower, 2700 Matheson Blvd., East, Mississauga, Ontario Canada L4W 4V9
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Documents

1	Restated Consolidated Financials and Management's Discussion and Analysis for the quarter ended January 31, 2007.

2	Canadian Supplement to the Restated Management's Discussion and Analysis for the quarter ended January 31, 2007.

3	Canadian Form 52-109F1- Certification for the period ended January 31, 2007 by the Chief Executive Officer.

4	Canadian Form 52-109F1- Certification for the period ended January 31, 2007 by the Chief Financial Officer.

5	Restated Consolidated Financials and Management's Discussion and Analysis for the quarter ended April 30, 2007.

6	Canadian Supplement to the Restated Management's Discussion and Analysis for the quarter ended April 30, 2007.

7	Canadian Form 52-109F1- Certification for the period ended April 30, 2007 by the Chief Executive Officer.

8	Canadian Form 52-109F1- Certification for the period ended April 30, 2007 by the Chief Financial Officer.

9	Restated Consolidated Financials and Management's Discussion and Analysis for the quarter ended July 31, 2007.

10	Canadian Supplement to the Restated Management's Discussion and Analysis for the quarter ended July 31, 2007.

11	Canadian Form 52-109F1- Certification for the period ended July 31, 2007 by the Chief Executive Officer.

12	Canadian Form 52-109F1- Certification for the period ended July 31, 2007 by the Chief Financial Officer.

13	Restated Consolidated Financials and Management's Discussion and Analysis for the quarter ended October 31, 2007.

14	Canadian Supplement to the Restated Management's Discussion and Analysis for the quarter ended October 31, 2007.

Document 1

March 7, 2007
Restated Management’s Discussion and Analysis

The following management’s discussion and analysis of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended January 31, 2007 and its financial position as at January 31, 2007 has been restated.  This restated management’s discussion and analysis (Restated MD&A) should be read in conjunction with the restated consolidated financial statements and notes that follow.  For the Company’s 2007 year ended October 31, 2007, MDS has chosen to adopt United States generally accepted accounting principles (US GAAP) for financial reporting.  As a result of this change, the Company is required to restate to US GAAP its previously filed financial statements for the four quarters of 2007.  Previously, our filings prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) disclosed a reconciliation of earnings to US GAAP due to our status as a foreign private issuer in the US.  Going forward, with US GAAP as our primary basis of accounting, we will reconcile our US GAAP earnings to Canadian GAAP.  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for a minimum of the next two fiscal years.  The interim financial statements for fiscal 2007 as initially reconciled to US GAAP, have also been restated to correct a US GAAP error identified during the preparation of our 2007 annual financial statements related to the accounting for stock compensation expense.  This error related to the utilization of an incorrect methodology under US GAAP in the calculation of stock compensation expense with respect to an equity-based incentive compensation plan. As a result of this error, we previously reported lower net income under US GAAP in each of the interim periods of 2007.  Our accounting for stock-based compensation was correct under Canadian GAAP and except for the US GAAP reconciliation note, there is no restatement to our previously filed Canadian GAAP financial statements. This Restated MD&A has been revised to reflect the restatement.  The information contained in this Restated MD&A is as at March 7, 2007 (as revised) unless otherwise indicated.  Accordingly, this Restated MD&A has not been updated to reflect new facts, events or circumstances since March 7, 2007.

For additional information and details, readers are referred to the 2007 annual financial statements and management’s discussion and analysis for 2007 and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Our Restated MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position as at and for the period ended January 31, 2007. To do so, we provide information and analysis comparing the results of operations and financial position for the current interim period to those of the same period in the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

 By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States’ economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

 We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of non-GAAP measures

In addition to measures based on generally accepted accounting principles (GAAP) in this Restated MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted earnings per share (EPS); operating working capital; net revenue; and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and can view our results through the eyes of management.

 Substantially all of the products of the Sciex division of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing.   Under US GAAP, we report our direct revenues from sales to the joint ventures and we report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

 MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that has not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be documented in other ways, including email messages and oral confirmations. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

Tabular amounts are in millions of United States (US) dollars, except per share amounts and where otherwise noted.

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers use for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and services to customers in markets around the world.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Discontinued operations

All financial references in this document exclude those businesses that we consider to be discontinued.  Our discontinued businesses include our diagnostics businesses, certain early-stage pharmaceutical research services operations, and our interest in Source Medical Corporation (Source).  All financial references for the prior year have been restated to reflect this treatment.  From the amounts reported in our first quarter 2006 interim report, revenues for 2006 have been reduced by $71 million and income from continuing operations has been reduced by $15 million to reflect what is now deemed to be discontinued.

Change in Presentation Related to Reimbursement of Out-of-Pocket Costs

In addition to changes that relate to the adoption of US GAAP, the Company changed its presentation of certain revenues that arise from the reimbursement of the Company by our customers (reimbursement revenues) for certain reimbursable out-of-pocket expenses that we incur on behalf of these customers during the conduct of clinical trials (reimbursed expenses). The Company has the right to bill customers for reimbursement of the amounts, but is generally not entitled to a mark-up or other form of profit margin related to these activities. In the financial reports for prior years, the reimbursement revenues were offset against the related out-of-pocket costs, and because these amounts offset, neither a revenue nor an expense item associated with this activity was reported.

In the current presentation, the Company is reporting reimbursement revenues and reimbursed expenses on a gross basis as separate lines on the consolidated statements of operations. As a result of this change, although both total revenues and total expenses have increased, there is no impact on operating income reported. This change in presentation reflects a reconsideration of the Company’s reporting of revenues under both Canadian GAAP and US GAAP. We now believe that the presentation used in prior Canadian GAAP financial statements is not permitted under Canadian GAAP. While this change does not reflect a Canadian GAAP to US GAAP difference, it does reflect a change in the presentation compared to the previously filed Canadian GAAP financial statements and therefore, comparative amounts reflected in these restated interim consolidated financial statements have been revised to reflect this change on both a Canadian GAAP and a US GAAP basis.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term net revenues to mean revenues excluding such amounts.  All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not have an impact on net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment’s senior management team using metrics that are based on net revenues

Change in reporting currency to US dollars

MDS has historically measured and presented its consolidated financial statements in Canadian dollars. Effective November 1, 2006, we adopted the US dollar as our reporting currency as a significant portion of revenues, expenses, assets and liabilities are denominated in US dollars, the global character of the Company’s operations has increased dramatically following the divestiture of the diagnostics business, and the majority of the companies with which we compete report their financial results in US dollars; consequently, we believe that investors will gain a better understanding of our operating results when they are presented in US dollars.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

The functional currency of MDS Inc., the parent company and reporting entity, remains the Canadian dollar. When there is a change in reporting currency, US GAAP requires that financial statements for previous years be presented using a translation method that retains the company’s functional currency (in this case, the Canadian dollar) as the currency of measurement.  For comparative purposes, we have prepared US-dollar historical financial statements by translating the previously reported Canadian dollar amounts using the following methods and exchange rates:

Revenues, expenses, and cash flows – translated into US dollars using the weighted-average exchange rate for the applicable periods.

Assets and liabilities – translated into US dollars using the exchange rate in effect at the end of the applicable period.

Share capital – share capital transactions were translated into US dollars using the exchange rate in effect when the transaction occurred.

Retained earnings – net income transactions were translated into US dollars as described above. Other transactions affecting retained earnings, principally as a result of dividend payments and share repurchases, were translated into US dollars using the exchange rate in effect when the transaction occurred.

Restatement to US GAAP

For the Company’s 2007 year end as at October 31, 2007, it has chosen to adopt US GAAP for financial reporting.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table highlights the differences between Canadian and US GAAP, and the impact of the US GAAP error correction related to the valuation of a stock-based compensation program on the results for the quarter.  Our accounting for stock-based compensation was correct under Canadian GAAP and there has been no change to the Canadian GAAP results shown in the following table.

	2007 First Quarter				2006 First Quarter
	Previously Reported (CAD GAAP)	GAAP Adjustments	Correction	Restated Correction (US GAAP)	Previously Reported (CAD GAAP)	GAAP Adjustments	Restated Correction (US GAAP)
Total revenues	$273	(9)	-	$264	$273	$(12)	$261
Reimbursement revenues	(23)	-	-	(23)	(31)	-	(31)
Net revenues	$250	(9)	-	$241	$242	$(12)	$230
Income (loss) from continuing operations	(2)	1	1	-	14	(1)	13
Income taxes	3	(1)	1	3	8	(4)	4
Net interest expense	2	-	-	2	1	-	1
Loss (gain) on derivatives	1	(1)	-	-	1	(1)	-
Depreciation and amortization	17	(3)	-	14	13	(2)	11
EBITDA	21	(4)	2	19	37	(8)	29
Restructuring charges, net	13	-	-	13	1	-	1
Gain on sale of a business/investment	(2)	-	-	(2)	-	-	-
Adjusted EBITDA	$32	$(4)	$2	$30	$38	$(8)	$30
Adjusted EBITDA margin	13%			12%	16%		13%

Note 15 to our consolidated financial statements for the first quarter of 2007 contains a reconciliation of results reported in US GAAP to the net income we would report in Canadian GAAP.

The differences between US GAAP and Canadian GAAP that have the most significant impact on the Company’s financial condition and results of operations for the interim period ended January 31, 2007, include accounting for: joint ventures, investment tax credits, research and development, and stock-based compensation.

The primary difference between Canadian GAAP and US GAAP affecting the consolidated revenues and operating margin is that under Canadian GAAP proportionate consolidation is used for the results of our joint ventures within MDS Sciex, whereas under US GAAP we apply the method of equity accounting.   For the first quarter of 2007, we reported $10 million less revenue and $16 million less operating income under US GAAP than we would have reported under Canadian GAAP ($11 million less and $12 million less, respectively for the first quarter of 2006).  Under US GAAP, the income from the joint ventures is included in equity earnings, which were $14 million in 2007 ($14 million in first quarter of 2006).  Under Canadian GAAP this amount was included in operating income as part of the proportionate consolidation.  There is no significant impact to the calculation of adjusted EBITDA from this accounting difference.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Other differences in adjusted EBITDA are listed below.

•
Non-refundable investment tax credits (ITCs) are treated as a reduction of expenditure under Canadian GAAP and a reduction of income tax under US GAAP.  In the first quarter of 2007, there were $1 million ($3 million in the first quarter of 2006) of ITCs which when calculated based on US GAAP reduced adjusted EBITDA, as compared to Canadian GAAP.

•
Research and Development (R&D) expenditures may be capitalized under Canadian GAAP if certain criteria are met, however these expenditures are expensed in the period they are incurred under US GAAP. In the first quarter of 2007, the $2 million ($2million in first quarter of 2006) of R&D capitalized under Canadian GAAP resulted in a reduction of adjusted EBITDA when calculated based on US GAAP, compared to Canadian GAAP.

•
Due to a difference in valuation methods for stock-based compensation under US GAAP and Canadian GAAP, adjusted EBITDA was higher by $2 million for first quarter of 2007 (nil in 2006) when calculated based on US GAAP, compared to Canadian GAAP.

There are no differences between US GAAP and Canadian GAAP in the adjustment used in calculating adjusted EBITDA for the first quarters of 2007 or 2006.

The results discussed in this Restated MD&A are based on US GAAP.  To supplement the US GAAP Restated MD&A included in this document, please refer to our Canadian Supplement to this Restated MD&A which is being filed at the same time as our Restated MD&A and our previously filed Interim Report for January 31, 2007 for our corresponding MD&A based on Canadian GAAP.

Strategic initiatives

On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and divest of assets that do not contribute to the Company’s areas of focus.  During fiscal 2006, we completed a number of transactions in pursuit of this renewed focus, culminating in the announcement on October 5, 2006 of the sale of our remaining Canadian diagnostics businesses to Borealis Infrastructure Management Inc. for gross proceeds of CDN$1.3 billion, which includes amounts ultimately paid to holders of minority interests in these businesses.

On February 26, 2007, we announced the closing of this transaction. Under the terms of the final agreements, MDS received net cash proceeds (after expenses and taxes) of CDN$1.0 billion and a CDN$75 million promissory note due in 2009. After paying costs of the transaction, taxes, and distributions to our minority partners in these businesses, we expect to report a gain of approximately US$0.8 billion in our second quarter.

Also on February 26, 2007, and coinciding with the completion of the sale of the diagnostics businesses, we announced the launch of a substantial issuer bid. Under the bid, we are proposing to repurchase up to CDN$500 million of our Common shares (US$425 million). We expect this bid to close in early April.

In our September 2005 announcement, we reconfirmed our commitment to focus on building our life sciences businesses. On January 29, 2007, we announced our intention to acquire Molecular Devices Corporation (MDC), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing, in a $615 million cash transaction. Under this

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

agreement, MDS proposes to acquire all of the Common shares of MDC for $35.50 per share. The Boards of Directors of both companies unanimously approved the merger agreement and we commenced a cash tender offer for all of the outstanding shares of MDC on February 13, 2007.

This strategic acquisition marks a significant expansion for MDS. By acquiring Sunnyvale, California-based MDC, with its strong brand recognition and leading edge products and capabilities, MDS will strengthen its leadership position as one of the top global providers of life sciences solutions. We will now offer systems that provide high-content screening, and cellular and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic, and government institutions.

Upon completion of this acquisition, we plan to establish a new business unit, led by the current President of MDS Sciex, Andy Boorn that will combine the MDC and MDS Sciex businesses. This combined organization will have more than 1,100 employees, including over 250 scientists and engineers.

We expect to close this transaction in the second quarter and we will begin integration activities as soon as the transaction closes.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

	First Quarter

	2007	2006
Total revenues	$264	$261
Reimbursement revenues	(23)	(31)
Net revenues	$241	$230

Income from continuing operations	-	13
Income taxes	3	4
Net interest expense	2	1
Depreciation and amortization	14	11
EBITDA	19	29
Restructuring charges, net	13	1
Gain on sale of a business/investment	(2)	-
Adjusted EBITDA	$30	$30
Adjusted EBITDA margin	12%	13%

Net revenue for the first quarter of 2007 was up 5% to $241 million compared to $230 million last year. Strong growth in MDS Pharma Services, driven by growth in its late-stage businesses, offset a decline in revenues from MDS Nordion in the quarter compared to the first quarter of 2006.   Excluding the impact of unusual market conditions in the first quarter of 2006, MDS Nordion revenues grew 6%.

Adjusted EBITDA of $30 million was level with last year. Adjusted EBITDA was impacted by the non-recurring isotopes revenues earned last year and continued costs in MDS Pharma Services related to the self-review of bioequivalence studies conducted at our St. Laurent facility from 2000 through 2004 (the Retrospective Review). While we suspended this review at the end of the quarter in response to actions taken by the US Food and Drug Administration (FDA), costs incurred in the first quarter of 2007 totalled $4 million compared to $5 million in the same quarter last year.

Adjustments reported for the quarter include restructuring costs totaling $13 million, of which $8 million relates to ongoing profit improvement initiatives in MDS Pharma Services. Other restructuring costs amounting to $5 million were incurred in the quarter as we neared completion of the transition of our information technology infrastructure and support to a new provider.  The other adjusting item was a $2 million gain realized on the sale of our debt interest in Hemosol Corp.

Selling, general, and administration (SG&A) expenses for the quarter totalled $54 million and 22% of revenues compared to $47 million and 20% last year.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

We spent $12 million on R&D activities in the first quarter of both 2007 and 2006.

Consolidated depreciation and amortization expense increased $3 million compared to last year.  The increase is principally related to depreciation on our expanded pre-clinical facility in Lyon, France, our new US central laboratory, and our new manufacturing facility in Singapore.  Capital expenditures for the quarter were $9 million. In the first quarter of fiscal 2006, we reported capital expenditures of $22 million, reflecting spending on new facilities in MDS Pharma Services and expenditures related to the MAPLE facility.

Results from discontinued operations for this year include only the results of our remaining Canadian diagnostics businesses, as all other discontinued businesses were sold or closed during 2006. The first quarter results from discontinued operations for 2006 include these businesses, along with the results of our other discontinued business and include the after-tax gain resulting from the sale of our interest in Source.

Reported earnings per share from continuing operations were nil for the quarter, compared to $0.09 in 2006.  Adjusted earnings per share from continuing operations for the quarter were $0.07 compared to $0.13 earned in the same period last year.  Earnings per share from discontinued operations were $0.11 compared to $0.23.  Adjusted earnings per share for the two periods were as follows:
	First Quarter
	2007	2006
Basic and diluted EPS from continuing operations – as reported	$-	$0.09
Adjusted for:
Restructuring charges, net	0.08	0.01
Gain on sale of business and long-term investments	(0.01)	0.01
Tax rate changes	-	0.02
Adjusted EPS	$0.07	$0.13

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Pharma Services

Financial Highlights

	First Quarter
		% of net		% of net
	2007	revenues	2006	revenues
Early-stage	$66	55%	$67	60%
Late-stage	55	45%	44	40%
Net revenues	121	100%	111	100%
Reimbursement revenues	$23	-	$31	-
Total revenues	144	-	142	-
Cost of revenues	(89)	(74%)	(81)	(73%)
Reimbursed expenses	(23)	-	(31)	-
Selling, general, and administration	(33)	(26%)	(29)	(27%)
Depreciation and amortization	(8)	(7%)	(7)	(6%)
Restructuring charges - net	(8)	(7%)	1	1%
Other income (expense)	2	2%	-	-
Operating loss	(15)	(12%)	(5)	(5%)
Adjustments:
Restructuring charges	8	7%	(1)	(1%)
	(7)	(6%)	(6)	(5%)
Depreciation and amortization	8	7%	7	6%
Adjusted EBITDA	$1	1%	$1	1%
Margins:
Gross margin	26%	-	27%	-
Adjusted EBITDA	1%	-	1%	-
Capital expenditures	$2		$7

Net revenues for MDS Pharma Services grew 9% on a reported basis.  Growth was driven by continued strong results in preclinical discovery and our late-stage businesses, which were up 6% and 25%, respectively. Both global clinical development and global central labs services businesses contributed to the strong revenue growth for late-stage.  Revenues from our bioanalytical business were lower for the first quarter of 2007 than for the same period in 2006, which is attributable to continuing negative results from our Montreal-area facilities.  Early-clinical revenues were also down in the quarter and we noted a fall in demand immediately after the January 10, 2007 letter issued by the FDA.

Our late-stage businesses continued to grow their backlog and account for most of the growth in our reported balance, although we have seen some renewed growth in backlog for our early-stage businesses this quarter.  Our average monthly pharmaceutical research backlog continues to expand and averaged $450 million for the first quarter of 2007, an increase of approximately 22% when compared to the average for the first quarter of fiscal 2006.  It is also up 5% sequentially from the fourth quarter last year.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Average monthly backlog
Fiscal 2005 – Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 – Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430
Fiscal 2007 – Quarter 1	450

Reported operating income and adjusted EBITDA were impacted by decreased profits in our bioanalytical and early clinical research businesses.

Capital expenditures in the pharmaceutical services segment were $2 million in this first quarter compared to $7 million last year.  Expenditures in 2006 related to an ongoing expansion in Lyon, as well as an expansion of the Skeletech site in Bothell that had been planned at the time of the acquisition.

Profit improvement initiatives

We remain focused on taking action to position MDS Pharma Services for continued growth and improved and sustainable operating profitability as we move forward. Over the past several quarters, we implemented a number of steps designed to focus on MDS Pharma Services’ core competencies and strengthen the business:

▪	Appointment of David Spaight as President of MDS Pharma Services
▪	Strengthening our senior management team with new global leaders in preclinical discovery, early clinical research, bioanalytical, global clinical development, and global central labs
▪
Expansion of our early clinical research capacity in Lincoln (50 beds), expansion of capacity in our pre-clinical testing business in Lyon, and beginning the expansion of our Phoenix early clinical research capacity (300 beds)

▪	Selling or closing a number of our smaller, less profitable pre-clinical business lines and sites including, Munich, Geneva, Taipei, Tampa, Blainville, Bothell and Lincoln
▪	Stringent management of hiring and discretionary spending
▪	Enhanced management review and reporting processes
▪	More selective business development activities, particularly in our late-stage businesses
▪	Introduction of LeanSigma as a primary tool to facilitate continuous improvement.

During the first quarter of 2007 we continued implementing our operating improvement plan with the closure of our early clinical research facility in New Orleans, the sale of the local portion of our Spanish clinical development business located in Madrid, and completion of negotiations for the February sale of our phase 1 facility in Hamburg, Germany. These operations were not profitable and were not considered to be of strategic importance.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

As a result of these activities, we have streamlined our workforce with a personnel reduction of 8% since the end of the second quarter of 2006, with the majority of the reduction occurring in the last six months.

We have incurred charges totalling $8 million related to these activities in the first quarter, all of which are reported as restructuring charges.

Additional operating improvement initiatives are currently under evaluation, and we expect to implement these initiatives in the coming months.  We currently expect to announce further workforce reductions and site rationalizations as we continue to align our global footprint and cost structure with our business outlook, particularly in our bioanalytical business. We currently expect to record additional restructuring charges in the second quarter of 2007 totalling $20 to $25 million related to these initiatives.

FDA review of bioanalytical operations

We are continuing to work to address FDA issues related to bioanalytical operations in our St. Laurent and Blainville, Canada facilities.  Our other lines of business and other sites where bioanalytical work is conducted are not the subjects of the FDA review described below. These other lines of business and sites are subject to routine FDA inspections and we have no indication that the FDA has any concerns with respect to these operations.

In October 2006, we met with the FDA regarding the status of the Retrospective Review and related matters.  At this meeting, and in correspondence with the FDA, MDS responded to concerns previously raised by the FDA and highlighted upgrades and enhancements to the Retrospective Review.

In January 2007, the FDA issued statements that outlined a path that will enable the Company and its clients to bring closure to issues associated with bioanalytical studies conducted in our St. Laurent and Blainville facilities.  Sponsors of approved and pending generic drug submissions that contain study data produced in these facilities during the period between January 2000 to December 2004 have been asked to take one of three actions to address FDA concerns about the accuracy and validity of these bioanalytical studies:  1) repeat their bioanalytical studies; 2) re-analyze their original study samples at a different bioanalytical facility or 3) independently audit original study results. To date, nearly all of our generic customers have indicated their intention to pursue the third option and either have or are intending to commission third party study audits.

The FDA stated that it was taking this action as a precautionary measure to ensure that data submitted to the Agency and used in making approval decisions is of the highest quality.  At the same time, the FDA made it clear that the adverse event surveillance-monitoring program has not detected any signals or any evidence that any of the drugs involved pose a safety or lack of efficacy risk.  The FDA also made it clear that it does not have any evidence that there are problems with the quality, purity, or potency of the affected drug products.

During the first quarter of fiscal 2007 we continued to expend effort and resources in conducting the Retrospective Review, incurring direct costs of $4 million, of which $3 million is included in MDS Pharma Services’ results and $1 million is recorded in our Corporate segment. These amounts include direct labour, consulting costs, and the cost of related customer accommodations. In the first quarter of 2006, we incurred review costs totaling $5 million, all of which was recorded by MDS Pharma Services. Based on the FDA’s new direction,

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS terminated the Retrospective Review in January 2007 and re-directed efforts to support clients with independent audit activities.  Work completed as part of the Retrospective Review is being used, where applicable, to facilitate independent audit reviews.

The FDA has identified 217 generic drug applications as being subject to the new requirements. This total is made up of 140 approved and 77 pending applications. As of February 28, 2007, independent study audits supporting approximately 20% of these applications had been completed.  We currently estimate that the reviews of generic drug files will be completed within calendar 2007.  We have been advised that, to date, three generic drug applications have received FDA approval based on third party audits.

In addition to generic studies, the FDA has requested information regarding submitted applications for innovative drugs that contain data from bioanalytical studies conducted from January 2000 to December 2004 in our St. Laurent and Blainville facilities.  It is not yet clear what work, if any, the FDA will require with respect to this study category.  The number of such studies that may contain data from these facilities is not currently estimatable but is expected to be substantially less than the corresponding number of generic bioequivalency studies.

Since receipt of the first FDA letter, we have worked closely with our clients to keep them informed of our ongoing discussions with the FDA. We have worked especially closely with clients who have had bioanalytical data produced in our St. Laurent and Blainville facilities questioned by the FDA by prioritizing study reviews to correspond with their priorities.

Bioequivalence work for our generic customers has suffered a significant decline over the period in which we have been addressing the FDA issues. Our early clinical research business has continued to experience a noticeable decline in business, generally attributable to reluctance by certain of our generic customers to place work in the St. Laurent clinic while the review is underway.

Full and complete resolution of the FDA issues remains a key focus for MDS Pharma Services and MDS.  We remain committed to working cooperatively with the FDA and our customers to address all of the FDA’s concerns and to assist them while they complete the study audits mandated by the FDA in a satisfactory manner.

The Company is currently assessing the financial impact of addressing the FDA’s new requirements, including the cost of customer accommodations.  We are working closely with study sponsors and currently expect to be in a position to record a provision for customer accommodations and related costs in our second quarter. We are not able to estimate the full extent or cost of the effort required to satisfy the FDA and related client obligations, if any.  There can be no assurance at this time that the study audits will be acceptable to the FDA or that the FDA will not require additional work.  We also are unable to judge what further impact this situation will have on our business development activities, particularly for our bioanalytical and early clinical operations.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Nordion
Financial Highlights
	First Quarter
		% of net		% of net
	2007	revenues	2006	revenues
Product revenues	$67	100%	$69	99%
Service revenues	-	-	1	1%
Net revenues	67	100%	70	100%
Cost of product revenues	(34)	(51%)	(33)	(47%)
Cost of service revenues	(1)	(2%)	(1)	(1%)
Selling, general, and administration	(11)	(16%)	(11)	(17%)
Research and development	(1)	(2%)	(1)	(1%)
Depreciation and amortization	(3)	(4%)	(3)	(4%)
Operating income	17	25%	21	30%
Depreciation and amortization	3	4%	3	4%
Adjusted EBITDA	$20	28%	$24	34%
Margins:
Gross margin	47%	-	52%	-
Adjusted EBITDA	30%	-	34%	-
Capital expenditures	$1		$10	-

Our isotopes business fell 4% year-over-year on a reported basis, due to difficult comparison to unusually strong results in the first quarter of 2006. The 2006 results were driven by very strong sales of medical isotopes during a period when a major competitor announced a voluntary recall of its products used primarily for cardiac imaging.  Their facility was out of production for most of the first two quarters of 2006 and we estimate that approximately $7 million of high-margin revenues were realized in the quarter.  Excluding the impact of this on 2006, revenues were up 6%.

Revenues from cobalt sterilization were strong this quarter and results from radiotherapeutics were also up due in particular to strong sales of Therasphere® and FDG (Glucotrace™), an imaging agent used in PET scans.

Adjusted EBITDA margin for the quarter was 30%, down from last year on lower medical isotope revenues. SG&A, R&D expenses and depreciation and amortization were level with the prior year. There were no adjusting items for the quarter.

Capital expenditures in the isotopes segment were $1 million, compared to $10 million last year.  The expenditures last year reflected amounts spent on the MAPLE project prior to the February 2006 settlement with AECL and which were assumed by AECL as part of the MAPLE settlement in the second quarter last year.

During the quarter, we announced that we have extended the clinical trial for Therasphere to Europe and India.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Sciex
Financial Highlights

	First Quarter
		% of net		% of net
	2007	revenues	2006	revenues
Product revenues	$38	72%	$36	73%
Service revenues	15	28%	13	27%
Net revenues	53	100%	49	100%
Cost of product revenues	(37)	(70%)	(38)	(78%)
Cost of service revenues	-	-	-	-
Selling, general, and administration	(6)	(11%)	(2)	(4%)
Research and development	(11)	(21%)	(11)	(22%)
Depreciation and amortization	(3)	(5%)	(1)	(2%)
Other income (expense) net	(1)	(2%)	1	2%
Operating loss	(5)	(9%)	(2)	(4%)

Adjustments:
Equity earnings	14	26%	13	27%
	9	17%	11	23%
Depreciation and amortization	3	6%	1	2%
Adjusted EBITDA	$12	23%	$12	25%
Margins:
Gross margin	30%	-	22%	-
Adjusted EBITDA	23%	-	25%	-
Capital expenditures	$3		$1

MDS Sciex carries out the majority of its business through joint ventures.  Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  Under US GAAP, we equity account for the joint ventures and therefore the majority of the income related to the Sciex division is reflected in equity earnings, which represent our share of the net income of the joint ventures. We include equity earnings in our calculation of adjusted EBITDA, however, under US GAAP, these earnings are not included in operating income.

Our instruments business grew 8% as reported and end-user revenues in the markets served by our joint ventures grew 10% in the quarter.  Growth remains strong in Europe and in the small molecule and applied markets. Our QStar™, 4000Qtrap™, and API 4000™ have maintained the sales momentum from 2006. The service business has developed and is showing solid growth so far this year. MDS Sciex shares in the profitability of the services business, although we do not report services revenues due to the terms of our partnership agreements. Inorganic markets were also strong in the first quarter of 2007, led by sales of our Elan DRC products.

Adjusted EBITDA for the segment was $12 million and was level compared to the same period last year. Capital expenditures in the instruments segment were $3 million this year compared to $1 million for 2006.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Corporate and Other
Financial Highlights

	First Quarter
	2007	2006
Selling, general, and administration	$(4)	$(5)
Restructuring charges	(5)	(2)
Other income (expense)	3	(3)
Operating loss	(6)	(10)
Adjustments:
Equity earnings	-	1
Gain on sale of investments	(2)	-
Restructuring	5	2
Adjusted EBITDA	$(3)	$(7)

Corporate SG&A expenses were $1 million lower this year compared to 2006 due to lower stock based compensation expense, the completion of our initial Sarbanes/Oxley certification initiative and efforts to contain head office spending continued. Restructuring charges in the quarter relate to the transition of IT support and infrastructure to a new provider. These efforts were substantially completed in February 2007.

On November 3, 2006, we sold a secured debt interest in Hemosol Corp., along with an interest in related debtor-in-possession financing for combined proceeds of $14 million. We recorded a gain of $2 million as a result of this transaction, and we have treated this as an adjusting item in the quarter.

Net interest expense was $2 million compared to $1 million last year. In 2006, we capitalized $2 million of interest expense related to the MAPLE project. Higher cash and short-term investment balances resulted in higher interest income in the first quarter of 2007 compared to the same period in 2006.

Income taxes

Our effective tax rate for the quarter was 100%,  as we incurred losses this quarter in jurisdictions where we have full valuation allowances recorded against our deferred tax assets.  As a result no tax benefit could be recorded for these losses in the current quarter.  The favourable impact of tax credits relating to eligible research and development carried out in Canada reduced the taxes we reported in the quarter by $1 million.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Discontinued operations

The results of our discontinued businesses for the first quarter of 2007 and 2006 were as follows:

	First Quarter
	2007	2006
Net revenues	$75	$100
Cost of revenues	(46)	(68)
Selling, general and administration	(8)	(15)
Depreciation and amortization	-	(3)
Restructuring charges	-	(1)
Operating income	21	13
Gain on sale of discontinued operations	-	24
Income taxes	(3)	(3)
Minority interest	(3)	(2)
Equity earnings	1	1
Income from discontinued operations	16	33
Basic EPS from discontinued operations	$0.11	$0.23

Income from discontinued operations for fiscal 2007 reflects only the results of our remaining diagnostics businesses. Results for the first quarter of 2006 included Source operations up to the sale of that business in late November 2005 and the results from our Calgary laboratory business, which was sold in April of 2006. Income from discontinued operations for 2006 also reflects the gain resulting from the sale of Source.

Liquidity and capital resources

	January 31 2007	October 31 2006	Change
Cash, cash equivalents and short-term investments	$364	$382	(5%)
Operating working capital[1]	$116	$97	20%
Current ratio (excludes net assets held for sale)	2.1	2.4
+1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

During the first quarter, cash was utilized to pay normal year-end accruals and, as a result, cash balances are down and operating working capital has increased. The decrease in the current ratio is attributable to the classification of a portion of our long-term debt into current liabilities this period, reflecting the December 2007 repayment obligation.

Our liquidity needs can be satisfied from cash generated from operations and short-term borrowings against our available lines of credit.  We have available a CDN$500 million, five-year committed, revolving credit facility to fund our liquidity requirements. No funds were borrowed under the facility as of January 31, 2007. On February 6, 2007 we drew CDN$500 million from this facility to ensure that we had adequate funds on hand to complete our planned acquisition of MDC. We have repaid this advance from the proceeds resulting from the sale of the diagnostics business.

To complete the acquisition of MDC and the substantial issuer bid, we expect to utilize the full proceeds realized from the sale of the diagnostics business and a portion of our existing cash resources. Following these transactions, we expect to have sufficient liquidity resources, including our revolving credit facility, to meet our liquidity requirements.

Cash used in financing activities (excluding discontinued operations) during the quarter was $4 million versus $2 million last year.  We made no purchases under our NCIB during the quarter.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for acquisitions, capital expenditures, research and development expenditures and operations in 2007.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual obligations

There have been no material changes in contractual obligations since October 31, 2006, and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of other parties, nor do we have any off-balance sheet arrangements.

Derivative instruments

We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to assist in the determination the fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at January 31, 2007 was a liability of $7 million.

Capitalization

	January 31, 2007	October 31, 2006	Change
Long-term debt	$383	$394	(3%)
Less: cash and cash equivalents and short-term investments	364	382	(5%)
Net debt	19	12	58%
Shareholders’ equity	1,355	1,354	0%
Capital employed[1]	$1,374	$1,366	1%
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $11 million due principally to revaluation of our Canadian dollar denominated long-term debt and reflecting the strength of the US dollar in the quarter.  Changes in the value of the US-dollar denominated debt, which is treated as a hedge in the US net investment, are reflected in Other Comprehensive Income in the Statement of Financial Position.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Quarterly highlights

Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with US GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

[millions of US dollars, except earnings per share]
	Trailing Four Quarters	Jan 2007	Oct 2006	Jul 2006	Apr 2006
Net revenues	$966	$241	$250	$241	$234
Operating income (loss)	$(69)	$(9)	$(3)	$(21)	$(36)

Income (loss) from continuing operations	$9	$-	$12	$(2)	$(1)
Net income (loss)	$90	$16	$45	$14	$15
Earnings (loss) per share from continuing operations
Basic and diluted	$0.06	$0.00	$0.08	$(0.01)	$(0.01)
Earnings (loss) per share
Basic and diluted	$0.62	$0.11	$0.30	$0.10	$0.11
[millions of US dollars, except earnings per share]
	Trailing Four Quarters	Jan 2006	Oct 2005	Jul 2005	Apr 2005
Net revenues	$900	$230	$248	$213	$209
Operating income (loss)	$(70)	$4	$(47)	$(15)	$(12)

Income (loss) from continuing operations	$(24)	$13	$(35)	$2	$(4)
Net income (loss)	$22	$46	$(43)	$10	$9
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.14)	$0.09	$(0.25)	$0.02	$-
Earnings (loss) per share
Basic and diluted	$0.18	$0.32	$(0.30)	$0.07	$0.09

Items that impact the comparability of operating income include:

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totalling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $36 million resulting from the completion of the MAPLE settlement.
•	Results for the quarter ended October 31, 2005 reflect restructuring charges of $47 million and valuation provisions on certain long-term investments totalling $11 million.

Outlook

As we enter the second quarter of fiscal 2007, we believe that we now have a path forward to resolution of our FDA issues. We have completed a number of key outstanding matters, including the sale of our Canadian diagnostics business and launching a large share repurchase offer. At the end of the first quarter, we announced our intention to materially expand our instruments business with the acquisition of MDC. We have also taken steps to clarify our financial reporting and to make it more comparable to others in our sector by adopting the US dollar as our reporting currency and reporting our results under US GAAP.

Our businesses are well positioned to gather momentum as the year progresses. Customer demand and market growth in all segments

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

remains strong and both MDS Nordion and MDS Sciex have shown growth in the current quarter, taking into account the unexpected strength in the medical isotopes market in 2006. MDS Pharma Services delivered very strong growth in late-stage services and in backlog, but the FDA issue continued to impact earnings. We are confident that we now have a path forward on this matter and we are taking steps to improve the operating performance of this business.

The Molecular Devices transaction is proceeding as expected towards closure. On March 2, the waiting period for Hart Scott Rodino pre-merger clearance in the US expired. We are awaiting conclusion of regulatory approvals in other jurisdictions. The closing of the transaction remains subject to other customary conditions, including other regulatory approvals, which we anticipate will be satisfied over the next several weeks.

MDS Sciex continues to transfer production to our new Singapore facility. We expect to move production of additional lines to Singapore over the course of the year and realize cost savings as a result. We see continued market strength in most of our markets for the second quarter.

MDS Nordion has had a good start to the year and we are comfortable with the momentum entering the second quarter. The Therasphere clinical trial will drive both revenues and R&D expense in future quarters, but successful registration of this medical device is expected to enable us to expand the market for the product.

The nature of our isotope products makes them subject to considerable regulation. Ongoing interest in safety and security may impact the cost of regulatory compliance for products such as cobalt and cesium and may affect patterns of customer demand. We continue to be involved in discussions on these issues.

With the completion of the sale of our diagnostics business, we are now a focused life sciences company and we are well positioned to take advantage of the opportunities available in this industry. We have a strong balance sheet and the financial resources to pursue selected growth opportunities, including acquisitions. Our selection of appropriate opportunities to pursue will be made using a disciplined and methodical approach.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
[UNAUDITED]

Restated See Note 2
As at January 31 with comparatives at October 31 [millions of US dollars]	2007	2006
Assets
Current Assets
Cash and cash equivalents	$335	$247
Short-term investments	29	135
Accounts receivable, net	210	224
Unbilled revenue	138	122
Inventories, net	84	80
Income taxes recoverable	29	42
Prepaid expenses and other	33	21
Assets held for sale	181	196
Total Current Assets	$1,039	$1,067

Property, plant and equipment, net	321	334
Deferred tax assets	33	47
Long-term investments and other	154	176
Goodwill	394	397
Intangible assets, net	306	322
Total Assets	$2,247	$2,343

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$207	$237
Deferred revenue	109	92
Income taxes payable	-	8
Current portion of long-term debt	93	20
Liabilities related to assets held for sale	98	114
Total Current Liabilities	$507	$471

Long-term debt	290	374
Deferred revenue	16	17
Other long-term obligations	23	24
Deferred tax liabilities	56	103
Total Liabilities	$892	$989

Shareholders’ Equity
Common shares, at par – Authorized shares: unlimited; Issued and outstanding shares: 144,690,532 and 144,319,249 for January 31, 2007 and October 31, 2006 respectively	$572	$566
Additional paid in capital	69	69
Retained earnings	402	391
Accumulated other comprehensive income	312	328
Total Shareholders’ Equity	$1,355	$1,354
Total Liabilities and Shareholders’ Equity	$2,247	$2,343
Incorporated under the Canada Business Corporation Act See accompanying notes

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

CONSOLIDATED STATEMENT OF OPERATIONS
[UNAUDITED]

Restated See Note 2
	Three months ended January 31
[millions of US dollars except per share amounts]	2007	2006
Revenues
Products	$105	$105
Services	136	125
Reimbursement revenues	23	31
Total revenues	$264	$261

Costs and expenses
Direct cost of products	(71)	(71)
Direct cost of services	(90)	(82)
Reimbursed expenses	(23)	(31)
Selling, general and administration	(54)	(47)
Research and development	(12)	(12)
Depreciation and amortization	(14)	(11)
Restructuring charges - net	(13)	(1)
Other income (expense) - net	4	(2)
Total costs and expenses	$(273)	$(257)

Operating income (loss) from continuing operations	$(9)	$4

Interest expense	(6)	(3)
Interest income	4	2
Equity earnings	14	14
Income from continuing operations before income taxes	$3	$17

Income tax expense
- current	(2)	(2)
- deferred	(1)	(2)
Income from continuing operations	$-	$13

Income from discontinued operations - net of income tax	16	33
Net income	$16	$46

Basic and diluted earnings per share - from continuing operations	$-	$0.09
- from discontinued operations	0.11	0.23
Basic earnings per share	$0.11	$0.32
See accompanying notes

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
[UNAUDITED]

Restated See Note 2
	Three months ended January 31
[millions of US dollars]	2007	2006
Net income	$16	$46
Foreign currency translation	(13)	42
Unrealized loss on available-for-sale assets	(3)	(3)
Other comprehensive income	$(16)	$39
Comprehensive income	-	85
See accompanying notes

Consolidated Statements of Cash Flows
[unaudited]

	Restated See Note 2
	Three months ended January 31
[millions of US dollars]	2007	2006
Operating activities
Net income	$16	$46
Less: income from discontinued operations – net of tax	16	33
Income from continuing operations	-	13
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	28	9
Changes in non-cash working capital balances relating to operations	(33)	(40)
Cash used in operating activities of continuing operations	(5)	(18)
Cash provided by operating activities of discontinued operations	16	13
	11	(5)
Investing activities
Purchase of property, plant and equipment	(9)	(22)
Proceeds on sale of short-term investments	126	-
Purchase of short-term investments	(22)	-
Proceeds on sale of long-term investments	11	-
Other	1	(17)
Cash provided by (used in) investing activities of continuing operations	107	(39)
Cash provided by investing activities of discontinued operations	-	68
Financing activities
Repayment of long-term debt	(6)	-
Increase (decrease) in deferred revenue and other long-term obligations	1	(9)
Payment of cash dividends	(3)	(3)
Issuance of shares	4	10
Cash used in financing activities of continuing operations	(4)	(2)
Cash used in financing activities of discontinued operations	(2)	(7)
Effect of foreign exchange rate changes on cash and cash equivalents	(24)	13
Increase in cash and cash equivalents during the period	88	28
Cash and cash equivalents, beginning of period	247	215
Cash and cash equivalents, end of period	$335	$243
See accompanying notes

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

1.	Basis of Presentation

As a Canadian-based company, MDS Inc. (MDS or the Company) historically has prepared its consolidated financial statements in Canadian dollars in conformity with accounting principles generally accepted in Canada (Canadian GAAP) and has also provided a reconciliation to United States (US) generally accepted accounting principles (US GAAP).

To enhance its communication with its shareholders, improve comparability of financial information with its competitors and peer group, and promote a common financial language within MDS, the Company adopted the US dollar as its reporting currency as of the first quarter of 2007 and US GAAP as its primary reporting standard for the presentation of its consolidated financial statements as of fiscal year end 2007.

All revenues, expenses and cash flows for each year were translated into the reporting currency using average rates for the year, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the end of each year.  All resulting exchange differences are reported as a separate component of accumulated other comprehensive income.  The functional currency of each of the Company’s operations is unchanged.  Assets and liabilities of the Company’s operations having a functional currency other than US dollars are consolidated and translated into US dollars using the exchange rate in effect at the end of the period, and revenues and expenses are translated at the average rate during the period.

The cumulative impact of the change in reporting currency was to increase the cumulative translation adjustment by $371 million through October 31, 2006.

As a result of adopting US GAAP as its primary reporting standard for its 2007 consolidated year-end statements, the Company is required to restate to US GAAP its previously filed financial statements for the four quarters of 2007.  Previously, our filings prepared in accordance with Canadian GAAP disclosed a reconciliation of earnings to US GAAP due to our status as a foreign private issuer in the US.  Going forward, with US GAAP as our primary basis of accounting, we will reconcile our US GAAP earnings to Canadian GAAP.  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for a minimum of the next two fiscal years (see Note 15).

2.	Changes Affecting Fiscal 2007 Consolidated Financial Statements

a.	Restatement

During the preparation of our 2007 annual financial statements, an error was identified in the US GAAP reconciliation provided as part of the interim financial statements prepared during the 2007 fiscal year with respect to certain stock based incentive compensation plans for which an incorrect valuation methodology was utilized.  The Company has corrected this error by restating selling, general and administration expenses with a reduction of $2 million in the accompanying quarterly consolidated financial statements and reducing the value of accrued liabilities by a similar amount.  The Canadian GAAP financial statements previously reported were not impacted by the change, except for the reconciliation to US GAAP (see Note 15).

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

As a result of adopting US GAAP as the primary reporting standard for the Company, management has determined that investment tax credits (ITCs) having an after-tax value of $13 million realized in its fiscal year ended October 31, 2001 and resulting from its acquisition of Phoenix International Life Sciences Inc. in the previous year had not been identified as a net income reconciliation item in the GAAP reconciliation note for fiscal 2001.

Under Canadian GAAP, acquired ITCs that are determined to have nil value for purposes of purchase price allocation are, if subsequently realized, recorded as income. Under US GAAP, such acquired ITCs are recorded when realized as a reduction in goodwill arising from that prior period acquisition. This item should therefore have been identified as a US GAAP net income reconciliation item in fiscal 2001. In subsequent periods, the reported amount of goodwill and retained earnings for US GAAP purposes were likewise overstated by this amount. The Company has corrected this error by restating opening retained earnings for fiscal 2005 in the accompanying consolidated statement of shareholders’ equity and reducing the carrying value of goodwill by $13 million.  The impact of this restatement has been similarly reflected for subsequent periods.

b.	Change in Accounting Policy

In addition, in adopting US GAAP, the Company has changed its accounting policy for non-refundable investment tax credits (ITCs). In these consolidated financial statements, the Company has recorded non-refundable ITCs as a reduction in income tax expense for the year in which the ITCs were recognized. Previously, the Company recorded non-refundable ITCs as a reduction of the related expenditure. Management believes this accounting policy change will make the Company’s reporting of ITCs consistent with the majority of other companies who report under US GAAP.
There is no impact on net income from continuing operations, earnings per share, or retained earnings of any period as a result of this change. This change in policy increased (decreased) other lines on the consolidated statements of operations as follows:
Three months ended January 31
	2007	2006
Direct cost of services	$-	$1
Research and development	1	2
Current income taxes	(1)	(3)

c.	Adoption of SAB 108

MDS has adopted the provisions of Staff Accounting Bulletin (SAB) No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. In accordance with the provisions of SAB No. 108, the Company has recorded a cumulative adjustment to correct the treatment of certain deferred charges and related income tax expenses. The adjustments resulted in an increase in fiscal 2005 opening retained earnings of $2 million and an adjustment to the tax expense associated with prior year deferred charges that reduced fiscal 2005 opening retained earnings by $4 million. The cumulative net effect of these adjustments on retained earnings as at November 1, 2004 is a reduction of $2 million. In addition, the Company has recorded a $6 million reduction in November 1, 2004 retained earnings and a corresponding increase in additional paid-in capital to correct an amount that had previously been misclassified in the continuity of retained earnings.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

3.	Pending Acquisition

On January 29, 2007, MDS announced the signing of a definitive agreement to offer to purchase all of the outstanding shares of Common stock of Molecular Devices Corporation (MDC), a Delaware corporation at a price of $35.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase filed on February 13, 2007.

MDC is principally involved in the design, development, manufacture, sale and service of bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. As a result of this acquisition, a new business segment will be created that will combine the MDC and MDS Sciex businesses.

The transaction, which is conditional upon certain regulatory approvals and upon MDS acquiring in excess of 50% of the fully diluted shares outstanding, is expected to close in the second quarter of 2007.  The Company estimates that the total amount of funds required to purchase all 16,493,470 shares that were outstanding as of January 25, 2007 plus any stock options that have subsequently been converted to shares pursuant to the Offer and to pay related fees and expenses will be approximately $615 million.

4.	Discontinued Operations

In October 2006, the Company signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services in a C$1.325 billion transaction.  This strategic sale is designed to shift the Company’s business focus to the global life sciences market.   In 2005, the Company approved a plan to divest of its interests in Source Medical Corporation, Calgary Laboratory Services LP and certain MDS Pharma Services businesses.  As a result of these actions, these businesses are classified as discontinued operations.

The results of discontinued operations in the first quarter were as follows:
	First Quarter
	2007	2006
Net revenues	$75	$100
Cost of revenues	(46)	(68)
Selling, general and administration	(8)	(15)
Depreciation and amortization	-	(3)
Restructuring charges	-	(1)
Operating income	21	13
Gain on sale of discontinued operations	-	24
Income taxes	(3)	(3)
Minority interest	(3)	(2)
Equity earnings	1	1
Income from discontinued operations	16	33
Basic EPS from discontinued operations	$0.11	$0.23

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Assets held for sale and liabilities related to assets held for sale comprised:

	As at January 31	As at October31
	2007	2006
Assets held for sale
Accounts receivable, net	$28	$31
Inventories, net	3	3
Prepaid expenses and other	5	3
Property, plant and equipment, net	24	28
Deferred tax assets	55	63
Long-term investments and other	13	13
Goodwill	52	54
Intangibles assets, net	1	1
Total assets held for sale	181	196
Less: Current assets held for sale1	(181)	(196)
Long-term assets held for sale	$-	$-

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$24	$33
Income tax payable	1	-
Long-term debt	3	4
Other long-term obligations	6	6
Deferred tax liabilities	48	55
Minority interest	16	16
Total liabilities related to assets held for sale	98	114
Less: Current liabilities related to assets held for sale1	(98)	(114)
Long-term liabilities related to assets held for sale	$-	$-
1 Assets held for sale and liabilities related to assets held for sale have been classified as current if the Company has signed agreements where such assets are expected to be disposed of within one year.

5.	Accumulated Other Comprehensive Income [unaudited]
Restated see Note 2
	Three months ended January 31
[millions of US dollars]	2007	2006
Accumulated other comprehensive income, net of income taxes, beginning of period	$328	$268
Foreign currency translation	(13)	42
Unrealized loss on available-for-sale assets	(3)	(3)
Accumulated other comprehensive income, net of income taxes, end of period	$312	$307
See accompanying notes

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

6.	Restructuring Charges

An analysis of the activity in the provision through January 31, 2007 is as follows:

	Restructuring Charge	Cumulative drawdowns		Provision Balance at January 31, 2007
		Cash	Non-cash
2005:
Workforce reductions	$34	$(30)	$(1)	$3
Equipment and other asset write-downs – adjustment	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
	$51	$(32)	$(16)	$3
2006:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9	-
	$(7)	$(2)	$9	$-
2007:
Workforce reductions	$3	$(2)	$-	$1
Contract cancellation charges	5	(5)	-	-
Other	5	(1)	-	4
	$13	$(8)	$-	$5
				$8

The Company has continued to utilize the reserves established in prior years relating to change initiatives affecting support services, senior management reductions, and system implementations.

7.	Earnings Per Share
a)	Dilution

	Three months ended January 31
[number of shares in millions]	2007	2006
Weighted average number of Common shares outstanding – basic	$145	$143
Impact of stock options assumed exercised	$-	$1
Weighted average number of Common shares outstanding – diluted	$145	$144

b)	Pro forma Impact of Stock-Based Compensation

Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations.  For the Company, this includes those stock options issued prior to November 1, 2003.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months ended January 31
	2007	2006
Net income	$16	$46
Compensation expense for options granted prior to November 1, 2003	-	(1)
Net income – pro forma	$16	$45

Pro forma basic earnings per share	$0.11	$0.32
Pro forma diluted earnings per share	$0.11	$0.32

8.	Share Capital and Stock Options

The following table summarizes information on share capital and stock options and related matters as at January 31, 2007:

[number of shares in thousands]	Number	Amount
Common shares
Balance as at October 31, 2006	144,319	$566
Issued during the period	372	6
Balance as at January 31, 2007	144,691	$572

[number of stock options in thousands]	Number	Average Exercise Price (C$)
Stock options
Balance as at October 31, 2006	5,850	$18.76
Activity during the period:
Granted	59	20.71
Exercised	(309)	14.36
Cancelled or forfeited	(91)	20.10
Balance as at January 31, 2007	5,509	$19.00

There were 3,938 stock options exercisable as at January 31, 2007.

During the quarter, the Company granted 59,000 options (2006 – 934,450) at an average exercise price of C$20.71 (2006 - C$19.98).  These options have a fair value determined using the Black-Scholes model of C$4.40 per share (2006 - C$4.13) based on the following assumptions:

	2007	2006
Risk-free interest rate	4.0%	3.9%
Expected dividend yield	0.0%	0.7%
Expected volatility	0.22	0.23
Expected time to exercise (years)	3.25	3.25

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

9.	Other Income (Expense) - Net

	Three months ended January 31
	2007	2006
Write-down of other long-term assets	$-	$(1)
Gain on sale of investment	2	-
Foreign exchange gain	3	(1)
Other	(1)	-
Other income (expense) - net	$4	$(2)

10.	Post Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.  The post employment obligation expense for the quarter was $1 million (2006 - $1 million).

11.	Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months ended January 31
	2007	2006
Depreciation and amortization	$14	$11
Stock option compensation	1	2
Deferred revenue	(2)	(3)
Deferred income taxes	16	(1)
Gain on sale of business	(2)	-
Mark-to-market on derivatives	-	1
Equity earnings	-	3
Other	1	(4)
	$28	$9

Changes in non-cash working capital balances relating to operations include:

	Three months ended January 31
[millions of US dollars]	2007	2006
Accounts receivable	$13	$32
Unbilled revenue	(16)	12
Inventories	(4)	8
Prepaid expenses	(24)	(14)
Accounts payable and deferred revenue	(14)	(82)
Income taxes	12	4
	$(33)	$(40)

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

12.	Segment Information

					Three months to January 31, 2007
	MDS Pharma Services		MDS Nordion	MDS Sciex	Corporate and Other	Total
Product revenues	$		$67	$38	$-	$105
Service revenues		121	0	15	-	136
Reimbursement revenues		23	-	-	-	23
Total revenues		144	67	53	-	264
Direct product cost		-	(34)	(37)	-	(71)
Direct service costs		(89)	(1)	-	-	(90)
Reimbursed expenses		(23)	-	-	-	(23)
Selling, general and administration		(33)	(11)	(6)	(4)	(54)
Research and development		-	(1)	(11)	-	(12)
Depreciation and amortization		(8)	(3)	(3)	-	(14)
Restructuring charges – net		(8)	-	-	(5)	(13)
Other income (expense) – net		2	-	(1)	3	4
Equity earnings		-	-	14	-	14
Segment earnings (loss)		$(15)	$17	$9	$(6)	$5
Total Assets		$846	$604	$125	$491	$2,066
Capital expenditures		$2	$1	$3	$3	$9
Total assets for 2007 exclude assets held for sale relating to discontinued operations

				Three months to January 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Sciex	Corporate and Other	Total
Product revenues	$-	$69	$36	$-	$105
Service revenues	111	1	13	-	125
Reimbursement revenues	31	-	-	-	31
Total revenues	142	70	49	-	261
Direct product cost	-	(33)	(38)	-	(71)
Direct service costs	(81)	(1)	-	-	(82)
Reimbursed expenses	(31)	-	-	-	(31)
Selling, general and administration	(29)	(11)	(2)	(5)	(47)
Research and development		(1)	(11)	-	(12)
Depreciation and amortization	(7)	(3)	(1)	-	(11)
Restructuring charges – net	1	-	-	(2)	(1)
Other income (expense) – net	-	-	1	(3)	(2)
Equity earnings	-	-	13	1	14
Segment earnings (loss)	$(5)	$21	$11	$(9)	$18
Total Assets	$715	$692	$145	$458	$2,010
Capital expenditures	$7	$10	$1	$4	$22
Total assets for 2006 exclude assets held for sale relating to discontinued operations

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

13.	Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:

		As at January 31		As at January 31
		2007		2006
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- assets	$-	$-	$5	$5
Currency forward and option	- liabilities	$(4)	$(4)	$-	$-
Interest rate swap and option contracts		$(3)	$(3)	$(2)	$(2)

As of January 31, 2007, the Company had outstanding foreign exchange contracts and options in place to sell up to $178 million at a weighted average exchange rate of C$1.1468 maturing over the next 12 months.  The Company also had interest rate swap contracts that economically convert a notional amount of $80 million of debt from a fixed to a floating interest rate.

14.	Income Taxes

A reconciliation of expected income taxes to reported income tax expense is provided below.  Income before taxes for continuing operations for the quarter ended January 31, 2007 include losses incurred in foreign jurisdictions for which no tax effect has been recorded.  As a result, income tax expense for the quarter of $3 million exceeded the amount expected based on statutory rates.

Three months ended January 31
	2007	2006
Expected income tax expense at MDS’s 35% (2006 – 35%) statutory rate	$1	$6
Increase (decrease) to tax expense as a result of:
Tax credits for research and development	(1)	(3)
Foreign losses that have not been recognized, net	4	-
Impact of tax rate changes on deferred tax balances	-	2
Other	(1)	(1)
Reported income tax expense	$3	$4

15.	Differences Between US and Canadian Generally Accepted Accounting Principles

The US GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

i)
Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under US GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its consolidated financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

difference, there are numerous presentation differences affecting the disclosures in these consolidated financial statements and in certain of the supporting notes.

ii)
Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and they are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

iii)
Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS are related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

iv)
Embedded derivatives – Under SFAS 133 – “Accounting for derivative instruments and hedging activities”, certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives; however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

v)
Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges according to US GAAP and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the period in which the cash flows to which they relate were incurred.

vi)
Comprehensive income – US GAAP requires that a statement of other comprehensive income and accumulated other comprehensive income be displayed with the same prominence as other financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company’s 2007 fiscal year.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

vii)
Pensions - Under US GAAP, the net funded status of pension plans sponsored by a Company are fully reflected in the consolidated assets or liabilities of the Company. The amount by which plan assets exceed benefit obligations or benefit obligations exceed plan assets, on a plan-by-plan basis, is reflected as an increase in assets or liabilities, with a corresponding adjustment to accumulated other comprehensive income. Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financial statements.

viii)
Stock-based compensation – Under US GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

As mentioned in Note 1, in the fourth quarter 2007 during the preparation of our 2007 annual financial statements under US GAAP an error was identified in the prior interim financial statements with respect to certain stock based incentive compensation plans.  The Company has corrected this error of $2 million in these consolidated financial statements.  The previous Canadian GAAP to US GAAP reconciliation is therefore amended by the below restated reconciliation.

Recent Canadian Accounting Pronouncements

a)
Capital disclosures – The CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both the qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies, and processes for managing capital.

b)
Inventories – The CICA issued Section 3031, “Inventories”, which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards. The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements.

c)
Financial instruments – The CICA issued section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation” to replace Section 3861,  “Financial Instruments – Disclosure and Presentation”.

The Company is required to adopt Sections 1535, 3862, and 3863 effective for its fiscal year end beginning November 1, 2007 and these sections affect disclosures only. The Company is required to adopt Section 3031 effective February 1, 2008. The Company is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at January 31 [millions of US dollars]	2007 Canadian GAAP	Reconciling Adjustments	Restated 2007 US GAAP
Assets
Current Assets
Cash and cash equivalents	$340	$(5)	$335
Short-term investments	29	-	29
Accounts receivable, net	212	(2)	210
Unbilled revenue	138	-	138
Inventories, net	90	(6)	84
Income taxes recoverable	29	-	29
Prepaid expenses and other	33	-	33
Assets held for sale	181	-	181
Total Current Assets	$1,052	$(13)	$1,039

Property, plant and equipment, net	$325	$(4)	$321
Deferred tax asset	17	16	33
Long-term investments and other	154	-	154
Goodwill	413	(19)	394
Intangible assets, net	322	(16)	306
Total Assets	$2,283	$(36)	$2,247

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$212	$(5)	$207
Deferred revenue	109	-	109
Income taxes payable	9	(9)	-
Current portion of long-term debt	93	-	93
Liabilities related to assets held for sale	98	-	98
Total Current Liabilities	$521	$(14)	$507

Long-term debt	$290	$-	$290
Deferred revenue	16	-	16
Other long-term obligations	23	-	23
Deferred tax liabilities	75	(19)	56
Total Liabilities	$925	$(33)	$892

Shareholders’ Equity
Share capital	$578	$(6)	$572
Additional paid in capital	n/a	69	69
Retained earnings	505	(103)	402
Accumulated other comprehensive income	275	37	312
Total Shareholders’ Equity	$1,358	$(3)	$1,355
Total Liabilities and Shareholders’ Equity	$2,283	$(36)	$2,247

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at October 31 [millions of US dollars]	2006 Canadian GAAP	Reconciling Adjustment	Restated 2006 US GAAP
Assets
Current Assets
Cash and cash equivalents	$253	$(6)	$247
Short-term investments	135	-	135
Accounts receivable, net	229	(5)	224
Unbilled revenue	121	1	122
Inventories, net	86	(6)	80
Income taxes recoverable	42	-	42
Prepaid expenses and other	21	-	21
Assets held for sale	196	-	196
Total Current Assets	$1,083	$(16)	$1,067

Property, plant and equipment, net	$339	$(5)	$334
Deferred tax asset	37	10	47
Long-term investments and other	170	6	176
Goodwill	417	(20)	397
Intangible assets, net	338	(16)	322
Total Assets	$2,384	$(41)	$2,343

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$239	$(2)	$237
Deferred revenue	93	(1)	92
Income taxes payable	8	-	8
Current portion of long-term debt	20	-	20
Liabilities related to assets held for sale	114	-	114
Total Current Liabilities	$474	$(3)	$471

Long-term debt	$374	$-	$374
Deferred revenue	17	-	17
Other long-term obligations	23	1	24
Deferred tax liabilities	82	21	103
Total Liabilities	$970	$19	$989

Shareholders’ Equity
Share capital	$572	$(6)	$566
Additional paid in capital	-	69	69
Retained earnings	495	(104)	391
Accumulated other comprehensive income	347	(19)	328
Total Shareholders’ Equity	$1,414	$(60)	$1,354
Total Liabilities and Shareholders’ Equity	$2,384	$(41)	$2,343

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF OPERATIONS

Three months ended January 31, 2007
[millions of US dollars except per share amounts]	Canadian GAAP	Reconciling Items	US GAAP
Revenues
Products	$-	$-	$105
Services	-	-	136
Reimbursement revenues	-	-	23
Total revenues	$250	$14	$264

Costs and expenses
Direct cost of products	$-	$(71)	$(71)
Direct cost of services	(160)	70	(90)
Reimbursed expenses	-	(23)	(23)
Selling, general and administration	(53)	(1)	(54)
Research and development	(5)	(7)	(12)
Depreciation and amortization	(17)	3	(14)
Restructuring charges - net	(13)	-	(13)
Other expense - net	1	3	4
Total costs and expenses	$(247)	$(26)	$(273)

Operating income (loss) from continuing operations	$3	(12)	(9)

Interest expense	(6)	-	(6)
Interest income	4	-	4
Equity earnings	-	14	14
Income from continuing operations before income taxes	1	2	3

Income tax expense
- current	(3)	1	(2)
- deferred	-	(1)	(1)
Income (loss) from continuing operations	(2)	2	-

Income from discontinued operations - net of income tax	16	-	16
Net income	$14	$2	$16

Basic earnings (loss) per share - from continuing operations	$(0.02)	0.02	$-
- from discontinued operations	0.12	(0.01)	0.11
Basic earnings (loss) per share	$0.10	$0.01	$0.11

Diluted earnings (loss) per share - from continuing operations	$(0.02)	$0.02	$-
- from discontinued operations	0.12	(0.01)	0.11
Diluted earnings(loss) per share	$0.10	$0.01	$0.11

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF OPERATIONS
Three months ended January 31, 2006
[millions of US dollars except per share amounts]	Canadian GAAP	Reconciling Items	Restated US GAAP
Revenues
Products	$-	$-	$105
Services	-	-	125
Reimbursement revenues	-	-	31
Total revenues	$242	$19	$261

Costs and expenses
Direct cost of products	$-	$(71)	$(71)
Direct cost of services	(152)	70	(82)
Reimbursed expenses	-	(31)	(31)
Selling, general and administration	(48)	1	(47)
Research and development	(5)	(7)	(12)
Depreciation and amortization	(13)	2	(11)
Restructuring charges - net	(1)	-	(1)
Other expense - net	(1)	(1)	(2)
Total costs and expenses	$(220)	$(37)	$(257)

Operating income (loss) from continuing operations	$22	$(18)	$4

Interest expense	(3)	-	(3)
Interest income	2	-	2
Equity earnings	1	13	14
Loss from continuing operations before income taxes	22	(5)	17

Income tax (expense) recovery
- current	(8)	6	(2)
- deferred	-	(2)	(2)
Income (loss) from continuing operations	14	(1)	13

Income from discontinued operations - net of income tax	33	-	33
Net income (loss)	$47	$(1)	$46

Basic earnings per share - from continuing operations	$0.10	$(0.01)	$0.09
- from discontinued operations	0.23	-	0.23
Basic earnings per share	$0.33	$(0.01)	$0.32

Diluted earnings per share - from continuing operations	$0.10	$(0.01)	$0.09
- from discontinued operations	0.23	-	0.23
Diluted earnings per share	$0.33	$(0.01)	$0.32

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended January 31, 2007

[millions of US dollars]	Canadian GAAP	Reconciling Items	Restated US GAAP
Operating activities
Net income	$14	$2	$16
Income from discontinued operations – net of tax	16	-	16
Income (loss) from continuing operations	(2)	2	-
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	13	15	28
Changes in non-cash working capital balances relating to operations	(28)	(5)	(33)
Cash used in operating activities of continuing operations	(17)	12	(5)
Cash provided by operating activities of discontinued operations	16	-	16
	(1)	12	11
Investing activities
Increase (decrease) in deferred development charges	(2)	2	-
Purchase of property, plant and equipment	(8)	(1)	(9)
Proceeds on sale of short-term investments	126	-	126
Purchase of short-term investments	(22)	-	(22)
Proceeds on sale of long-term investments	11	-	11
Other	1	-	1
Cash provided by (used) in investing activities of continuing operations	106	1	107
Financing activities
Repayment of long-term debt	(6)	-	(6)
Decrease in deferred revenue and other long-term obligations	1	-	1
Payment of cash dividends	(3)	-	(3)
Issuance of shares	4	-	4
Cash used in financing activities of continuing operations	(4)	-	(4)
Cash used in financing activities of discontinued operations	(2)	-	(2)
Effect of foreign exchange rate changes on cash and cash equivalents	(12)	(12)	(24)
Increase in cash and cash equivalents during the period	87	1	88
Cash and cash equivalents, beginning of period	253	(6)	247
Cash and cash equivalents, end of period	$340	$(5)	$335

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF CASH FLOWS

  Three months ended January 31, 2006

[millions of US dollars]	Canadian GAAP	Reconciling Items	Restated US GAAP
Cash flows from operating activities
Net income	$47	$(1)	$46
Income from discontinued operations – net of tax	33	-	33
Income from continuing operations	14	(1)	13
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	12	(3)	9
Changes in non-cash working capital balances relating to operations	(43)	3	(40)
Cash provided by (used in) operating activities of continuing operations	(17)	(1)	(18)
Cash provided by (used in) operating activities of discontinued operations	13	-	13
	(4)	(1)	(5)

Investing activities
Increase in deferred development charges	(1)	1	-
Purchase of property, plant and equipment	(22)	-	(22)
Proceeds on sale of short-term investments	-	-	-
Purchase of short-term investments	-	-	-
Other	(17)	-	(17)
Cash provided by (used in) investing activities of continuing operations	(40)	1	(39)
Cash provided by (used in) investing activities of discontinued operations	68	-	68

Financing activities
Repayment of long-term debt
Increase (decrease) in deferred revenue and other long-term obligations	(9)	-	(9)
Payment of cash dividends	(3)	-	(3)
Issuance of shares	10	-	10
Cash used in financing activities of continuing operations	(2)	-	(2)
Cash used in financing activities of discontinued operations	(7)	-	(7)
Effect of foreign exchange rate changes on cash and cash equivalents	9	4	13
Increase in cash and cash equivalents during the period	24	4	28
Cash and cash equivalents, beginning of period	224	(9)	215
Cash and cash equivalents, end of period	$248	$(5)	$243

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

	Three months ended January 31
	2007	2006
Net income (loss) from continuing operations in accordance with Canadian GAAP	$(2)	$14
US GAAP adjustments:
Deferred development costs - net	-	(1)
Mid term incentive plan reversal	2	-
Reduction in income tax expense arising from GAAP adjustments	-	-
Net income (loss) from continuing operations in accordance with US GAAP	-	13
Income from discontinued operations in accordance with Canadian and US GAAP – net of tax	16	33
Net income in accordance with US GAAP	$16	$46

Basic and diluted earnings per share in accordance with US GAAP
- from continuing operations	$-	$0.09
- from discontinued operations	0.11	0.23
	$0.11	$0.32

16.	Comparative Figures

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars and in accordance with US GAAP. Certain figures for the previous year have been reclassified to conform to the current year’s financial statement presentation.  In addition, segmented information for 2006 has been revised to reflect the discontinued operations reported.

17.	Subsequent Events

Subsequent to the year-end, the Company signed an agreement to sell its external beam therapy and self-contained irradiator product lines. The sale is a result of MDS Nordion's strategy to focus its resources on being a leading innovator in molecular medicine. Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, will purchase MDS Nordion's external beam therapy and self-contained irradiator product lines for $15 million. Best Medical International Inc. will acquire these two product lines with combined annualized revenues of approximately US$32 million and approximately 150 employees. The transaction, which is subject to the usual closing conditions, is expected to close in the second quarter of 2008. The Company will report a loss on disposal of this product line, including all costs associated with the disposal, in the range of $4 million to $6 million.

On November 30 and December 5, 2007, we announced that MDS Nordion was experiencing an interruption in supply of medical isotopes from our primary supplier, Atomic Energy of Canada Limited (AECL) while they completed a scheduled shutdown and an upgrade to the electrical system of the National Research Universal reactor. AECL advised us that they are working closely with industry regulators on this matter. They also advised us that production was scheduled to recommence in early to mid-January. While we are working closely with our global supply network to lessen the impact of this shutdown, we will not be able to fully mitigate the impact of this supply disruption on our results. We currently estimate the impact of this disruption on operating income at $8 to $9 million in total for the first quarter of 2008.

MDS INTERIM REPORT JANUARY 31, 2007 (UNAUDITED) - Q1 US GAAP RESTATED

Document 2

CANADIAN SUPPLEMENT TO

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations,
for the three months ended January 31, 2007

This document supplements the Restated Management’s Discussion and Analysis for January 31, 2007 and has been prepared pursuant to Section 5.2 of National Instrument 51-102 – Continuous Disclosure Obligations

CANADIAN SUPPLEMENT TO JANUARY 31, 2007 INTERIM RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

March 7, 2007

The interim unaudited financial statements of MDS Inc. (MDS or the Company) for the quarter ended January 31, 2007 are reported in United States (US) dollars and have been restated in accordance with US generally accepted accounting principles (US GAAP).  As part of the Company’s Canadian filing requirements, we are providing this supplement (Canadian Supplement) to our restated management’s discussion and analysis (Restated MD&A) prepared in accordance with US GAAP that restates, based on financial information of MDS reconciled to Canadian generally accepted accounting principles (Canadian GAAP), those parts of our Restated MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP.  The Canadian Supplement should be read in conjunction with our restated unaudited financial statements and Restated MD&A included in our interim report for the three month period ended January 31, 2007 prepared in accordance with US GAAP (Restated Interim Report) and our 2007 annual financial statements and related MD&A included in our annual report for the fiscal year ended October 31, 2007 (Annual Report).  Note 15 of our interim restated financial statements explains and quantifies the material differences between US GAAP and Canadian GAAP on the Company’s financial condition and results of operations.

The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Caution regarding forward-looking statements” section of the 2007 annual MD&A contained in the Financial Review portion of our Annual Report.

This supplement has been prepared as of the date set out above and has not been updated to reflect new facts, events or circumstances since that date.

In addition to measures based on US GAAP and Canadian GAAP, we use terms such as adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) and adjusted earnings per share (adjusted EPS).  These terms are not defined by US GAAP or Canadian GAAP and readers should refer to “Use of non-GAAP measures” in our 2007 annual MD&A.

Amounts are in millions of US dollars, except per share amounts and where otherwise noted.

Summary of difference between US GAAP and Canadian GAAP

The differences between US GAAP and Canadian GAAP that have the most significant impact on the Company’s financial condition and results of operations for the three month period ended January 31, 2007 include accounting for: joint ventures, investment tax credits, research and development, and stock-based compensation.

The primary difference between Canadian GAAP and US GAAP affecting the consolidated revenues and operating margin is that under Canadian GAAP proportionate consolidation is used to report the results of our joint ventures within MDS Analytical Technologies, whereas under US GAAP we apply the method of equity accounting.   For the first quarter of 2007, we reported $10 million less revenue and $16 million less operating income under US GAAP than we would have reported under Canadian GAAP ($11 million less and $12 million less, respectively for the first quarter of 2006).  Under US GAAP, the income from the joint ventures is included in equity earnings, which were $14 million in the first quarter of 2007 ($13 million in the first quarter of 2006).  Under Canadian GAAP, this amount was included in operating income as part of the proportionate consolidation.  There is no significant impact to adjusted EBITDA from this accounting difference.

Other differences in operating income and adjusted EBITDA are listed below.

•
Non-refundable investment tax credits (ITCs) are treated as a reduction of expenditure under Canadian GAAP and a reduction of income tax under US GAAP.  In the first quarter of 2007, there were $1 million ($3 million in the first quarter of 2006) of ITCs which when calculated based on US GAAP increased our operating loss and reduced adjusted EBITDA, as compared to Canadian GAAP.  This difference affects our three segments MDS Pharma Services, MDS Nordion and MDS Sciex.

CANADIAN SUPPLEMENT TO JANUARY 31, 2007 INTERIM RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

•
Research and Development (R&D) expenditures may be capitalized under Canadian GAAP if certain criteria are met, however these expenditures are expensed in the period they are incurred under US GAAP. In the first quarter of 2007, the $2 million ($2 million in first quarter of 2006) of R&D capitalized under Canadian GAAP resulted in a reduction of adjusted EBITDA when calculated based on US GAAP, compared to Canadian GAAP.  In the first quarter of 2007, there was no change to our operating loss ($1 million increase in the first quarter of 2006) under US GAAP due to $2 million ($1 million in 2006) of amortization under Canadian GAAP relating to previously capitalized R&D. This difference affects our MDS Sciex segment in both 2006 and 2007, and MDS Pharma Services in 2006.

•
Due to a difference in valuation methods for stock-based compensation under US GAAP and Canadian GAAP, our operating loss was reduced and adjusted EBITDA was higher by $2 million for the first quarter of 2007 (nil in 2006) when calculated based on US GAAP, compared to Canadian GAAP.  This difference only affects Corporate and Other.

There are no differences between US GAAP and Canadian GAAP in the adjustment used in calculating adjusted EBITDA and adjusted EPS for the first quarters of 2007 or 2006.

Management’s discussion and analysis under Canadian GAAP

Please refer to the Company's previously filed Interim Report for January 31, 2007 for our corresponding management’s discussion and analysis (MD&A) under Canadian GAAP.  The differences between US GAAP and Canadian GAAP, described above, impact the discussion and analysis in each of the “MDS Inc.”, “MDS Pharma Services”, “MDS Nordion”, “MDS Sciex” and “Corporate and Other” sections of our previously filed MD&A.   The “Income taxes” section of our previously filed MD&A is primarily affected by the ITCs.  The “US GAAP Reconciliation” section in our previously filed MD&A is superseded by the “Restatement to US GAAP” section of our Restated MD&A.

For additional information and details, readers are referred to the 2007 annual financial statements and management’s discussion and analysis for 2007 and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Document 3

Form 52-109F2 - Certification of Interim Filings

I , Stephen P. DeFalco, Executive Vice-President, Finance and Chief Financial Officer of MDS Inc., certify that:

1.
I have reviewed the restated interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MDS Inc., (the issuer) for the interim period ending January 31, 2007 (the "interim filings");

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the restated interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

/s/ Stephen P. DeFalco
Date: January 29, 2008	Stephen P. DeFalco President & Chief Executive Officer

Document 4

Form 52-109F2 - Certification of Interim Filings

I , Douglas S. Prince, Executive Vice-President, Finance and Chief Financial Officer of MDS Inc., certify that:

1.
I have reviewed the restated interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MDS Inc., (the issuer) for the interim period ending January 31, 2007 (the "interim filings");

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the restated interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

/s/ Douglas S. Prince
Date: January 31, 2008	Douglas S. Prince Executive Vice-President, Finance and Chief Financial Officer

Document 5

June 5, 2007

Restated Management’s Discussion and Analysis

The following management’s discussion and analysis of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended April 30, 2007 and its financial position as at April 30, 2007 has been restated.  This restated management’s discussion and analysis (Restated MD&A) should be read in conjunction with the restated consolidated financial statements and notes that follow.  For the Company’s 2007 year end of October 31, 2007, MDS has chosen to adopt United States generally accepted accounting principles (US GAAP) for financial reporting.  As a result of this change, the Company is required to restate to US GAAP its previously filed financial statements for the four quarters of 2007.  Previously, our filings prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) disclosed a reconciliation of earnings to US GAAP due to our status as a foreign private issuer in the US.  Going forward, with US GAAP as our primary basis of accounting, we will reconcile our US GAAP earnings to Canadian GAAP.  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for a minimum of the next two fiscal years.  The interim financial statements for fiscal 2007 as initially reconciled to US GAAP, have also been restated to correct a US GAAP error identified during the preparation of our 2007 annual financial statements related to the accounting for stock compensation expense.  This error related to the utilization of an incorrect methodology under US GAAP in the calculation of stock compensation expense with respect to an equity-based incentive compensation plan. As a result of this error, we previously reported lower net income under US GAAP in each of the interim periods of 2007.  Our accounting for stock-based compensation was correct under Canadian GAAP and except for the US GAAP reconciliation note, there is no restatement to our previously filed Canadian GAAP financial statements. This Restated MD&A has been revised to reflect the restatement.  The information contained in this Restated MD&A is as at June 5, 2007 (as revised) unless otherwise indicated.  Accordingly, this Restated MD&A has not been updated to reflect new facts, events or circumstances since June 5, 2007.

For additional information and details, readers are referred to the 2007 annual financial statements and management’s discussion and analysis for 2007 and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Our Restated MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position as at and for the period ended April 30, 3007. To do so, we provide information and analysis comparing the results of operations and financial position for the current interim period to those of the same period in the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary

Caution Regarding Forward-Looking Statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States’ economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

 We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use Of Non-GAAP Measures

In addition to measures based on generally accepted accounting principles (GAAP) in this Restated MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted earnings per share (EPS); operating working capital; net revenue; and backlog.  These terms are not defined by GAAP and our use of such

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

terms or measurement of such items may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and can view our results through the eyes of management.

Substantially all of the products of the Sciex division of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing.   Under US GAAP, we report our direct revenues from sales to the joint ventures and we report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that has not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be documented in other ways, including email messages and oral confirmations. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

Tabular amounts are in millions of United States dollars, except per share amounts and where otherwise noted.

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers use for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and services to customers in markets around the world.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Discontinued Operations

All financial references in this document exclude those businesses that we consider to be discontinued.  Our discontinued businesses include our diagnostics businesses, certain early-stage pharmaceutical research services operations, and our interest in Source Medical Corporation (Source).  All financial references for the prior year have been restated to reflect this treatment.

Change in Presentation Related to Reimbursement of Out-of-Pocket Costs

In addition to changes that relate to the adoption of US GAAP, the Company changed its presentation of certain revenues that arise from the reimbursement of the Company by our customers (reimbursement revenues) for certain reimbursable out-of-pocket expenses that we incur on behalf of these customers during the conduct of clinical trials (reimbursed expenses). The Company has the right to bill customers for reimbursement of the amounts, but is generally not entitled to a mark-up or other form of profit margin related to these activities. In the financial reports for prior years, the reimbursement revenues were offset against the related out-of-pocket costs, and because these amounts offset, neither a revenue nor an expense item associated with this activity was reported.

In the current presentation, the Company is reporting reimbursement revenues and reimbursed expenses on a gross basis as separate lines on the consolidated statements of operations. As a result of this change, although both total revenues and total expenses have increased, there is no impact on operating income reported. This change in presentation reflects a reconsideration of the Company’s reporting of revenues under both Canadian GAAP and US GAAP. We now believe that the presentation used in prior Canadian GAAP financial statements is not permitted under Canadian GAAP. While this change does not reflect a Canadian GAAP to US GAAP difference, it does reflect a change in the presentation compared to the previously filed Canadian GAAP financial statements and therefore, comparative amounts reflected in these restated interim consolidated financial statements have been revised to reflect this change on both a Canadian GAAP and a US GAAP basis.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term net revenues to mean revenues excluding such amounts.  All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not have an impact on net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment’s senior management team using metrics that are based on net revenues.

Restatement to US GAAP

For the Company’s 2007 year end of October 31, 2007, it has chosen to adopt US GAAP for financial reporting.

The following tables highlight the differences between Canadian and US GAAP, and the impact of the US GAAP error correction related to the valuation of a stock-based compensation program on the quarter and the year-to-date results.  Our accounting for stock-

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

based compensation was correct under Canadian GAAP and there has been no change to the Canadian GAAP results shown in the following table.

	2007 Second Quarter				2006 Second Quarter
	Previously Reported (CAD GAAP)	GAAP Adjustments	Correction	Restated Correction (US GAAP)	Previously Reported (CAD GAAP)	GAAP Adjustments	Restated Correction (US GAAP)
Total revenues	$296	(10)	-	$286	$268	(8)	$260
Reimbursement revenues	(23)	-	-	(23)	(26)	-	(26)
Net revenues	$273	(10)	-	$263	$242	(8)	$234
Income (loss) from continuing operations	(57)	1	1	(55)	(2)	1	(1)
Income taxes	(21)	(6)	-	(27)	1	(32)	(31)
Net interest expense	(2)	-	-	(2)	3	-	3
Loss (gain) on derivatives	(1)	-	-	(1)	2	-	2
Depreciation and amortization	20	(2)	-	18	16	(3)	13
EBITDA	(61)	(7)	1	(67)	20	(34)	(14)
Restructuring charges, net	28	(3)	-	25	1	-	1
Valuation provisions	6	-	-	6	6	-	6
MAPLE settlement	(3)	3	-	-	9	27	36
Loss on sale of a business/investment	3	-	-	3	-	-	-
Provision for FDA-related settlements	61	-	-	61	-	-	-
Acquisition integration	3	-	-	3	-	-	-
Adjusted EBITDA	$37	(7)	1	$31	$36	(7)	$29
Adjusted EBITDA margin	14%			12%	15%		12%

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

	2007 Second Quarter YTD				2006 Second Quarter YTD
	Previously Reported (CAD GAAP)	GAAP Adjustments	Correction	Restated Correction (US GAAP)	Previously Reported (CAD GAAP)	GAAP Adjustments	Restated Correction (US GAAP)
Total revenues	$569	(19)	-	$550	$541	-	521
Reimbursement revenues	(46)	-	-	(46)	(57)	-	(57)
Net revenues	$523	(19)	-	$504	$484	(20)	$464
Income (loss) from continuing operations	(59)	2	2	(55)	12	-	12
Income taxes	(18)	(7)	1	(24)	9	(36)	(27)
Net interest expense	-	-	-	-	4	-	4
Loss (gain) on derivatives	-	(1)	-	(1)	3	(1)	2
Depreciation and amortization	37	(5)	-	32	29	(5)	24
EBITDA	(40)	(11)	3	(48)	57	(42)	15
Restructuring charges, net	41	(3)	-	38	2	-	2
Valuation provisions	6	-	-	6	6	-	6
MAPLE settlement	(3)	3	-	-	9	27	36
Loss on sale of a business/investment	1	-	-	1	-	-	-
Provision for FDA-related settlements	61	-	-	61	-	-	-
Acquisition integration	3	-	-	3	-	-	-
Adjusted EBITDA	$69	(11)	3	$61	$74	(15)	$59
Adjusted EBITDA margin	13%			12%	15%		13%

Note 15 to our consolidated financial statements for the second quarter of 2007 contains a reconciliation of results reported in US GAAP to the net income we would report in Canadian GAAP.

The differences between US GAAP and Canadian GAAP that have the most significant impact on the Company’s financial condition and results of operations for the interim period ended April 30, 2007, include accounting for: joint ventures, investment tax credits, research and development, stock-based compensation and hedge contracts.

The primary difference between Canadian GAAP and US GAAP affecting the consolidated revenues and operating margin is that under Canadian GAAP proportionate consolidation is used for the results of our joint ventures within MDS Analytical Technologies, whereas under US GAAP, we apply the method of equity accounting.   For the second quarter of 2007, we reported $10 million less revenue and $12 million less operating income under US GAAP than we would have reported under Canadian GAAP ($11 million less and $15 million less, respectively for the second quarter of 2006).  Under US GAAP, the income from the joint ventures is included in equity earnings, which were $11 million in 2007 ($9 million in second quarter of 2006).  Under Canadian GAAP this amount was included in operating income as part of the proportionate consolidation.  There is no significant impact to the calculation of adjusted EBITDA from this accounting difference.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Other differences in adjusted EBITDA are listed below.

•
Non-refundable investment tax credits (ITCs) are treated as a reduction of expenditure under Canadian GAAP and a reduction of income tax under US GAAP.  In the second quarter of 2007, there were $7 million ($34 million in the second quarter of 2006) of ITCs.  Adjusted EBITDA was reduced by $4 million ($7 million in the second quarter of 2006) when calculated based on US GAAP, compared to Canadian GAAP, as $3 million of ITCs ($27 million in the second quarter of 2006) related to MAPLE project and were treated as an adjusting item in our calculation of adjusted EBITDA.

•
Research and Development (R&D) expenditures may be capitalized under Canadian GAAP if certain criteria are met, however these expenditures are expensed in the period they are incurred under US GAAP. In the second quarter of 2007, the $2 million ($3 million in second quarter of 2006) of R&D capitalized under Canadian GAAP resulted in a reduction of adjusted EBITDA when calculated based on US GAAP, compared to Canadian GAAP.

•
Due to a difference in valuation methods for stock-based compensation under US GAAP and Canadian GAAP, adjusted EBITDA was higher by $1 million for second quarter of 2007 (nil in 2006) when calculated based on US GAAP, compared to Canadian GAAP.

•	The other difference, which is described in Note 15 to our restated interim financial statements is related to hedges.

In calculating adjusted EBITDA significant changes to the adjusting items include the following two items:

•	In 2007, capitalized R&D was charged to restructuring under Canadian GAAP. Under US GAAP, these expenditures may not be capitalized and therefore there is no adjustment.
•	In 2006, under Canadian GAAP, ITCs were netted against MAPLE settlement. Under US GAAP these are treated as reduction to income tax.

The results discussed in this Restated MD&A are based on US GAAP.  To supplement the US GAAP Restated MD&A included in this document, please refer to our Canadian Supplement to this Restated MD&A which is being filed at the same time as our Restated MD&A and our previously filed Interim Report for April 30, 2007 for our corresponding MD&A based on Canadian GAAP.

Strategic Initiatives

On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and divest of assets that do not contribute to the Company’s areas of focus.  On February 26, 2007, we completed a significant step in this strategic plan by selling our Canadian diagnostics business to Borealis Infrastructure Management Inc.  MDS received net cash proceeds (after expenses and taxes) of $929 million and a $65 million non-interest bearing promissory note due in 2009. After paying transaction costs and income taxes, we have reported a gain of US$792 million in our second quarter, the details of which are (US$ millions):

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Net selling price	$1,129
Less share attributable to minority interests	(112)
MDS’s share of selling price	1,017
Less:
Net book value of assets sold	(82)
Transaction costs	(30)
Income taxes	(113)
Gain included in income from discontinued operations	$792

On January 29, 2007, we announced another significant step in our strategic plan with our intent to acquire Molecular Devices Corporation (MD), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing, in a $624 million cash transaction. This transaction closed and we recorded the acquisition of MD effective March 20, 2007.  Under this agreement, MDS acquired all of the Common Shares of MD for $35.50 per share.  Following the acquisition, the MD business was combined with that of MDS Sciex to create MDS Analytical Technologies (MDS AT). The MDS Sciex and Molecular Devices brands will continue to be used by this new business unit.

This strategic acquisition marks a significant expansion for MDS. By acquiring Sunnyvale, California-based MD, with its strong brand recognition and leading-edge products and capabilities, MDS has strengthened its leadership position as one of the top global providers of life sciences solutions. We offer systems that provide high-content screening, and cellular and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic, and government institutions.

The acquisition has been accounted for using the purchase method. The total cost of the acquisition was $624 million, including the cash cost of the tender offer, the cash cost to acquire outstanding in-the-money options held by employees of MD and others, and cash transaction costs. The components of the purchase cost and the preliminary allocation of the costs are as follows:

Cash paid for tendered shares		$$589
Cash paid to acquire vested options		27
Cash transaction costs		8
Total cost of acquisition		$$624
Allocation of cost of acquisition:
Net tangible assets acquired	$	$ 71
Intangible assets acquired		182
Goodwill		371
Total		$$624

Net tangible assets includes $21 million of acquired cash.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

Second Quarter			Year-to-date

2007	2006		2007	2006
286	260	Total revenues	550	521
(23)	(26)	Reimbursement revenues	(46)	(57)
$263	$234	Net revenues	$504	$464

(55)	(1)	Income (loss) from continuing operations	(55)	12
(27)	(31)	Income taxes	(24)	(27)
(2)	3	Net interest expense	-	4
(1)	2	Loss (gain) on derivatives	(1)	2
18	13	Depreciation and amortization	32	24
(67)	(14)	EBITDA	(48)	15
25	1	Restructuring charges, net	38	2
6	6	Valuation provisions	6	6
-	36	MAPLE settlement	-	36
3	-	Loss on sale of a business/investment	1	-
61	-	Provision for FDA-related settlements	61	-
3	-	Acquisition integration	3	-
$31	$29	Adjusted EBITDA	$61	$59
12%	12%	Adjusted EBITDA margin	12%	13%

Consolidated net revenues for the second quarter of 2007 were up 12% to $263 million compared to $234 million last year. Revenue from the newly acquired MD business from the date of acquisition to April 30, 2007 amounted to $29 million. Our late-stage MDS Pharma Services businesses continued their strong growth, offsetting weakness in early-stage revenues, where we continue to feel the impact from the US Food and Drug Administration (FDA) review. MDS Nordion revenues were down slightly on a reported basis compared with an unusually strong second quarter in fiscal 2006, when we experienced high shipments of key isotopes resulting from disruption at a key competitor. On a reported basis, and excluding the revenues from the MD business, MDS Analytical Technologies was down 2%. The MD business, however experienced solid growth as revenues for the quarter were up 22% compared to a weak quarter in the same three-month period last year.

We reported a loss from continuing operations for the quarter of $55 million compared to a $1 million loss reported for the same period in 2006. The $55 million loss for the current year includes a $61 million provision to cover future costs to resolve the outstanding FDA issues associated with our Montreal-area bioanalytical business and a restructuring charge of $25 million, most of which relates to the MDS Pharma Services business.

Adjusted EBITDA for the quarter was $31 million compared to $29 million last year and $30 million in the first quarter of fiscal 2007.  Adjusted EBITDA increased 7% on a reported basis, compared to a strong adjusted EBITDA figure for 2006 that reflects the impact of the unusual market conditions experienced by MDS Nordion last year.

Adjustments reported for the quarter include $61 million of costs that we expect to incur to reimburse clients of our Montreal-area bioanalytical facilities for audit and other costs that they will pay to comply with the FDA directive issued January 10, 2007. In addition, we

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

have recorded $25 million of restructuring costs related mostly to ongoing profit improvement initiatives in MDS Pharma Services. Other adjusting items included a $6 million valuation provision on our interest in MDS Capital Corp., a $3 million loss resulting from the sale of certain businesses, primarily our Hamburg phase 1 facility, and $3 million of integration costs incurred by MDS AT.

Selling, general, and administration (SG&A) expenses for the quarter totaled $61 million and 23% of net revenues compared to $53 million and 23% last year. The increase includes the impact from the addition of MD partway through the quarter, and includes the cost of their sales and marketing network.

We spent $16 million on R&D activities in the second quarter this year, compared to spending of $13 million last year. The majority of the increase in R&D spending comes from the additional spending in our new MD business.

Consolidated depreciation and amortization expense increased $5 million compared to last year.  Of this increase, $2 million is primarily related to depreciation on our expanded pre-clinical facility in Lyon, France, our new US central laboratory, and our new manufacturing facility in Singapore.  We also amortized $2 million of intangible assets acquired as part of the MD transaction.  Capital expenditures for the quarter were $7 million. We reported a credit of $1 million for capital expenditures in the second quarter of 2006.

Other Expense for the second quarter includes a foreign exchange loss of $4 million resulting from the significant weakness in the US dollar over the last few weeks of the quarter. In the fiscal 2006 quarter we reported a foreign exchange loss of $2 million.

We reported a loss from continuing operations for the quarter due primarily to the after-tax impact of the provisions for FDA study audit costs, long-term investment valuation, and restructuring, which amounted to $69 million. Excluding adjusting items, income from continuing operations was $15 million or $0.11 per share.

Results from discontinued operations for this year include the operating results of our Canadian diagnostics businesses for the period prior to sale and the gain resulting from the sale.

On April 9, 2007, we completed a substantial issuer bid and repurchased approximately 22.8 million Common shares for C$500 million (US$ 441 million) at a price of C$21.90 per share.  As a result of this issuer bid, we reduced the number of Common shares outstanding from approximately 144 million to 122 million.  The basic weighted average number of shares outstanding for the quarter was 137 million.

Reported earnings per share from continuing operations were a loss of $0.40 for the quarter, compared to a loss of $0.01 in 2006.  Adjusted earnings per share from continuing operations for the quarter were $0.11 compared to $0.08 earned in the same period last year.  Earnings per share from discontinued operations were $5.77 compared to $0.12, and included $5.76 related to the gain on sale of the

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

diagnostics business.  Adjusted earnings per share for the two periods were as follows:

	Second Quarter		Year-to-date
	2007	2006	2007	2006
Basic earnings per share from continuing operations – as reported	$(0.40)	$(0.01)	$(0.39)	$0.08
Adjusted for:
Restructuring charges, net	0.15	-	0.23	0.01
FDA-related customer settlements	0.29	-	0.29	-
Valuation provisions	0.04	0.04	0.04	0.04
Mark-to-market on interest rate swaps	-	0.01	-	0.01
MAPLE settlement	(0.02)	0.04	(0.02)	0.04
Loss sale of business and long-term investments	0.03	-	0.02	0.01
Acquisition integration	0.02	-	0.02	-
Tax rate changes	-	-	-	0.02
Adjusted EPS	$0.11	$0.08	$0.19	$0.21

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Pharma Services
Financial Highlights

Second Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2007	revenues	2006	revenues		2007	revenues	2006	revenues
$60	52%	$68	60%	Early-stage	$126	53%	$135	60%
55	48%	45	40%	Late-stage	110	47%	89	40%
115	100%	113	100%	Net revenues	236	100%	224	100%
$23	-	$26	-	Reimbursement revenues	$46	-	$57	-
138	-	139	-	Total revenues	282	-	281	-
(80)	(70%)	(84)	(74%)	Cost of revenues	(169)	(72%)	(165)	(74%)
(23)	-	(26)	-	Reimbursed expenses	(46)	-	(57)	-
(32)	(28%)	(28)	(25%)	Selling, general, and administration	(65)	(28%)	(57)	(26%)
(10)	(9%)	(7)	(6%)	Depreciation and amortization	(18)	(8%)	(14)	(6%)
(23)	(20%)	(1)	(1%)	Restructuring charges	(31)	(13%)
(68)	(58%)	(1)	(1%)	Other income (expense)	(66)	(27%)	(1)	(0%)
(98)	(85%)	(8)	(7%)	Operating income (loss)	(113)	(48%)	(13)	(6%)

				Adjustments:
61	53%	-	-	Provision for FDA-related settlements	61	25%	-	-
23	20%	1	1%	Restructuring charges	31	13%	-	-
4	3%	-	-	Loss (gain) on sale of a business	4	2%	-	-
-	-	(1)	(1%)	Equity Earnings	-	-	(1)	(0%)
(10)	(9%)	(8)	(7%)		(17)	(8%)	(14)	(6%)
10	9%	7	6%	Depreciation and amortization	18	8%	14	6%
$0	0%	$(1)	(1%)	Adjusted EBITDA	$1	0%	$0	0%
				Margins:
30%		26%		Gross margin	28%		26%
0%		(1%)		Adjusted EBITDA	0%		0%
$5		$7		Capital expenditures	$7		$14

MDS Pharma Services net revenues grew 2% on a reported basis.  Reported revenue growth was strong in our late-stage businesses, reflecting continued strong sales activity, improved discipline around managing revenues from change orders initiated by our clients, and efficiency gains in operations.  This strong growth in our late-stage businesses more than offset weakness in early-stage businesses, where growth continues to be constrained by our bioanalytical business in Montreal.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Average monthly pharmaceutical research backlog was $450 million for the second quarter of 2007, an increase of approximately 13% when compared to the average for the second quarter of fiscal 2006.  A significant contract cancellation occurred late in the quarter, reducing our backlog to $425 million at the beginning of the third quarter.

Average monthly backlog
Fiscal 2005 – Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 – Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430
Fiscal 2007 – Quarter 1	450
Quarter 2	450

We have reported an operating loss of $98 million for MDS Pharma Services, reflecting the impact of charges totaling $61 million related to reimbursing customers for costs they will incur to comply with the FDA requirements.  This provision includes $1 million of costs incurred during the quarter.  In the second quarter of 2006, we incurred $5 million, which was included in SG&A for the period.  Reported results for the quarter also reflect restructuring charges of $23 million and a loss of $4 million from the sale of a facility. Both of these charges result from efforts currently underway to streamline our global operations.

Other income includes foreign exchange losses of $3 million resulting from the weakness of the US dollar against both the Canadian dollar and the Euro (2006 – nil).

Capital expenditures in the pharmaceutical services segment were $5 million compared to $7 million last year.  Fiscal 2007 expenditures include the expansion of our Phoenix early clinical research facility.  Expenditures in 2006 related to an ongoing expansion in Lyon, as well as an expansion of the Skeletech site in Bothell that had been planned at the time of the acquisition.

Profit improvement initiatives

We believe we are now on a path that will result in final resolution of the outstanding FDA issues at our Montreal area facilities.  We have also accelerated our profit improvement initiatives by eliminating less profitable sites, reducing facility costs, and structuring our workforce to most effectively serve our customers. We believe these actions will position MDS Pharma Services for growth and improved profitability in the months ahead.

During the second quarter of 2007, we implemented certain portions of our operating improvement plan, finalizing the sale of our phase 1 clinical facility in Hamburg, Germany.  Also during the quarter, senior management approved a significant restructuring plan and we began actions to implement this plan in May.  As a result of the approval of the plan in April, we have recorded $23 million of restructuring charges, including severance of $17 million, equipment write-offs of $3 million, a $2 million provision to reduce the carrying value of certain real estate to our estimate of its current market value, and $1 million for other costs of the restructuring.  We expect to record a further $6 million in future quarters, as we complete our withdrawal from certain leased facilities and complete the headcount reductions.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Reflected in this plan is a decision not to re-open LCMS bioanalytical operations in the Montreal area and, as a direct result, we will reduce the size of our St. Laurent operations and facility to improve its operational efficiency, as it focuses on early clinical operations.

In the first quarter, we reported losses totaling $8 million related to restructuring activities, bringing our total expenses year-to-date to $31 million.  Restructuring costs in the prior year period were $1 million.

FDA review of bioanalytical operations

The January 2007 letters issued by the FDA to sponsors of ANDA (generic drugs) and NDA (innovative drugs) applications has provided direction and a path forward that we expect will result in final resolution of the outstanding FDA issues associated with bioequivalence testing conducted in our St. Laurent and Blainville facilities during the period January 1, 2000 to December 31, 2004.  Subsequent to issuing the letters setting out the path forward, during the second quarter the FDA provided us with Establishment Inspection Reports closing the 2004 inspections which gave rise to these issues.

In the January letters, the FDA directed sponsors of 217 approved and pending generic drug submissions that contain study data produced in these facilities during that period to take one of three actions to address FDA concerns about the accuracy and validity of these bioanalytical studies:  1) repeat their bioanalytical studies; 2) re-analyze their original study samples at a different bioanalytical facility; or 3) independently audit original study results.

To date, we have been in contact with sponsors responsible for approximately 80% of the 217 ANDA submissions under review. Of these, approximately 83% have third party audits underway or are expected to commence third party audits. A small number of the sponsors we have been in touch with (representing 6% of the total ANDAs under review) have indicated that they will repeat the studies without auditing the original study data first. The remaining sponsors have either not yet indicated their preferred course of action, indicated they do not intend any action, or have yet to contact us.

In addition to the ANDA reviews ordered by the FDA, we have recently been advised by certain clients that some European regulators may follow a similar path to that taken by the FDA.  We expect the number of studies subject to these reviews to be limited.

In addition to generic studies, the FDA has requested information regarding submitted NDA applications for innovative drugs that contain data from bioanalytical studies conducted from January 2000 to December 2004 in our St. Laurent and Blainville facilities.  Although it is difficult to estimate the full extent of the FDA’s intent relative to innovator studies, we expect NDA sponsors to take action similar to the three actions set out for generic studies and expect that this will impact a substantially lower number of studies than the work done for sponsors of ANDA submissions.

We have approved a reimbursement policy for clients who have incurred or will incur third party audit costs to complete the work required by the FDA and other regulators. In addition, we are supporting the sponsors who are conducting audits by providing their third party auditors with space at our St. Laurent facility, access to all of the relevant files and study materials, and support from our technical staff. Based on the audit work conducted at our facility to date, we have estimated a total cost to complete this work of $61 million, including the

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

expected reimbursements to clients, audit support costs, and the expected amount of refunds that will be issued to clients for studies on which an unqualified third party audit opinion cannot be obtained.

Full and complete resolution of the FDA issues remains a key focus for MDS Pharma Services and MDS.  We remain committed to working cooperatively with the FDA and our customers to address all of the FDA’s concerns and to assist our customers while they complete the study audits.  Although we have recorded a provision in our second quarter that reflects our current best estimate of the costs we expect to incur with respect to this work and for obligations we have to clients, there can be no assurance at this time that we will not incur costs that exceed the amounts we have currently estimated. In addition, there can be no certainty that the study audits conducted by our clients will be acceptable to the FDA or that the FDA will not require additional work.  We also are unable to judge what further impact this situation will have on our business development activities, particularly for our bioanalytical and early clinical operations.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Nordion
Financial Highlights

Second Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2007	revenues	2006	revenues		2007	revenues	2006	revenues
$67	94%	$71	99%	Product revenues	$134	97%	$140	99%
4	6%	1	1%	Service revenues	4	3%	2	1%
71	100%	72	100%	Net revenues	138	100%	142	100%
(35)	(49%)	(37)	(51%)	Cost of product revenues	(69)	(50%)	(70)	(49%)
(1)	(1%)	-	-	Cost of service revenues	(2)	(1%)	(1)	(1%)
(12)	(18%)	(13)	(18%)	Selling, general, and administration	(23)	(17%)	(24)	(17%)
(1)	(1%)	(1)	(1%)	Research and development	(2)	(1%)	(2)	(1%)
(3)	(4%)	(4)	(6%)	Depreciation and amortization	(6)	(4%)	(7)	(5%)
-	-	-	-	Restructuring charges	-	-	-	-
1	1%	(36)	(50%)	Other income (expense)	1	1%	(36)	(26%)
20	28%	(19)	(26%)	Operating income	37	27%	2	1%

				Adjustments:
-	-	36	50%	MAPLE settlement	-	-	36	26%
(1)	(1%)	-	-	Gain on a sale of a business	(1)	(1%)	-	-
19	27%	17	23%		36	26%	38	27%
3	4%	4	6%	Depreciation and amortization	6	4%	7	5%
$22	31%	$21	29%	Adjusted EBITDA	$42	30%	$45	32%
				Margins:
50%		49%		Gross margin	49%		50%
31%		29%		Adjusted EBITDA	30%		32%
$1		$-		Capital expenditures	$2		$-

MDS Nordion revenues were down 1% year-over-year on a reported basis, as they are being compared to unusually strong results in the second quarter of 2006. The 2006 results were driven by strong sales of medical isotopes during a period when a major competitor announced a voluntary recall of its products used primarily for cardiac imaging.  While this same competitor had similar difficulties in the second quarter of 2007, their outage period did not extend as long and therefore had less of an impact on our 2007 results. We estimate that revenues in the second quarter of 2006 were approximately $2 million higher than the current year as a result of this situation.

Operating income was $20 million compared to a loss of $19 million last year in the same period, due largely to special items. Adjusted EBITDA was $22 million this year compared to $21 million in 2006, and the adjusted EBITDA margin for the quarter was 31%, up from 29% from last year.

SG&A expenses and depreciation and amortization were down slightly compared to the prior year. Other income for the quarter this year includes the release of a $1 million provision for indemnifications granted to the purchaser of our Therapy Systems business when it was sold in 2003 and on which the indemnification period has lapsed. This item has been treated as an adjusting item.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Capital expenditures in the isotopes segment were $1 million, compared to none last year.  During the quarter, MDS Nordion announced plans to invest $6 million to expand our Belgian production facility to meet the growing demand for Glucotrace®, a medical imaging agent used extensively in positron emission tomography (PET) scans.

During the quarter, we continued to deliver TheraSphere to dose patients in India and Europe  for the treatment of liver cancer. We also established centres of excellence with medical centres in four European countries where oncologists will be trained in the use of the product and related techniques.  In April, MDS Nordion announced a collaboration agreement with Avid Radiopharmaceuticals, Inc. to support clinical studies of Avid’s novel radiopharmaceuticals designed to diagnose and monitor Alzheimer’s disease. MDS Nordion will provide the radiolabelling for Avid’s proprietary compounds under the terms of the collaboration.

MDS Analytical Technologies
Financial Highlights

Second Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2007	revenues	2006	revenues		2007	revenues	2006	revenues
$62	81%	$36	73%	Product revenues	$100	77%	$72	73%
15	19%	13	27%	Service revenues	30	23%	26	27%
77	100%	49	100%	Net revenues	130	100%	98	100%
(48)	(63%)	(31)	(63%)	Cost of product revenues	(85)	(65%)	(69)	(70%)
(1)	(1%)	-	-	Cost of service revenues	(1)	(1%)	-	-
(11)	(14%)	(5)	(10%)	Selling, general, and administration	(17)	(13%)	(7)	(7%)
(15)	(20%)	(12)	(25%)	Research and development	(26)	(20%)	(23)	(24%)
(4)	(5%)	(2)	(4%)	Depreciation and amortization	(7)	(5%)	(3)	(3%)
-	-	-	-	Restructuring charges	(2)	(2%)	-	-
(1)	(1%)	1	2%	Other income (expense) net	-	-	2	2%
(3)	(4%)	-	0%	Operating income	(8)	(6%)	(2)	(2%)

				Adjustments:
11	14%	14	29%	Equity earnings	25	19%	27	28%
3	4%	-	-	Acquisition integration	3	3%	-	-
11	14%	14	29%		20	16%	25	26%
4	5%	2	4%	Depreciation and amortization	7	5%	3	3%
$15	19%	$16	33%	Adjusted EBITDA	$27	21%	$28	29%
				Margins:
36%		37%		Gross margin	34%		30%
19%		33%		Adjusted EBITDA	21%		29%
$1		$1		Capital expenditures	$4		$2

The Sciex division of MDS Analytical Technologies carries out the majority of its business through joint ventures.  Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  Under US GAAP, we equity account for the joint ventures and therefore the majority of the income related to the Sciex division is reflected in equity earnings, which represent our share of the net income of the joint ventures. We include equity earnings in our calculation of adjusted EBITDA, however, under US GAAP, these earnings are not included in operating income.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

The second quarter of 2007 includes the results of MDS Sciex, along with the results of the newly acquired Molecular Devices business for the 41-day period from the close of the acquisition on March 20, 2007 to the quarter-end.

MDS Analytical Technologies grew 57% as reported, including the addition of MD, and was down 2% excluding the addition of MD.  End-user revenues in the markets served by our joint ventures grew 12% in the quarter.  Growth remains strong in most end-user markets and our 4000 series instruments have maintained strong sales momentum. Services revenues continue to be a strong driver of growth and profitability for the worldwide business and for our share of operating income from the MDS/Applied Biosystems partnership, although accounting rules prevent us from reporting  this revenue in our financial results.  Instrument sales to customers in inorganic markets also continued their first quarter strength with strong orders received in the second quarter this year, led by sales of our Elan DRC products.

We are very pleased with the results from the Molecular Devices division. On a comparable three-month period covering our fiscal quarter, MD reported revenues were 22% higher this year than a weak period last year.  MD was also a solid contributor to adjusted EBITDA in the quarter.

MDS acquired Molecular Devices effective March 20, 2007, and we are currently conducting work to determine the fair value of the assets and liabilities of the acquired company and to finalize our integration planning and determine the costs associated with the actions we intend to take. The purchase price allocation reflected in the April 30, 2007 statement of financial position and the charges recorded in the period related to the amortization of intangible assets and fair value increments are preliminary and subject to change. In particular, the fair value increment for inventory and the value of backlog, are subject to significant judgment and amortize as expenses to income over a short period. We therefore expect to record further charges in the third quarter related to these items as acquisition date inventories are sold and backlog from the pre-acquisition period is shipped.  We expect to advance the determination of the final purchase accounting substantially in the third quarter and to finalize this by year-end.

There was an operating loss of $3 million for the second quarter of 2007 compared to break even performance in the second quarter of 2006. Equity earnings, which are not included in operating income and represent our share of earnings from the Sciex joint ventures was $11 million for the second quarter of 2007 a decrease from $14 million for the second quarter of 2006. Reported operating income for 2007 includes the results for MD from the date of acquisition, partially offset by $2 million of inventory provisions and $3 million of integration costs and purchase accounting adjustments.  A $1 million foreign exchange gain on the revaluation of US dollar debt was included in the second quarter of 2006.

Adjusted EBITDA for the quarter was $15 million compared to $16 million last year.  Adjustments of $3 million for the quarter reflect costs of the acquisition, including $1 million of costs we have incurred as we begin to integrate the businesses and $2 million of non-cash fair market value adjustments applied to inventory as part of the purchase accounting that are expensed as those inventories are sold. There were no adjustments in the prior year.

Increased expenses in MDS Analytical Technologies for the second quarter of 2007 included higher SG&A expenses reflecting the additional costs associated with the MD business, including their global sales and marketing network. R&D expense was higher for 2007,

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

due to the additional R&D costs incurred by the MD division.  Depreciation and amortization expense was also up, reflecting amortization of intangible assets acquired as part of the MD acquisition.

Capital expenditures were $1 million this year and last.

MDS Analytical Technologies announced a number of product innovations during the second quarter, including strong product launches from the Molecular Devices product lines. MDS Sciex and its joint venture partners introduced enhancements to the Protein Pilot™ software and the 4800 MALDI TOF/TOF ™ mass spectrometer to support biomarker research; and the FlashQuant™, a new technology platform that combines triple-quadrupole mass spectrometry with MALDI technology to streamline the identification of viable drug candidates through better analysis of the absorption, distribution, metabolism, and excretion properties of compounds (ADME). Molecular Devices announced the first live cell kinetic neurotransmitter transport uptake assembly kit, which aims to improve the quality of assay results while reducing processing time and cost.

Corporate and Other Financial Highlights

Second Quarter			Year-to-Date
2007	2006		2007	2006
$(6)	$(7)	Selling, general, and administration	$(10)	$(12)
(1)	-	Depreciation and amortization	(1)	-
(2)		Restructuring charges	(7)	(2)
(6)	(2)	Other expense	(3)	(5)
(15)	(9)	Operating income	(21)	(19)
		Adjustments:
-	(4)	Equity earnings	-	(3)
-	-	Gain on sale of investments	(2)	-
6	6	Valuation provisions	6	6
2	-	Restructuring	7	2
1	-	Depreciation and amortization	1	-
$(6)	$(7)	Adjusted EBITDA	$(9)	$(14)

Corporate SG&A expenses were $6 million in the second quarter of 2007 compared to $7 million in the second quarter of 2006. Restructuring charges in the quarter relate to costs incurred as we completed our exit from the diagnostics business and included staff and facility reductions in our Corporate offices.

Other expense for the quarter includes a $6 million valuation provision related to MDS Capital Corp. As efforts to date to sell the remaining business have not been successful, ongoing operations are being restructured, and we no longer expect to fully recover the carrying value of the investment.  In 2006, other expenses included a $3 million foreign exchange loss, compared to a $1 million loss in the second quarter of 2007.

Interest expense, which included $2 million of interest resulting from our one-month utilization of our revolving credit facility, increased from $4 million to $8 million as we no longer are able to capitalize interest incurred related to the MAPLE project. Interest income increased to $10 million from $1 million as a result of interest earned on higher cash balances in the current quarter and on the cash proceeds resulting from the sale of the diagnostics business.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Income taxes

Our effective tax rate on the loss we reported this quarter was 33%.  This is lower than our expected tax rate of 36% as no tax benefits could be recognized on the loss on the sale of the Hamburg clinic, or the valuation provision we reported on our investment in MDS Capital Corp.  The tax credits we reported this quarter reduced our income taxes by $4 million, net of related income tax, offsetting the unfavourable impact of foreign losses on our tax expense this quarter.

Discontinued Operations

The results of our discontinued businesses for the second quarter of 2007 and 2006 were as follows:

	Second Quarter	Year-to-date
	2007	2006	2007	2006
Net revenues	$20	$98	$95	$198
Cost of revenues	(12)	(63)	(58)	(131)
Selling, general and administration	(6)	(12)	(15)	(27)
Depreciation and amortization	-	(2)	-	(5)
Goodwill write-down	-	-	-	-
Restructuring charges	-	-	-	(1)
Other expenses	-	-	-	-
Operating income	2	21	22	34
Gain on sale of discontinued operations	905	-	905	24
Interest expense	-	1	-	-
Interest income	-	-	1	1
Income taxes	(114)	(3)	(117)	(6)
Minority interest	(1)	(3)	(4)	(5)
Equity earnings	-	-	1	1
Income from discontinued operations	792	16	808	49
Basic EPS from discontinued operations	$5.77	$0.12	$5.73	$0.35

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.

Liquidity and capital resources

	April 30 2007	October 31 2006	Change
Cash, cash equivalents and short-term investments	$319	$382	(16%)
Operating working capital[1]	$74	$97	(24%)
Current ratio (excludes net assets held for sale)	$1.6	$2.4
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

During the past year, we utilized $63 million of cash, mostly to fund the acquisition of Molecular Devices and our share repurchase.  Net cash proceeds from the sale of the diagnostics business amounted to $929 million, while net cash outflows to purchase Molecular Devices and fund the share repurchase totalled $1,044 million. These investments were partially offset by cash generated by operations in the period of $42 million.

We expect our operating cash inflows to remain strong during the latter half of this year and throughout fiscal 2008.  Cash outflows will include FDA settlements with our customers and the payment of severance obligations associated with our restructuring activities. In

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

addition, we will make a principal repayment of $79 million on our long-term debt in December 2007.  These liquidity needs can be satisfied from cash generated from operations and cash on hand. We also have available a CDN$500 million, five-year committed, revolving credit facility to fund our liquidity requirements. On February 6, 2007 we drew CDN$500 million from this facility to ensure that we had adequate funds on hand to complete our planned acquisition of MD, in the event we were unable to close the sale of the diagnostics business prior to taking up MD shares under our tender offer. We repaid this borrowing in March from the proceeds resulting from the sale of the diagnostics business and there were no borrowings under this facility as at April 30, 2007.

Cash used in financing activities (excluding discontinued operations) during the quarter was $437 million versus $5 million received from financing activities last year.  Current year financing activities included $441 million used for the share repurchase.  Given the execution of our issuer bid, we made no purchases under our normal course issuer bid during the quarter.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for acquisitions, capital expenditures, research and development expenditures, FDA settlements, restructuring costs and operations in 2007 and 2008.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual Obligations

There have been no material changes in contractual obligations since October 31, 2006 other than those arising from the acquisition of MD, and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of third parties, nor do we have any off-balance sheet arrangements.  The acquisition of MD has added $6 million of annual commitments related to operating leases and approximately $14 million of inventory purchase commitments in 2007.

Derivative Instruments

We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to assist in the determination of fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at April 30, 2007 was an asset of $2 million.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Capitalization

	April 30 2007	October 31 2006	Change
Long-term debt	$384	$394	(3%)
Less: cash and cash equivalents and short-term investments	319	382	(16%)
Net debt	65	12	442%
Shareholders’ equity	1,702	1,354	26%
Capital employed[1]	$1,767	$1,366	29%
1 Capital employed is a measure of how much of our net assets is financed by debt and equity.

Long-term debt decreased $10 million due to $6 million of principal payments in December and currency re-valuation.  Changes in the value of the US-dollar denominated debt, which is treated as a hedge in the US net investment, are reflected in Accumulated Other Comprehensive Income in the Statement of Financial Position.  The current portion of the long-term debt is $93 million compared to $20 million at October 31, 2006, reflecting the transfer to current portion of $79 million of long-term debt which will be repaid in December 2007.

Quarterly Highlights

Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with US GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

[millions of US dollars, except earnings per share]
	Trailing Four Quarters	Apr 2007	Jan 2007	Oct 2006	July 2006
Net revenues	$995	$263	$241	$250	$241
Operating income (loss)	$(129)	$(96)	$(9)	$(3)	$(21)

Income (loss) from continuing operations	$(45)	$(55)	$-	$12	$(2)
Net income (loss)	$812	$737	$16	$45	$14
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.33)	$(0.40)	$0.00	$0.08	$(0.01)
Earnings (loss) per share
Basic	$5.88	$5.37	$0.11	$0.30	$0.10
Diluted	$5.86	$5.35	$0.11	$0.30	$0.10
[millions of US dollars, except earnings per share]
	Trailing Four Quarters	Apr 2006	Jan 2006	Oct 2005	July 2005
Net revenues	$925	$234	$230	$248	$213
Operating income (loss)	$(94)	$(36)	$4	$(47)	$(15)

Income (loss) from continuing operations	$(21)	$(1)	$13	$(35)	$2
Net income (loss)	$28	$15	$46	$(43)	$10
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.15)	$(0.01)	$0.09	$(0.25)	$0.02
Earnings (loss) per share
Basic and diluted	$0.20	$0.11	$0.32	$(0.30)	$0.07

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Items that impact the comparability of operating income include:
•
Results for the quarter ended April 30, 2007 reflect a $792 million net gain from the sale of our diagnostics businesses, the 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect of the FDA review, and $25 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totaling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $36 million resulting from the completion of the MAPLE settlement.
•	Results for the quarter ended October 31, 2005 reflect restructuring charges of $47 million and valuation provisions on certain long-term investments totaling $11 million.

Outlook

Our second quarter in 2007 included three significant transactions that complete our transition to a global life sciences company. In addition, we made meaningful progress in resolving the outstanding FDA matter, assisting a majority of our generic pharmaceutical clients to conduct the study audits required by the FDA. We believe our businesses are well positioned for growth.

We launched MDS Analytical Technologies during the quarter, combining the Molecular Devices acquisition with our MDS Sciex division.  Since then, the business has announced several new products and attended a highly successful Society for Biomolecular Sciences conference in April. Customer interest in our newly expanded product line is strong and we have seen continued strength in orders.

Our goal is to maintain an ongoing supply of high-quality products and services as we introduce exciting new technologies to increase our customers’ productivity.  Our focus for the balance of the year is to continue to serve our customers well as we drive a smooth integration of the MDS Sciex and Molecular Devices businesses. We believe that there are significant synergies available to these businesses as they become one.  We will achieve these as rapidly as possible, while maintaining the hard-earned reputation of both businesses for providing superior solutions to meet our customers’ complex needs.

In recent quarters, management of MDS Pharma Services has focused significant attention on resolving the FDA issue at our Montreal site. With this matter on a path to final resolution, management has renewed its attention on customers and building for the future. A substantial realignment of the business has begun and we recorded a charge in the second quarter for this. Looking forward, attention is focused on sustaining the strong performance of our late-stage businesses and restoring the growth and profitability of our early-stage business by building on the solid platforms we have in early clinical research and drug safety. We are working hard to reassure our clients that they can rely on MDS Pharma Services for work that is of the highest quality.

MDS Nordion has posted solid performance so far this year and has continued to grow its business outside of its traditional medical isotopes platforms. New commercial relationships with companies like Avid Radiopharmaceuticals and others provide opportunities to expand in the molecular imaging market. We see continued strong demand for TheraSphere in Europe and, more recently, in India and we believe the potential for this innovative therapy is high. We are also investing to serve the rapidly growing market for PET scans by expanding our capacity to manufacturer Glucotrace, an imaging agent, in Europe. We believe these initiatives, combined with others that are in earlier stages of development, position this business well for the future.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

We continue to monitor currency markets and there has been significant volatility in the value of the US dollar since year-end. Although we have hedged a significant portion of our net US-dollar cash flows from our Canadian-based businesses, currency markets will continue to have an impact on our reported results and we will continue to report organic measures of revenue and adjusted EBITDA growth to help readers understand the impact of these market dynamics.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
[UNAUDITED]

	Restated See Note 2
As at April 30 with comparatives at October 31 [millions of US dollars]	2007x	2006
Assets
Current Assets
Cash and cash equivalents	$298	$247
Short-term investments	21	135
Accounts receivable, net	246	224
Unbilled revenue	111	122
Inventories, net	147	80
Income taxes recoverable	63	42
Prepaid expenses and other	24	21
Assets held for sale	1	196
Total Current Assets	$911	$1,067

Property, plant and equipment, net	$332	$334
Deferred tax assets	1	47
Long-term investments and other	215	176
Goodwill	762	397
Intangible assets, net	504	322
Total Assets	$2,725	$2,343

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$338	$237
Deferred revenue	92	92
Income taxes payable	56	8
Deferred tax liabilities	8	-
Current portion of long-term debt	93	20
Liabilities related to assets held for sale	-	114
Total Current Liabilities	$587	$471

Long-term debt	$291	$374
Deferred revenue	16	17
Other long-term obligations	27	24
Deferred tax liabilities	102	103
Total Liabilities	$1,023	$989

Shareholders’ Equity
Common shares, at par – Authorized shares: unlimited; Issued and outstanding shares: 122,288,316 and 144,319,249 for April 2007 and October 2006 respectively.	$486	$566
Additional paid in capital	71	69
Retained earnings	822	391
Accumulated other comprehensive income	323	328
Total Shareholders’ Equity	$1,702	1,354
Total Liabilities and Shareholders’ Equity	$2,725	$2,343
Incorporated Under The Canada Business Corporations Act
See accompanying notes.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

CONSOLIDATED STATEMENT OF OPERATIONS
[UNAUDITED]

	Restated See Note 2		Restated See Note 2
	Three months to April 30		Six months to April 30
[millions of US dollars, except per share amounts]	2007	2006	2007	2006
Revenues
Products	$129	$107	$234	$212
Services	134	127	270	252
Reimbursement revenues	23	26	46	57
Total revenues	$286	$260	$550	$521
Costs and expenses
Direct cost of products	$(83)	$(68)	$(154)	$(139)
Direct cost of services	(82)	(84)	(172)	(166)
Reimbursed expenses	(23)	(26)	(46)	(57)
Selling, general and administration	(61)	(53)	(115)	(100)
Research and development	(16)	(13)	(28)	(25)
Depreciation and amortization	(18)	(13)	(32)	(24)
Restructuring charges – net	(25)	(1)	(38)	(2)
Other expenses - net	(74)	(38)	(70)	(40)
Total costs and expenses	$(382)	$(296)	$(655)	$(553)
Operating loss from continuing operations	(96)	(36)	(105)	(32)
Interest expense	(8)	(4)	(14)	(7)
Interest income	10	1	14
Mark-to-market on interest note swaps	1	(2)	1	(2)
Equity earnings	11	9	25	23
Loss from continuing operations before income taxes	$(82)	$(32)	$(79)	$(15)
Income tax (expense) recovery
- current	31	19	29	17
- deferred	(4)	12	(5)	10
Income (loss) from continuing operations	$(55)	$(1)	$(55)	$12

Income from discontinued operations – net of income tax	792	16	808	49
Net income (loss)	$737	$15	$753	$61

Basic earnings (loss) per share
- from continuing operations	$(0.40)	$(0.01)	$(0.39)	$0.08
- from discontinued operations	5.77	0.12	5.73	0.35
Basic earnings (loss) per share	$5.37	$0.11	$5.34	$0.43

Diluted earnings (loss) per share
- from continuing operations	$(0.40)	$(0.01)	$(0.39)	$0.08
- from discontinued operations	5.75	0.12	5.72	0.35
Diluted earnings (loss) per share	$5.35	$0.11	$5.33	$0.43
See accompanying notes

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
[UNAUDITED]

Restated see Note 2
	Three months to April 30		Six months to April 30
	2007	2006	2007	2006
Net income	$737	$15	$753	$61
Foreign currency translation	41	33	28	75
Unrealized loss on available-for-sale assets	-	(1)	(3)	(4)
Unrealized loss on derivatives designated as cash flow hedges, net of tax	5	-	5	-
Reclassification of realized loses	(2)	1	(2)	1
Repurchase and cancellation of common shares	(33)	-	(33)	-
Other comprehensive income	$11	$33	$(5)	$72
Comprehensive income	$748	$48	$748	$133

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

CONSOLIDATED STATEMENT OF CASH FLOWS
[UNAUDITED]

	Restated See Note 2		Restated See Note 2
	Three months to April 30		Six months to April 30
[millions of US dollars]	2007	2006	2007	2006
Operating activities
Net income	$737	$15	$753	$61
Income from discontinued operations – net of tax	792	16	808	49
Income (loss) from continuing operations	(55)	(1)	(55)	12
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	71	20	99	29
Changes in non-cash working capital balances relating to operations	95	(12)	62	(52)
Cash provided by (used in) operating activities of continuing operations	111	7	106	(11)
Cash provided by (used in) operating activities of discontinued operations	(69)	21	(53)	34
	42	28	53	23
Investing activities
Acquisitions	(603)	-	(603)	-
Proceeds from MAPLE transaction	-	24	-	24
Purchase of property, plant and equipment	(7)	1	(16)	(21)
Proceeds on sale of short-term investments	25	-	151	-
Purchases of short-term investments	(15)	-	(37)	-
Proceeds on sale of long-term investment	2	-	13	-
Other	(1)	1	-	(16)
Cash provided by (used in) investing activities of continuing operations	(599)	26	(492)	(13)
Cash provided by investing activities of discontinued operations	929	9	929	77
Financing activities
Repayment of long-term debt	(1)	(1)	(7)	(1)
Decrease in deferred revenue and other long-term obligations	(1)	-	-	(9)
Payment of cash dividends	-	(3)	(3)	(6)
Issuance of shares	6	9	10	19
Repurchase of shares	(441)	-	(441)	-
Cash provided by (used in) financing activities of continuing operations	(437)	5	(441)	3
Cash used in financing activities of discontinued operations	-	(1)	(2)	(8)
Effect of foreign exchange rate changes on cash and cash equivalents	28	4	4	17
Increase (decrease) in cash and cash equivalents during the period	(37)	71	51	99
Cash and cash equivalents, beginning of period	335	243	247	215
Cash and cash equivalents, end of period	$298	$314	$298	$314
See accompanying notes

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

1.	Basis of Presentation

As a Canadian-based company, MDS Inc. (MDS or the Company) historically has prepared its consolidated financial statements in Canadian dollars in conformity with accounting principles generally accepted in Canada (Canadian GAAP) and has also provided a reconciliation to United States generally accepted accounting principles (US GAAP).

To enhance its communication with its shareholders, improve comparability of financial information with its competitors and peer group, and promote a common financial language within MDS,  the Company adopted the US dollar as its reporting currency as at the first quarter of 2007 and US GAAP as its primary reporting standard for the presentation of its consolidated financial statements as of fiscal year end 2007.

All revenues, expenses and cash flows for each year were translated into the reporting currency using average rates for the year, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the end of each year.  All resulting exchange differences are reported as a separate component of accumulated other comprehensive income.  The functional currency of each of the Company’s operations is unchanged.  Assets and liabilities of the Company’s operations having a functional currency other than US dollars are consolidated and translated into US dollars using the exchange rate in effect at the end of the period, and revenues and expenses are translated at the average rate during the period.

The cumulative impact of the change in reporting currency was to increase the cumulative translation adjustment by $371 million through October 31, 2006.

As a result of adopting US GAAP as its primary reporting standard for its 2007 consolidated year-end statements, the Company is required to restate to US GAAP its previously filed financial statements for the four quarters of 2007.  Previously, our filings prepared in accordance with Canadian GAAP disclosed a reconciliation of earnings to US GAAP due to our status as a foreign private issuer in the US.  Going forward, with US GAAP as our primary basis of accounting, we will reconcile our US GAAP earnings to Canadian GAAP.  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for a minimum of the next two fiscal years (see Note 15).

2.	Changes Affecting Fiscal 2007 Consolidated Financial Statements
a.	Restatement

During the preparation of our 2007 annual financial statements, an error was identified in the US  GAAP reconciliation provided as part of the interim financial statements  prepared during the 2007 fiscal year with respect to certain stock based incentive compensation plans for which an incorrect valuation methodology was utilized.  The Company has corrected this error by restating selling, general and administration expenses by $1 million in the accompanying quarter consolidated financial statements and reducing the value of accrued liabilities by a similar amount.  The Canadian GAAP statements previously reported were not impacted by the change, except for the reconciliation to US GAAP (see Note 15).

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

As a result of adopting US GAAP as the primary reporting standard for the Company, management has determined that investment tax credits (ITCs) having an after-tax value of $13 million realized in its fiscal year ended October 31, 2001 and resulting from its acquisition of Phoenix International Life Sciences Inc. in the previous year had not been identified as a net income reconciliation item in the GAAP reconciliation note for fiscal 2001.

Under Canadian GAAP, acquired ITCs that are determined to have nil value for purposes of purchase price allocation are, if subsequently realized, recorded as income. Under US GAAP, such acquired ITCs are recorded when realized as a reduction in goodwill arising from that prior period acquisition. This item should therefore have been identified as a US GAAP net income reconciliation item in fiscal 2001. In subsequent periods, the reported amount of goodwill and retained earnings for US GAAP purposes were likewise overstated by this amount. The Company has corrected this error by restating opening retained earnings for fiscal 2005 in the accompanying consolidated statement of shareholders’ equity and reducing the carrying value of goodwill by $13 million.  The impact of this restatement has been similarly reflected for subsequent periods.

b.	Change in Accounting Policy

In addition, in adopting US GAAP, the Company has changed its accounting policy for non-refundable investment tax credits (ITCs). In these consolidated financial statements, the Company has recorded non-refundable ITCs as a reduction in income tax expense for the year in which the ITC’s were recognized. Previously, the Company recorded non-refundable ITCs as a reduction of the related expenditure. Management believes this accounting policy change will make the Company’s reporting of ITCs consistent with the majority of other companies who report under US GAAP.

There is no impact on net income from continuing operations, earnings per share, or retained earnings of any period as a result of this change. This change in policy increased (decreased) other lines on the statements of operations as follows:
Three months ended January 31
	2007	2006
Direct cost of services	$3	$4
Research and development	1	3
Other expense – net	3	27
Current income taxes	(7)	(34)

c.	Adoption of SAB 108

MDS has adopted the provisions of Staff Accounting Bulletin No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. In accordance with the provisions of SAB No. 108, the Company has recorded a cumulative adjustment to correct the treatment of certain deferred charges and related income tax expenses. The adjustments resulted in an increase in fiscal 2005 opening retained earnings of $2 million and an adjustment to the tax expense associated with prior year deferred charges that reduced fiscal 2005 opening retained earnings by $4 million. The cumulative net effect of these adjustments on retained earnings as at November 1, 2004 is a reduction of $2 million. In addition, the Company has recorded a $6 million reduction in November 1, 2004

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

retained earnings and a corresponding increase in additional paid-in capital to correct an amount that had previously been misclassified in the continuity of retained earnings.

3.	Acquisition of Molecular Devices Corporation

On March 20, 2007, the Company completed a tender offer which resulted in MDS acquiring 100% of the shares of Molecular Devices Corporation (MD), a California-based company with global operations.  MD designs, develops, manufactures, sells and services bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.  The Company acquired MD primarily to add their leading-edge products to those of MDS Sciex to strengthen MDS’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers.

The operations for this acquisition are reported within the results of the Company’s newly formed MDS Analytical Technologies segment (which combines MD with the previous Instruments segment) in the consolidated financial statements from the acquisition date.

The aggregate purchase consideration (net of cash acquired of $21 million) was approximately $603 million paid in cash from existing cash on hand.  Included in the consideration is the cash cost of $27 million to settle all outstanding in-the-money options of MD at the closing date of the acquisition.  Direct and incremental third party acquisition costs associated with the acquisition were approximately $8 million.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141 “Business Combinations” and the Company has accordingly allocated the purchase price of the acquisition based upon the preliminary fair values of the assets acquired and liabilities assumed.  The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price as additional information regarding liabilities incurred and revisions are made to preliminary estimates of fair values made at the acquisition date.  In connection with determining the fair value of the assets acquired and liabilities assumed, management, assisted by valuation consultants, performed assessments of intangible assets using customary valuation procedures and techniques.

The components of the preliminary purchase price allocation for the acquisition cost of MD are as follows:

Consideration and acquisition costs:
Cash and payments, net of cash acquired	$595
Transaction costs	8

Net consideration and acquisition costs	$603

Allocation of purchase price
Net tangible assets acquired	$50
Intangible assets acquired:
Developed technology	111
In process research and development	11
Brands	60
Goodwill (non-tax deductible)	371
Total purchase price	$603

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

The following table summarizes the components of the tangible assets acquired at fair value:

Inventories	$60
Property, plant and equipment	12
Other assets and liabilities, net	(22)
Net tangible assets acquired	$50

Other assets and liabilities include $23 million quarter net deferred tax liabilities. Net tangible assets acquired include a charge of $4 million to eliminate redundant positions at MD over the course of the next year.  The acquired technology will be amortized over its estimated life, which ranges between five and seven years while the brands have an indefinite life and are not amortized.

4.	Sale of Canadian Diagnostics Business and Discontinued Operations

In 2005, The Board of Directors of the Company approved a strategic plan to focus the Company on its life sciences businesses and to close or divest of businesses that were not strategic to this plan.   As a result, the Company had reclassified its Canadian diagnostics business as discontinued operations.

On February 26, 2007, the Company completed the sale of its Canadian diagnostic services business to Borealis Infrastructure Management Inc. for gross proceeds of C$1.325 billion.  The sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests, resulted in net proceeds of US$988 million comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009.  This note was recorded at an effective interest rate of 4.4% and had a book value of $59 million.  Included in income from discontinued operations, the Company recorded a net gain of US$792 million on the transaction in the quarter.

As a result of the sale, MDS sold $82 million in net assets consisting of:

Accounts receivable	$31
Property, plant and equipment	27
Long-term investments and other	18
Goodwill	57
Accounts payable and accrued liabilities	(27)
Long-term debt and other long-term obligations	(24)
Net assets	$82

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

The results of discontinued operations in the quarter and the six-months ended April 30 were as follows:

	Second Quarter		Year-to-date
	2007	2006	2007	2006
Net revenues	$20	$98	$95	$198
Cost of revenues	(12)	(63)	(58)	(131)
Selling, general and administration	(6)	(12)	(15)	(27)
Depreciation and amortization	-	(2)	-	(5)
Goodwill write-down	-	-	-	-
Restructuring charges	-	-	-	(1)
Other expenses	-	-	-	-
Operating income	2	21	22	34
Gain on sale of discontinued operations	905	-	905	24
Interest expense	-	1	-	-
Interest income	-	-	1	1
Income taxes	(114)	(3)	(117)	(6)
Minority interest	(1)	(3)	(4)	(5)
Equity earnings	-	-	1	1
Income from discontinued operations	792	16	808	49
Basic EPS from discontinued operations	$5.77	$0.12	$5.73	$0.35

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.  In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Assets held for sale and liabilities related to assets held for sale comprise:

	As at April 30	As at October 31
	2007	2006
Assets held for sale
Accounts receivable	$-	$31
Inventories	-	3
Prepaid expenses and other	-	3
Property, plant and equipment	-	28
Deferred tax asset	-	63
Long-term investments and other	1	13
Goodwill	-	54
Intangible assets	-	1
Total assets held for sale	1	196
Less: Current assets held for sale1	(1)	(196)
Long-term assets held for sale	$-	$-

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$-	$33
Long-term debt	-	4
Other long-term obligations	-	6
Deferred tax liabilities	-	55
Minority interest	-	16
Total liabilities related to assets held for sale	-	114
Less: Current liabilities related to assets held for sale1	-	(114)
Long-term liabilities related to assets held for sale	$-	$-
1Assets held for sale and liabilities related to assets held for sale have been classified as current if the Company has signed agreements where such assets are expected to be disposed of within one year.

5.	Accumulated Other Comprehensive Income
Restated see Note 2
	Three months ended April 30
[millions of US dollars]	2007	2006
Accumulated other comprehensive income, net of income taxes, beginning of period	$312	$307
Foreign currency translation	41	33
Unrealized loss on available-for-sale assets	-	(1)
Unrealized loss on derivatives designated as cash flow hedges, net of tax	5	-
Reclassification of realized losses	(2)	1
Repurchase and cancellation of common shares	(33)	-
Accumulated other comprehensive income, net of income taxes, end of period	$323	$340
See accompanying notes

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

6.	Restructuring Charges

An analysis of the activity in the provision through April 30, 2007 is as follows:

	Restructuring Charge	Cumulative drawdowns		Provision Balance at April 30, 2007
		Cash	Non-cash
2005:
Workforce reductions	$34	$(32)	$(1)	$1
Equipment and other asset write-downs – adjustment	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
	$51	$(34)	$(16)	$1
2006:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9	-
	$(7)	$(2)	$9	$-
2007:
Workforce reductions	$19	$(3)	$-	$16
Equipment and other asset write-downs	2	-	-	2
Contract cancellation charges	5	(5)	-	-
Other	12	(5)	(2)	5
	$38	$(13)	$(2)	$23
				$24
During the quarter ended April 30, 2007, management of the Company approved a restructuring plan designed principally to improve the profitability of MDS Pharma Services.  The Company recorded a restructuring provision of $25 million in the quarter including $17 million for severance, $2 million to reduce the carrying value of certain assets and $6 million for other costs.

7.	Earnings Per Share

a.	Dilution

	Three months to April 30		Six months to April 30
(number of shares in millions)	2007	2006	2007	2006
Weighted average number of Common shares outstanding – basic	137	143	141	143
Impact of stock options assumed exercised	1	1	-	1
Weighted average number of Common shares outstanding – diluted	138	144	141	144

b.	Pro-Forma Impact of Stock-Based Compensation

Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations.  For the Company, this includes those stock options issued prior to November 1, 2003.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

For purposes of these pro-forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months to April 30		Six months to April 30
	2007	2006	2007	2006
Net income	$737	$15	$753	$61
Compensation expense for options granted prior to November 1, 2003	-	-	(1)	(1)
Net income – pro-forma	$737	$15	$752	$60

Pro-forma basic earnings per share	$5.37	$0.11	$5.34	$0.42
Pro-forma diluted earnings per share	$5.35	$0.11	$5.33	$0.42

8.	Share Capital and Stock Options

The following table summarizes information on share capital and stock options and related matters as at April 30, 2007:

(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2006	144,319	566
Issued during the period	800	11
Repurchased during the period	(22,831)	(91)
Balance as at April 30, 2007	122,288	486

(number of stock options in thousands)	Number	Average Exercise Price (C$)
Stock options
Balance as at October 31, 2006	5,850	$18.76
Activity during the period:
Granted	340	21.64
Exercised	(710)	15.66
Cancelled or forfeited	(163)	20.10
Balance as at April 30, 2007	5,317	$19.31

There were 3,661 stock options exercisable as at April 30, 2007.

During the quarter, the Company granted 280,500 options (2006 – 49,700) at an average exercise price of C$21.84 (2006 - C$19.72). These options have a fair value determined using the Black-Scholes model of C$4.62 per share (2006 - C$4.39) based on the following assumptions:

	2007	2006
Risk-free interest rate	3.9%	3.9%
Expected dividend yield	0.0%	0.7%
Expected volatility	0.22	0.23
Expected time to exercise (years)	3.25	3.25

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

9.	Other Income (Expense) - Net

	Three months to April 30		Six months to April 30
	2007	2006		2007	2006
Write-down of other long-term assets	$-	$-	$		$(1)
Write-down of investments	(6)	-		(6)	-
Gain on sale of investment	-	-		2	-
Loss on sale of Hamburg clinic	(4)	-		(4)	-
Gain on sale of business	1	-		1	-
Acquisition integration costs	(1)	-		(1)	-
FDA Provision	(61)	-		(61)	-
Maple Settlement	-	(36)		-	(36)
Foreign exchange loss	(4)	(2)		(1)	(2)
Other	1	-		-	(1)
Other expense - net	$(74)	$(38)		$(70)	$(40)

10.	Post-Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post-employment obligation expense for the quarter was $1 million (2006 - $1 million).

11.	Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to April 30		Six months to April 30
	2007	2006	2007	2006
Depreciation and amortization	$18	$13	$32	$24
Stock option compensation	-	1	1	3
Deferred revenue	-	(2)	(2)	(5)
Deferred income taxes	31	(7)	47	(8)
Equity earnings – net of distribution	9	5	9	8
Write-down of MAPLE assets	-	9	-	9
Write-down of investments	6	-	6	-
Loss on sale of Hamburg clinic	4	-	4	-
Loss on disposal of equipment and other assets	4	-	4	-
Gain on dilution of investment	-	-	(2)	-
Mark-to-market of derivatives	(1)	-	(1)	1
Amortization of purchase price adjustments	2	-	2	-
Other	(2)	1	(1)	(3)
	$71	$20	$99	$29

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Changes in non-cash working capital balances relating to operations include
	Three months to April 30		Six months to April 30
[millions of US dollars]	2007	2006	2007	2006
Accounts receivable	$(5)	$(42)	$8	$(10)
Unbilled revenue	27	(41)	11	(29)
Inventories	(3)	29	(7)	37
Prepaid expenses	35	6	11	(8)
Accounts payable and deferred revenue	62	39	48	(43)
Income taxes	(21)	(3)	(9)	1
	$95	$(12)	$62	$(52)

12.	Segment Information

				Three months to April 30, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$67	$62	$-	$129
Service revenues	115	4	15	-	134
Reimbursement revenues	23	-	-	-	23
Total revenues	138	71	77	-	286
Direct product cost	-	(35)	(48)	-	(83)
Direct service cost	(80)	(1)	(1)	-	(82)
Reimbursed expenses	(23)	-	-	-	(23)
Selling, general and administration	(32)	(12)	(11)	(6)	(61)
Research and development	-	(1)	(15)	-	(16)
Depreciation and amortization	(10)	(3)	(4)	(1)	(18)
Restructuring charges - net	(23)	-	-	(2)	(25)
Other income (expense) - net	(68)	1	(1)	(6)	(74)
Equity Earnings	-	-	11	-	11
Segment earnings (loss)	$(98)	$20	$8	$(15)	$(85)
Total Assets	$810	$660	$819	$435	$2,724
Capital expenditures	$5	$1	$1	$-	$7

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

					Three months to April 30, 2006
	MDS Pharma Services		MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$		$71	$36	$-	$107
Service revenues		113	1	13	-	127
Reimbursement revenues		26	-	-	-	26
Total revenues		139	72	49	-	260
Direct product cost		-	(37)	(31)	-	(68)
Direct service cost		(84)	-	-	-	(84)
Reimbursed expenses		(26)	-	-	-	(26)
Selling, general and administration		(28)	(13)	(5)	(7)	(53)
Research and development		-	(1)	(12)	-	(13)
Depreciation and amortization		(7)	(4)	(2)	-	(13)
Restructuring charges - net		(1)	-	-	-	(1)
Other income (expense) - net		(1)	(36)	1	(2)	(38)
Equity Earnings		(1)	-	14	(4)	9
Segment earnings (loss)		$(9)	$(19)	$14	$(13)	$(27)
Total Assets		$771	$663	$151	$8	$1,593
Capital expenditures		$7	$(10)	$1	$1	$(1)

				Six months to April 30, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$134	$100	$-	$234
Service revenues	236	4	30	-	270
Reimbursement revenues	46	-	-	-	46
Total revenues	282	138	130	-	550
Direct product cost	-	(69)	(85)	-	(154)
Direct service cost	(169)	(2)	(1)	-	(172)
Reimbursed expenses	(46)	-	-	-	(46)
Selling, general and administration	(65)	(23)	(17)	(10)	(115)
Research and development		(2)	(26)	-	(28)
Depreciation and amortization	(18)	(6)	(7)	(1)	(32)
Restructuring charges - net	(31)	-	-	(7)	(38)
Other income (expense) - net	(66)	1	(2)	(3)	(70)
Equity Earnings	-	-	25	-	25
Segment earnings (loss)	$(113)	$37	$17	$(21)	$(80)
Total Assets	$810	$660	$819	$435	$2,724
Capital expenditures	$7	$2	$4	$3	$16

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

				Six months to April 30, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$140	$72	$-	$212
Service revenues	224	2	26	-	252
Reimbursement revenues	57	-	-	-	57
Total revenues	281	142	98	-	521
Direct product cost	-	(70)	(69)		(139)
Direct service cost	(165)	(1)	-	-	(166)
Reimbursed expenses	(57)	-	-		(57)
Selling, general and administration	(57)	(24)	(7)	(12)	(100)
Research and development	-	(2)	(23)	-	(25)
Depreciation and amortization	(14)	(7)	(3)	-	(24)
Restructuring charges - net	-	-	-	(2)	(2)
Other income (expense) - net	(1)	(36)	2	(5)	(40)
Equity Earnings	(1)	-	27	(3)	23
Segment earnings (loss)	$(14)	$2	$25	$(22)	$(9)
Total Assets	$771	$663	$151	$8	$1,593
Capital expenditures	$14	$-	$2	$5	$21

13.	Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:

		As at April 30		As at April 30
		2007		2006
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- assets	$4	$4	$8	$8
Currency forward and option	- liabilities	$-	$-	$(1)	$(1)
Interest rate swap and option contracts		$(2)	$(2)	$(4)	$(4)

As of April 30, 2007, the Company had outstanding foreign exchange contracts in place to sell $90 million at a weighted average exchange rate of C$1.1541 maturing over the next ten months.  The Company also had interest rate swap contracts that convert a notional amount of $80 million of debt from a fixed to a floating interest rate.

14.	Income Taxes

A reconciliation of expected income taxes to the reported income tax recovery is provided below.   The Company’s tax recovery for the quarter was lower than expected as portions of the restructuring charge related to foreign jurisdictions where full valuation allowances have been recorded against existing tax assets. In addition, the Company was unable to recognize any tax benefit on the Hamburg clinic loss or valuation provision recorded this quarter.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Three months to April 30
	2007	2006
Expected income tax expense (recovery) at MDS’s 35% (2006 – 35%) statutory rate	$(28)	$(12)
Increase (decrease) to tax expense as a result of:
Tax credits for research and development	(5)	(20)
Foreign tax losses not recognized	4	-
Valuation provision on MDS Capital Corp.	2	-
Loss on sale of Hamburg clinic	1	-
Other	(1)	1
Reported income tax expense (recovery)	$(27)	$(31)

15.	Differences Between Canadian and US Generally Accepted Accounting Principles

US GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

i)
Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under US GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this difference, there are numerous presentation differences affecting the disclosures in these consolidated financial statements and in certain of the supporting notes.

ii)
Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and they are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

iii)
Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS are related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

iv)
Embedded derivatives – Under SFAS 133 – “Accounting for derivative instruments and hedging activities”, certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives;

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

v)
Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the period in which the cash flows to which they relate were incurred.

vi)
Comprehensive income – US GAAP requires that a statement of other comprehensive income and accumulated other comprehensive income be displayed with the same prominence as other financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company’s 2007 fiscal year.

vii)
Pensions - Under US GAAP, the net funded status of pension plans sponsored by a Company are fully reflected in the consolidated assets or liabilities of the Company. The amount by which plan assets exceed benefit obligations or benefit obligations exceed plan assets, on a plan-by-plan basis, is reflected as an increase in assets or liabilities, with a corresponding adjustment to accumulated other comprehensive income. Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financial statements.

viii)
Stock-based compensation – Under US GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

As mentioned in Note 1, during the preparation of our 2007 annual financial statements under US GAAP an error was identified in the prior interim financial statements with respect to certain stock based incentive compensation plans.  The Company has corrected this error of $1 million in these consolidated financial statements. Also, in the Canadian GAAP second quarter statement, the share capital reduction associated with the share repurchased of 22,831 common shares was incorrectly reported using the average exchange rate for April instead of the weighted average historic rate applicable to share capital. Correction of this reporting error in the third quarter resulted in an increase in US dollar reported share capital of $32 million and a corresponding reduction in other comprehensive income translation gains resulting from the application of US dollar reporting. The Company has reflected this correction in the restated second quarter US GAAP financial statements. The previous Canadian GAAP to US GAAP reconciliation is therefore amended by the below restated reconciliation.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Recent Canadian Accounting Pronouncements

a)
Capital disclosures – The CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both the qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies, and processes for managing capital.

b)
Inventories – The CICA issued Section 3031, “Inventories”, which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards. The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements.

c)
Financial instruments – The CICA issued section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation” to replace Section 3861,  “Financial Instruments – Disclosure and Presentation”.

The Company is required to adopt Sections 1535, 3862, and 3863 effective for its fiscal year end beginning November 1, 2007 and these sections affect disclosures only. The Company is required to adopt Section 3031 effective February 1, 2008. The Company is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Consolidated Statements of Financial Position
As at April 30, 2007 [millions of US dollars]	Canadian GAAP	Reconciling Adjustments	Restated US GAAP
Assets
Current Assets
Cash and cash equivalents	$301	$(3)	$298
Short-term investments, net	21	-	21
Accounts receivable, net	244	2	246
Unbilled revenue	111	-	111
Inventories, net	152	(5)	147
Income taxes recoverable	63	-	63
Prepaid expenses and other	24	-	24
Assets of discontinued operations	1	-	1
Total Current Assets	$917	$(6)	$911

Property, plant and equipment, net	337	(5)	332
Deferred tax asset	-	1	1
Long-term investments and other	218	(3)	215
Goodwill	782	(20)	762
Intangible assets, net	519	(15)	504
Total Assets	$2,773	$(48)	$2,725

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$340	$(2)	$338
Deferred revenue	92	-	92
Income taxes payable	56	-	56
Deferred tax liabilities	8	-	8
Current portion of long-term debt	93	-	93
Total Current Liabilities	$589	$(2)	$587

Long-term debt	291	-	291
Deferred revenue	16	-	16
Other long-term obligations	26	1	27
Deferred tax liabilities	129	(27)	102
Total Liabilities	$1,051	$(28)	$1,023

Shareholders’ Equity
Share capital	462	24	486
Additional paid in capital	n/a	71	71
Retained earnings	923	(101)	822
Accumulated other comprehensive income	337	(14)	323
Total Shareholders’ Equity	$1,722	$(20)	$1,702
Total Liabilities and Shareholders’ Equity	$2,773	$(48)	$2,725

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Consolidated Statements of Financial Position
As at October 31, 2006 [millions of US dollars]	2006 Canadian GAAP	Reconciling Adjustments	Restated 2006 US GAAP
Assets
Current Assets
Cash and cash equivalents	$253	$(6)	$247
Short-term investments	135	-	135
Accounts receivable, net	229	(5)	224
Unbilled revenue	121	1	122
Inventories, net	86	(6)	80
Income taxes recoverable	42	-	42
Prepaid expenses and other	21	-	21
Assets held for sale	196	-	196
Total Current Assets	1,083	(16)	1,067

Property, plant and equipment, net	339	(5)	334
Deferred tax asset	37	10	47
Long-term investments and other	170	6	176
Goodwill	417	(20)	397
Intangible assets, net	338	(16)	322
Total Assets	$2,384	(41)	$2,343

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$239	(2)	$237
Deferred revenue	93	(1)	92
Income taxes payable	8	-	8
Current portion of long-term debt	20	-	20
Deferred tax liabilities	-	-	-
Liabilities related to assets held for sale	114	-	114
Total Current Liabilities	474	(3)	471

Long-term debt	374	-	374
Deferred revenue	17	-	17
Other long-term obligations	23	1	24
Deferred tax liabilities	82	21	103
Total Liabilities	970	19	989

Shareholders’ Equity
Share capital	572	(6)	566
Additional paid in capital	-	69	69
Retained earnings	495	(104)	391
Accumulated other comprehensive income	347	(19)	328
Total Shareholders’ Equity	1,414	(60)	1,354
Total Liabilities and Shareholders’ Equity	$2,384	(41)	$2,343

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Consolidated Statements of Operations
	Three months ended April 30, 2007			Six months ended April 30, 2007
[millions of US dollars except per share amounts]	CDN GAAP	Recon. Items[1]	Restated US GAAP	CDN GAAP	Recon. Items[1]	Restated US GAAP
Revenues
Products	$-	$-	$129	$-	$-	$234
Services	-	-	134	-	-	270
Reimbursement revenues	-	-	23	-	-	46
Total revenues	273	13	286	523	27	550

Costs and expenses
Direct cost of products	-	(83)	(83)	-	(154)	(154)
Direct cost of services	(164)	82	(82)	(324)	152	(172)
Reimbursed expenses	-	(23)	(23)	-	(46)	(46)
Selling, general and administration	(67)	6	(61)	(120)	5	(115)
Research and development	(7)	(9)	(16)	(12)	(16)	(28)
Depreciation and amortization	(20)	2	(18)	(37)	5	(32)
Restructuring charges - net	(28)	3	(25)	(41)	3	(38)
Other expense - net	(67)	(7)	(74)	(66)	(4)	(70)
Total costs and expenses	(353)	(29)	(382)	(600)	(55)	(655)

Operating loss from continuing operations	(80)	(16)	(96)	(77)	(28)	(105)

Interest expense	(8)	-	(8)	(14)	-	(14)
Interest income	10	-	10	14	-	14
Mark-to-market on interest note swaps	-	1	1	-	1	1
Equity earnings	-	11	11	-	25	25
Loss from continuing operations before income taxes	(78)	(4)	(82)	(77)	(2)	(79)

Income tax (expense) recovery
- current	21	10	31	18	11	29
- deferred		(4)	(4)		(5)	(5)
Income (loss) from continuing operations	(57)	2	(55)	(59)	4	(55)

Income from discontinued operations - net of income tax	793	(1)	792	809	(1)	808
Net income	$736	$1	$737	$750	$3	$753

Basic earnings (loss) per share - from continuing operations	$(0.42)	0.02	$(0.40)	$(0.42)	$0.03	$(0.39)
- from discontinued operations	5.77	-	5.77	5.74	(0.01)	5.73
Basic earnings (loss) per share	$5.35	0.02	$5.37	$5.32	$0.02	$5.34

Diluted earnings (loss) per share - from continuing operations	$(0.41)	$0.01	(0.40)	(0.42)	0.03	(0.39)
- from discontinued operations	5.75	-	5.75	5.72	-	5.72
Diluted earnings (loss) per share	$5.34	$0.01	$5.35	$5.30	$0.03	$5.33
1 Reconciling items between Canadian GAAP and US GAAP

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Consolidated Statements Of Operations

	Three months ended April 30, 2006			Six months ended April 30, 2006
[millions of US dollars except per share amounts]	CDN GAAP	Recon. Items[1]	Restated US GAAP	CDN GAAP	Recon. Items[1]	Restated US GAAP
Revenues
Products	$-	$-	$107	$-	$-	$212
Services	-	-	127	-	-	252
Reimbursement revenues	-	-	26	-	-	57
Total revenues	242	18	260	484	37	521

Costs and expenses
Direct cost of products	(150)	82	(68)	(301)	162	(139)
Direct cost of services	-	(84)	(84)	-	(166)	(166)
Reimbursed expenses	-	(26)	(26)	-	(57)	(57)
Selling, general and administration	(56)	3	(53)	(105)	5	(100)
Research and development	(1)	(12)	(13)	(6)	(19)	(25)
Depreciation and amortization	(16)	3	(13)	(29)	5	(24)
Restructuring charges - net	(1)	-	(1)	(2)	-	(2)
Other expense - net	(11)	(27)	(38)	(12)	(28)	(40)
Total costs and expenses	(235)	(61)	(296)	(455)	(98)	(553)

Operating income (loss) from continuing operations	7	(43)	(36)	29	(61)	(32)

Interest expense	(4)	-	(4)	(7)	-	(7)
Interest income	1	-	1	3	-	3
Mark-to-market on interest note swaps	-	(2)	(2)		(2)	(2)
Equity earnings	(5)	14	9	(4)	27	23
Income (loss) from continuing operations before income taxes	(1)	(31)	(32)	21	(36)	(15)
Income tax (expense) recovery
- current	(1)	20	19	(9)	26	17
- deferred		12	12		10	10
Income (loss) from continuing operations	(2)	1	(1)	12	-	12

Income from discontinued operations - net of income tax	16	-	16	49	-	49
Net income (loss)	$14	$1	$15	$61	$-	$61

Basic earnings (loss) per share - from continuing operations	$(0.01)	$-	$(0.01)	$0.09	$(0.01)	$0.08
- from discontinued operations	0.11	0.01	0.12	0.34	0.01	0.35
Basic earnings (loss) per share	$0.10	$0.01	$0.11	$0.43	$-	$0.43

Diluted earnings (loss) per share - from continuing operations	$(0.01)	$-	$(0.01)	$0.09	$(0.01)	$0.08
- from discontinued operations	0.11	0.01	0.12	0.34	0.01	0.35
Diluted earnings (loss) per share	$0.10	$0.01	$0.11	$0.43	$-	$0.43
[1] Reconciling items between Canadian GAAP and US GAAP

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Consolidated Statement Of Cash Flows
	Three months ended April 30, 2007			Six months ended April 30, 2007
[millions of US dollars]	CDN GAAP	Recon. Items[1]	US GAAP	CDN GAAP	Recon. Items[1]	US GAAP
Operating activities
Net income	$736	$1	$737	$750	$3	$753
Income from discontinued operations – net of tax	793	(1)	792	809	(1)	808
Income (loss) from continuing operations	(57)	2	(55)	(59)	4	(55)
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	82	(11)	71	95	4	99
Changes in non-cash working capital balances relating to operations	98	(3)	95	70	(8)	62
Cash used in operating activities of continuing operations	123	(12)	111	106	-	106
Cash provided by operating activities of discontinued operations	(69)	-	(69)	(53)	-	(53)
	54	(12)	42	53	-	53
Investing activities
Acquisitions	(603)	-	(603)	(603)	-	(603)
Increase in deferred development charges	-	-	-	(2)	2	-
Purchase of property, plant and equipment	(9)	2	(7)	(17)	1	(16)
Proceeds from sale of property, plant and equipment	-	-	-	-	-	-
Proceeds on sale of short-term investments	25	-	25	151	-	151
Purchase of short-term investments	(15)	-	(15)	(37)	-	(37)
Proceeds on sale of long-term investment	-	2	2	13	-	13
Other	1	(2)	(1)	-	-	-
Cash provided by (used) in investing activities of continuing operations	(601)	2	(599)	(495)	3	(492)
Cash provided by investing activities of discontinued operations	929	-	929	929	-	929
Financing activities
Repayment of long-term debt	(1)	-	(1)	(7)	-	(7)
Increase (decrease) in deferred revenue and other long-term obligations	(1)	-	(1)	-	-	-
Payment of cash dividends	-	-	-	(3)	-	(3)
Issuance of shares	6	-	6	10	-	10
Repurchase of Shares	(441)	-	(441)	(441)	-	(441)
Cash used in financing activities of continuing operations	(437)	-	(437)	(441)	-	(441)
Cash used in financing activities of discontinued operations	-	-	-	(2)	-	(2)
Effect of foreign exchange rate changes on cash and cash equivalents	16	12	28	4	-	4
Increase in cash and cash equivalents during the period	(39)	2	(37)	48	3	51
Cash and cash equivalents, beginning of period	340	(5)	335	253	(6)	247
Cash and cash equivalents, end of period	$301	$(3)	$298	$301	$(3)	$298
[1] Reconciling items between Canadian GAAP and US GAAP

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three months ended April 30, 2006			Six months ended April 30, 2006
[millions of US dollars]	CDN GAAP	Recon. Items[1]	Restated US GAAP	CDN GAAP	Recon. Items[1]	Restated US GAAP
Cash flows from operating activities
Net income	$14	$1	$15	$61	$-	$61
Income from discontinued operations – net of tax	16	-	16	49	-	49
Income (loss) from continuing operations	(2)	1	(1)	12	-	12
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	20	-	20	32	(3)	29
Changes in non-cash working capital balances relating to operations	(10)	(2)	(12)	(53)	1	(52)
Cash provided by (used in) operating activities of continuing operations	8	(1)	7	(9)	(2)	(11)
Cash provided by (used in) operating activities of discontinued operations	21	-	21	34	-	34
	29	(1)	28	25	(2)	23

Investing activities
Increase in deferred development charges	(2)	2	-	(3)	3	-
Proceeds from Maple transaction	24	-	24	24	-	24
Purchase of property, plant and equipment	-	1	1	(22)	1	(21)
Other	1	-	1	(16)	-	(16)
Cash provided by (used in) investing activities of continuing operations	23	3	26	(17)	4	(13)
Cash provided by (used in) investing activities of discontinued operations	9	-	9	77	-	77

Financing activities
Repayment of long-term debt	(1)	-	(1)	(1)	-	(1)
Increase (decrease) in deferred revenue and other long-term obligations	-	-	-	(9)	-	(9)
Payment of cash dividends	(3)	-	(3)	(6)	-	(6)
Issuance of shares	9	-	9	19	-	19
Cash provided by financing activities of continuing operations	5	-	5	3	-	3
Cash used in financing activities of discontinued operations	(1)	-	(1)	(8)	-	(8)
Effect of foreign exchange rate changes on cash and cash equivalents	8	(4)	4	17	-	17
Increase in cash and cash equivalents during the period	73	(2)	71	97	2	99
Cash and cash equivalents, beginning of period	248	(5)	243	224	(9)	215
Cash and cash equivalents, end of period	$321	$(7)	$314	$321	$(7)	$314
[1] Reconciling items between Canadian GAAP and US GAAP

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

NOTES TO RESTATED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

	Three months to April 30		Six months to April 30
	2007	2006	2007	2006
Net income (loss) from continuing operations in accordance with Canadian GAAP	$(57)	$(2)	$(59)	$12
US GAAP adjustments:
Deferred development costs - net	(1)	(1)	(1)	(2)
Deferred development costs written off	3	-	3	-
Mid term incentive plan reversal	1	-	3	-
Unrealized gains on foreign exchange contracts and interest rate swaps	-	2	-	2
Reduction in income tax expense arising from GAAP adjustments	(1)	-	(1)	-
Net income (loss) from continuing operations in accordance with US GAAP	(55)	(1)	(55)	12
Income from discontinued operations in accordance with Canadian and US GAAP – net of tax	792	16	808	49
Net income in accordance with US GAAP	$737	$15	$753	$61

Basic earnings (loss) per share in accordance with US GAAP
- from continuing operations	$(0.40)	$(0.01)	$(0.39)	$0.08
- from discontinued operations	5.77	0.12	5.73	0.35
Basic earnings per share	$5.37	$0.11	$5.34	$0.43

Diluted earnings (loss) per share in accordance with US GAAP
- from continuing operations	$(0.40)	$(0.01)	$(0.39)	$0.08
- from discontinued operations	5.75	0.12	5.72	0.35
Diluted earnings per share	$5.35	$0.11	$5.33	$0.43

16.	Comparative Figures

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars and in accordance with US GAAP.  Certain figures for the previous year have been reclassified to conform to the current year’s financial statement presentation.  In addition, segmented information for 2006 has been revised to reflect the discontinued operations reported.

MDS INTERIM REPORT APRIL 30, 2007 (UNAUDITED) - Q2 US GAAP RESTATED

Document 6

CANADIAN SUPPLEMENT TO

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations,
for the three months ended April 30, 2007

This document supplements the Restated Management’s Discussion and Analysis for April 30, 2007 and has been prepared pursuant to Section 5.2 of National Instrument 51-102 – Continuous Disclosure Obligations

CANADIAN SUPPLEMENT TO APRIL 30, 2007 INTERIM RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

June 5, 2007

The interim unaudited financial statements of MDS Inc. (MDS or the Company) for the quarter ended April 30, 2007 are reported in United States (US) dollars and have been restated in accordance with US generally accepted accounting principles (US GAAP).  As part of the Company’s Canadian filing requirements, we are providing this supplement (Canadian Supplement) to our restated management’s discussion and analysis (Restated MD&A) prepared in accordance with US GAAP that restates, based on financial information of MDS reconciled to Canadian generally accepted accounting principles (Canadian GAAP), those parts of our Restated MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP.  The Canadian Supplement should be read in conjunction with our restated unaudited financial statements and Restated MD&A included in our interim report for the three month period ended April 30, 2007 prepared in accordance with US GAAP (Restated Interim Report) and our 2007 annual financial statements and related MD&A included in our annual report for the fiscal year ended October 31, 2007 (Annual Report).  Note 15 of our interim restated financial statements explains and quantifies the material differences between US GAAP and Canadian GAAP on the Company’s financial condition and results of operations.

The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Caution regarding forward-looking statements” section of the 2007 annual MD&A contained in the Financial Review portion of our Annual Report.

This supplement has been prepared as of the date set out above and has not been updated to reflect new facts, events or circumstances since that date.

In addition to measures based on US GAAP and Canadian GAAP, we use terms such as adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) and adjusted earnings per share (adjusted EPS).  These terms are not defined by US GAAP or Canadian GAAP and readers should refer to “Use of non-GAAP measures” in our 2007 annual MD&A.

Amounts are in millions of US dollars, except per share amounts and where otherwise noted.

Summary of difference between US GAAP and Canadian GAAP

The differences between US GAAP and Canadian GAAP that have the most significant impact on the Company’s financial condition and results of operations for the three month period ended April 30, 2007 include accounting for: joint ventures, investment tax credits, research and development, stock-based compensation and hedge contracts.

The primary difference between Canadian GAAP and US GAAP affecting the consolidated revenues and operating margin is that under Canadian GAAP proportionate consolidation is used to report the results of our joint ventures within MDS Analytical Technologies, whereas under US GAAP, we apply the method of equity accounting.   For the second quarter of 2007, we reported $10 million less revenue and $12 million less operating income under US GAAP than we would have reported under Canadian GAAP ($11 million less and $15 million less, respectively for the second quarter of 2006).  Under US GAAP, the income from the joint ventures is included in equity earnings, which were $11 million in the second quarter of 2007 ($14 million in the second quarter of 2006).  Under Canadian GAAP, this amount was included in operating income as part of the proportionate consolidation.  There is no significant impact to adjusted EBITDA from this accounting difference.

Other differences in operating income and adjusted EBITDA are listed below.

·	Non-refundable investment tax credits (ITCs) are treated as a reduction of expenditure under Canadian GAAP and a reduction of income tax under US GAAP. In the second quarter of 2007, there were $7 million ($34 million in the second quarter of 2006) of ITCs which under US GAAP, increased our operating loss, as compared to Canadian GAAP. This difference affected all of our business units. Adjusted EBITDA was reduced by $4 million ($7 million in the second quarter of 2006) when

CANADIAN SUPPLEMENT TO APRIL 30, 2007 INTERIM RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

 calculated based on US GAAP, compared to Canadian GAAP, as $3 million of ITCs ($27 million in the second quarter of 2006) related to MAPLE project and were treated as an adjusting item in our calculation of adjusted EBITDA.  These differences affect our three segments MDS Pharma Services, MDS Nordion and MDS Analytical Technologies.

•
Research and Development (R&D) expenditures may be capitalized under Canadian GAAP if certain criteria are met, however these expenditures are expensed in the period they are incurred under US GAAP. In the second quarter of 2007, the $2 million ($3 million in second quarter of 2006) of R&D capitalized under Canadian GAAP resulted in a reduction of adjusted EBITDA when calculated based on US GAAP, compared to Canadian GAAP.  In the second quarter of 2007, there was no difference in our operating loss ($1 million increase in operating loss in the second quarter of 2006) under US GAAP due to $2 million ($2 million in 2006) of amortization under Canadian GAAP relating to previously capitalized R&D.  This difference affects our MDS Analytical Technologies segment in both 2006 and 2007, and MDS Pharma Services in 2006.

•
Due to a difference in valuation methods for stock-based compensation under US GAAP and Canadian GAAP, our operating loss was reduced and adjusted EBITDA was higher by $1 million for the second quarter of 2007 (nil in 2006) when calculated based on US GAAP, compared to Canadian GAAP.  This difference only affects Corporate and Other.

•	The other difference, which is described in Note 15 to our restated interim financial statements, is related to hedges.

In calculating adjusted EBITDA and adjusted EPS, the significant changes to the adjusting items include the following two items:

•	In 2007, capitalized R&D was charged to restructuring in MDS Pharma Services under Canadian GAAP. Under US GAAP, these expenditures may not be capitalized and therefore there is no adjustment.
•
In 2006, under Canadian GAAP, ITCs were netted against MAPLE settlement in MDS Nordion. Under US GAAP these are treated as reduction to income tax. The adjustment related to MAPLE ITCs only impacts adjusted EBITDA

Management’s discussion and analysis under Canadian GAAP

Please refer to the Company's previously filed Interim Report for April 30, 2007 for our corresponding management’s discussion and analysis under Canadian GAAP. The differences between US GAAP and Canadian GAAP, described above, impact the discussion and analysis in each of the “MDS Inc.”, “MDS Pharma Services”, “MDS Nordion”, “MDS Analytical Technologies” and “Corporate and Other” sections of our previously filed MD&A.   The “Income taxes” section of our previously filed MD&A is primarily affected by the ITCs.  The “US GAAP Reconciliation” section in our previously filed MD&A is superseded by the “Restatement to US GAAP” section of our Restated MD&A.

For additional information and details, readers are referred to the 2007 annual financial statements and management’s discussion and analysis for 2007 and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Document 7

Form 52-109F2 - Certification of Interim Filings

I , Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc., certify that:

1.
I have reviewed the restated interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MDS Inc., (the issuer) for the interim period ending April 30, 2007 (the "interim filings");

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the restated interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

/s/ Stephen P. DeFalco
Date: January 29, 2008	Stephen P. DeFalco President & Chief Executive Officer

Document 8

Form 52-109F2 - Certification of Interim Filings

I, Douglas S. Prince, Executive Vice-President, Finance and Chief Financial Officer of MDS Inc., certify that:

1.
I have reviewed the restated interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MDS Inc., (the issuer) for the interim period ending April 30, 2007 (the "interim filings");

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the restated interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

/s/ Douglas S. Prince
Date: January 31, 2008	Douglas S. Prince Executive Vice-President, Finance and Chief Financial Officer

Document 9

September 4, 2007

Restated Management’s Discussion and Analysis

The following management’s discussion and analysis of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended July 31, 2007 and its financial position as at July 31, 2007 has been restated.  This restated management’s discussion and analysis (Restated MD&A) should be read in conjunction with the restated consolidated financial statements and notes that follow.  For the Company’s 2007 year end of October 31, 2007, MDS has chosen to adopt United States generally accepted accounting principles (US GAAP) for financial reporting.  As a result of this change, the Company is required to restate to US GAAP its previously filed financial statements for the four quarters of 2007.  Previously, our filings prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) disclosed a reconciliation of earnings to US GAAP due to our status as a foreign private issuer in the US.  Going forward, with US GAAP as our primary basis of accounting, we will reconcile our US GAAP earnings to Canadian GAAP.  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for a minimum of the next two fiscal years.  The interim financial statements for fiscal 2007 as initially reconciled to US GAAP, have also been restated to correct a US GAAP error identified during the preparation of our 2007 annual financial statements under US GAAP related to the accounting for stock compensation expense.  This error related to the utilization of an incorrect methodology under US GAAP in the calculation of stock compensation expense with respect to an equity-based incentive compensation plan. As a result of this error, we previously reported lower net income under US GAAP in each of the interim periods of 2007.  Our accounting for stock-based compensation was correct under Canadian GAAP and except for the US GAAP reconciliation note, there is no restatement to our previously filed Canadian GAAP financial statements. This Restated MD&A has been revised to reflect the restatement.  The information contained in this Restated MD&A is as at September 4, 2007 (as revised) unless otherwise indicated.  Accordingly, this Restated MD&A has not been updated to reflect new facts, events or circumstances since September 4, 2007.

For additional information and details, readers are referred to the 2007 annual financial statements and management’s discussion and analysis for 2007 and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Our Restated MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position as at and for the period ended July 31, 2007. We provide information and analysis in our Restated MD&A comparing the results of operations for the current interim period to those of the same period in the preceding fiscal year and comparing our financial position to that at the end of the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Caution Regarding Forward-Looking Statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States’ economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of Non-GAAP Measures

In addition to measures based on generally accepted accounting principles (GAAP) in this Restated MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted earnings per share (EPS); operating working capital; net revenue; and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and can view our results through the eyes of management.

Substantially all of the products of the Sciex division of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing.  Under US GAAP, we report our direct revenues from sales to the joint ventures and we report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that has not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be documented in other ways, including email messages and oral confirmations. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

Tabular amounts are in millions of United States dollars, except per share amounts and where otherwise noted.

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers use for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and services to customers in markets around the world.

Discontinued Operations

All financial references in this document exclude those businesses that we consider to be discontinued.  Our discontinued businesses include our diagnostics businesses, certain early-stage pharmaceutical research services operations, and our interest in Source Medical Corporation (Source).  All financial references for the prior year have been restated to reflect this treatment.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Change in Presentation Related to Reimbursement of Out-of-Pocket Costs

In addition to changes that relate to the adoption of US GAAP, the Company changed its presentation of certain revenues that arise from the reimbursement of the Company by our customers (reimbursement revenues) for certain reimbursable out-of-pocket expenses that we incur on behalf of these customers during the conduct of clinical trials (reimbursed expenses). The Company has the right to bill customers for reimbursement of the amounts, but is generally not entitled to a mark-up or other form of profit margin related to these activities. In the financial reports for prior years, the reimbursement revenues were offset against the related out-of-pocket costs, and because these amounts offset, neither a revenue nor an expense item associated with this activity was reported.

In the current presentation, the Company is reporting reimbursement revenues and reimbursed expenses on a gross basis as separate lines on the consolidated statements of operations. As a result of this change, although both total revenues and total expenses have increased, there is no impact on operating income reported. This change in presentation reflects a reconsideration of the Company’s reporting of revenues under both Canadian GAAP and US GAAP. We now believe that the presentation used in prior Canadian GAAP financial statements is not permitted under Canadian GAAP. While this change does not reflect a Canadian GAAP to US GAAP difference, it does reflect a change in the presentation compared to the previously filed Canadian GAAP financial statements and therefore, comparative amounts reflected in these restated interim consolidated financial statements have been revised to reflect this change on both a Canadian GAAP and a US GAAP basis.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term net revenues to mean revenues excluding such amounts.  All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not have an impact on net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment’s senior management team using metrics that are based on net revenues.

Restatement to US GAAP

For the Company’s 2007 year end of October 31, 2007, it has chosen to adopt US GAAP for financial reporting.

The following tables highlight the differences between Canadian and US GAAP, and the impact of the US GAAP error correction related to the valuation of a stock-based compensation program on the quarter and the year-to-date results.  Our accounting for stock-based compensation was correct under Canadian GAAP and there has been no change to the Canadian GAAP results shown in the following table.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

	2007 Third Quarter				2006 Third Quarter
	Previously Reported (CAD GAAP)	GAAP Adj.	Correction	Restated Correction (US GAAP)	Previously Reported (CAD GAAP)	GAAP Adj.	Restated Correction (US GAAP)
Total revenues	$346	(13)	-	$333	$281	(17)	$264
Reimbursement revenues	(25)	-	-	(25)	(23)	-	(23)
Net revenues	$321	(13)	-	$308	$258	(17)	$241
Income (loss) from continuing operations	8	(2)	1	7	3	(5)	(2)
Income taxes	3	(3)	1	1	2	(6)	(4)
Net interest expense	2	-	-	2	-	-	-
Loss on derivatives	1	-	-	1	-	-	-
Depreciation and amortization	28	(4)	-	24	16	(3)	13
EBITDA	42	(9)	2	35	21	(14)	7
Restructuring charges, net	3	-	-	3	2	-	2
Gain on sale of a business/investment	-	-	-	-	(2)	-	(2)
Acquisition integration	11	-	-	11	-	-	-
Adjusted EBITDA	$56	(9)	2	$49	$21	(14)	$7
Adjusted EBITDA margin	17%	-	-	16%	8%	-	3%

			2007 Third Quarter YTD		2006 Third Quarter YTD
	Previously Reported (CAD GAAP)	GAAP Adj.	Correction	Restated Correction (US GAAP)	Previously Reported (CAD GAAP)	GAAP Adj.	Restated Correction (US GAAP)
Total revenues	$915	(32)	-	$883	$822	(37)	$785
Reimbursement revenues	(71)	-	-	(71)	(80)	-	(80)
Net revenues	$844	(32)	-	$812	$742	(37)	$705
Income (loss) from continuing operations	51)	-	3	(48)	15	(5)	10
Income taxes	(15)	(10)	2	(23)	11	(42)	(31)
Net interest expense	2	-	-	2	4	-	4
Loss (gain) on derivatives	1	(1)	-	-	2	-	2
Depreciation and amortization	65	(9)	-	56	45	(8)	37
EBITDA	2	(20)	5	(13)	77	(55)	22
Restructuring charges, net	44	(3)	-	41	4	-	4
Valuation provisions	6	-	-	6	7	(1)	6
MAPLE settlement	(3)	3	-	-	9	27	36
Loss (gain) on sale of a business/investment	1	-	-	1	(2)	-	(2)
Provision for FDA-related settlements	61	-	-	61	-	-	-
Acquisition integration	14	-	-	14	-	-	-
Adjusted EBITDA	$125	(20)	5	$110	$95	(29)	$66
Adjusted EBITDA margin	15%	-	-	14%	13%	-	9%

Note 15 to our consolidated financial statements for the third quarter of 2007 contains a reconciliation of results reported in US GAAP to the net income we would report in Canadian GAAP.

The differences between US GAAP and Canadian GAAP that have the most significant impact on the Company’s financial condition and results of operations for the interim period ended July 31, 2007, include accounting for: joint ventures, investment tax credits, research and development, stock-based compensation and hedge contracts.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

The primary difference between Canadian GAAP and US GAAP affecting the consolidated revenues and operating margin is that under Canadian GAAP proportionate consolidation is used for the results of our joint ventures within MDS Analytical Technologies, whereas under US GAAP we apply the method of equity accounting.    For the third quarter of 2007, we reported $13 million less revenue and $17 million less operating income under US GAAP than we would have reported under Canadian GAAP ($13 million less and $13 million less, respectively for the third quarter of 2006).  Under US GAAP, the income from the joint ventures is included in equity earnings, which were $15 million in 2007 ($15 million in third quarter of 2006).  Under Canadian GAAP this amount was included in operating income as part of the proportionate consolidation.  There is no significant impact to the calculation of adjusted EBITDA from this accounting difference.

Other differences in adjusted EBITDA are listed below.

•
Non-refundable investment tax credits (ITCs) are treated as a reduction of expenditure under Canadian GAAP and a reduction of income tax under US GAAP.  In the third quarter of 2007, there were $1 million ($3 million in the third quarter of 2006) of ITCs which when calculated based on US GAAP, increased our operating loss and reduced adjusted EBITDA, as compared to Canadian GAAP.

•
Research and Development (R&D) expenditures may be capitalized under Canadian GAAP if certain criteria are met, however these expenditures are expensed in the period they are incurred under US GAAP. In the third quarter of 2007, the $5 million ($3 million in third quarter of 2006) of R&D capitalized under Canadian GAAP resulted in a reduction of adjusted EBITDA when calculated based on US GAAP, compared to Canadian GAAP.

•
Due to a difference in valuation methods for stock-based compensation under US GAAP and Canadian GAAP, adjusted EBITDA was higher by $2 million for third quarter of 2007 (nil in 2006) when calculated based on US GAAP, compared to Canadian GAAP.

•	The other difference, which is described in Note 15 to our restated interim financial statements is related to hedges.

There are no differences between US GAAP and Canadian GAAP in the adjustment used in calculating adjusted EBITDA and adjusted EPS for the third quarters of 2007 or 2006.  In calculating adjusted EBITDA  for the year-to-date, the significant changes to the adjusting items include the following two items:

•	In 2007, capitalized R&D was charged to restructuring under Canadian GAAP. Under US GAAP, these expenditures may not be capitalized and therefore there is no adjustment.
•	In 2006, under Canadian GAAP, ITCs were netted against MAPLE settlement. Under US GAAP these are treated as reduction to income tax.

The results discussed in this Restated MD&A are based on US GAAP.  To supplement the US GAAP Restated MD&A included in this document, please refer to our Canadian Supplement to this Restated MD&A which is being filed at the same time as our Restated MD&A and our previously filed Interim Report for July 31, 2007 for our corresponding MD&A based on Canadian GAAP.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Acquisition of Molecular Devices Corporation

On March 20, 2007, we completed the acquisition of Molecular Devices Corporation (MD), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing, in a $622 million cash transaction.

The acquisition was accounted for in our second quarter using the purchase method based on certain preliminary estimates relating to the value of the assets and liabilities of the acquired company. During the third quarter, we continued the work required to assign final values to the assets and liabilities acquired, and, we have adjusted the purchase price allocation reported in the second quarter to reflect the current estimates of value.  The total cost of the acquisition was $622 million, including the cash cost of the tender offer, the cash cost to acquire outstanding in-the-money options held by MD employees, and cash transaction costs. The components of the purchase cost and the preliminary allocation of the costs are as follows:

Cash paid for tendered shares	$587
Cash paid to acquire vested options	27
Cash transaction costs	8
Total cost of acquisition	$622
Allocation of cost of acquisition:
Net tangible assets acquired	$36
Intangible assets acquired	221
Goodwill	365
Total	$622

Net tangible assets acquired includes $21 million of acquired cash.  Additional details are provided in note 3 to the unaudited consolidated financial statements.

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

Third Quarter			Year-to-date

2007	2006		2007	2006
333	264	Total revenues	883	785
(25)	(23)	Reimbursement revenues	(71)	(80)
$308	$241	Net revenues	$812	$705

7	(2)	Income (loss) from continuing operations	(48)	10
1	(4)	Income taxes	(23)	(31)
2	-	Net interest expense	2	4
1	-	Loss (gain) on derivatives	-	2
24	13	Depreciation and amortization	56	37
35	7	EBITDA	(13)	22
3	2	Restructuring charges, net	41	4
-	-	Valuation provisions	6	6
-	-	MAPLE settlement	-	36
-	(2)	Loss (gain)on sale of a business/investment	1	(2)
-	-	Provision for FDA-related settlements	61	-
11	-	Acquisition integration	14	-
$49	$7	Adjusted EBITDA	$110	$66
16%	3%	Adjusted EBITDA margin	14%	9%

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Net revenues for the third quarter of 2007 were up 28% on a reported basis to $308 million compared to $241 million last year. Strong 16% revenue growth at Sciex, combined with $55 million of revenue from MD in the third quarter, pushed MDS Analytical Technologies revenues up 124%. MDS Pharma Services net revenues increased 5% compared to the same period in 2006, as our late-stage MDS Pharma Services businesses continued their strong growth. MDS Nordion revenues were down 3% on a reported basis compared to the same period in 2006, as the prior year figures included the realization of deferred revenue associated with our Zevalin® contract, which expired in February 2007 and therefore had no impact in the third quarter of fiscal 2007.

Income from continuing operations for the third quarter of 2007 was $7 million compared to a $2 million loss reported for the same period in 2006.  Both MDS Pharma Services and MDS AT experienced solid growth in operating income compared to the prior year. Excluding the $2 million of the Zevalin® deferred revenue in the prior-year period, MDS Nordion operating income increased by $1 million.

Adjusted EBITDA for the quarter was $49 million, compared to $7 million last year and $31 million reported for the second quarter of fiscal 2007.  MDS Pharma Services demonstrated improvement in adjusted EBITDA, reporting $4M in the third quarter of 2007.  MDS Analytical Technologies also had a strong quarter on an adjusted EBITDA basis, both before and after the impact of the MD acquisition.  Excluding the impact of MD, MDS Analytical Technologies adjusted EBITDA increased by 50%.

Adjustments reported for the quarter include $11 million of costs related to the integration of MDS Analytical Technologies, $10 million of which relates to amortization of fair value increments recorded for inventory and order backlog as part of the purchase accounting for MD. As at July 31, 2007, the fair value increments related to inventory and order backlog have been fully expensed.

Selling, general, and administration (SG&A) expenses for the quarter totaled $66 million and 21% of net revenues compared to $62 million and 26% last year. The increase reflects the addition of MD, and SG&A in the other businesses was level or lower than last year.

We spent $20 million on R&D activities in the third quarter this year, compared to spending of $12 million last year. The majority of the increase in R&D spending comes from the additional spending in our new MD business.

Consolidated depreciation and amortization expense increased $11 million compared to the third quarter of last year.  In the third quarter of 2007, we amortized $8 million of intangible assets acquired as part of the MD transaction.  Capital expenditures for the quarter were $27 million and included $13 million for a property acquisition related to the expansion of our early-stage business in Phoenix, Arizona.

Income from discontinued operations was nil in the third quarter of 2007 compared to $16 million for 2006 reflects the operating results of our Canadian diagnostics businesses for that period.

Earnings per share from continuing operations were $0.06 for the quarter, compared to ($0.01) in 2006.  Adjusted earnings per share from continuing operations for the quarter were $0.13 compared to ($0.04) earned in the same period last year.  Earnings per share from discontinued operations were a loss of $0.01 compared to income of $0.11 last year. Adjusted earnings per share for the two periods were as follows:

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

	Third Quarter		Year-to-date
	2007	2006	2007	2006
Basic earnings (loss) per share from continuing operations – as reported	$0.06	$(0.01)	$(0.36)	$0.07
Adjusted for:
Restructuring charges, net	0.01	-	0.24	0.01
FDA-related customer settlements	-	-	0.30	-
Valuation provisions	-	-	0.04	0.04
Mark-to-market on interest rate swaps	0.01	-	0.01	0.01
MAPLE settlement	-	-	(0.02)	0.04
Loss (gain) on sale of business and long-term investments	-	(0.01)	0.02	-
Acquisition integration	0.05	-	0.07	-
Tax rate changes	-	(0.02)	-	-
Adjusted EPS	$0.13	$(0.04)	$0.29	$0.17

MDS Pharma Services
Financial Highlights

Third Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2007	revenues	2006	revenues		2007	revenues	2006	revenues
$62	53%	$62	-	Early-stage	$188	53%	$197	-
56	47%	50	-	Late-stage	166	47%	139	-
118	100%	112	100%	Net revenues	354	100%	336	100%
$25	-	$23	-	Reimbursement revenues	$71	-	$80	-
143	-	135	-	Total revenues	425	-	416	-
(82)	(69%)	(97)	(87%)	Cost of revenues	(251)	(71%)	(262)	(78%)
(25)	-	(23)	-	Reimbursed expenses	(71)	-	(80)	-
(30)	(25%)	(34)	(30%)	Selling, general, and administration	(95)	(27%)	(91)	(27%)
-	-	-	-	Research and development	-	-	-	-
(8)	(7%)	(7)	(6%)	Depreciation and amortization	(26)	(7%)	(21)	(6%)
(1)	(1%)	(1)	(1%)	Restructuring charges	(32)	(9%)	(1)	(0%)
(2)	(2%)	6	5%	Other income (expense)	(68)	(19%)	5	1%
(5)	(4%)	(21)	(19%)	Operating income (loss)	(118)	(33%)	(34)	(10%)
				Adjustments:
-	-	-	-	Provision for FDA-related settlements	61	17%	-	-
1	1%	1	1%	Restructuring charges	32	9%	1	0%
-	-	(2)	(2%)	Loss (gain) on sale of a business	4	1%	-	-
-	-	-	-	Valuation provision	-	-	(2)	(1%)
-	-	-	-	Equity earnings	-	-	(1)	(0%)
(4)	(3%)	(22)	(20%)		(21)	(6%)	(36)	(11%)
8	7%	7	6%	Depreciation and amortization	26	7%	21	6%
$4	3%	$(15)	(13%)	Adjusted EBITDA	$5	1%	$(15)	(4%)
				Margins:
31%	-	13%	-	Gross margin	29%	-	22%	-
3%	-	(13%)	-	Adjusted EBITDA	1%	-	(4%)	-
$21	-	$12	-	Capital expenditures	$28	-	$26	-

MDS Pharma Services net revenues grew 5%, based on solid 12% revenue growth in our late-stage businesses. Early-stage revenues were level compared to the same quarter last year, as weakness in both early clinical and bioanalytical revenues offset otherwise strong growth in drug safety and discovery/preclinical revenues. We have been invited to propose on an increasing number of generic drug studies and as a

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

result, we have seen some strength in new orders in the early-stage businesses this quarter.  In addition, bioanalytical revenues were modestly higher on a quarter-over-quarter basis following three quarters of decline. We believe that these are positive signs of stability returning to our early-stage businesses and an indicator that some of the prior customer uncertainty created by the FDA issues are being resolved.

Average monthly pharmaceutical research backlog was $420 million for the third quarter of 2007, an increase of 5% when compared to the average for the third quarter of fiscal 2006.

Although we saw some improvement in bid proposals in the quarter, we also experienced some delays signing contracts and cancellations.  As noted last quarter, a significant contract cancellation occurred late in April, reducing our backlog to $425 million at the beginning of May and we have experienced a further decline in reported backlog for the third quarter.

Average monthly backlog during the quarter
Fiscal 2005 – Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 – Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430
Fiscal 2007 – Quarter 1	450
Quarter 2	450
Quarter 3	420

We reported an operating loss of $5 million for MDS Pharma Services, a 76% reduction compared to the operating loss of $21 million reported for the prior year quarter. We are beginning to realize cost savings from our previously announced restructuring actions and we expect to see these savings increase as we complete more of these restructuring initiatives during the fourth quarter. The operating loss for 2006 included $6 million of costs related to the FDA review of our Montreal-area bioanalytical facilities, partially offset by a $2 million gain from the sale of an agricultural testing business and $3 million related to a Hurricane Katrina insurance settlement.

Adjusted EBITDA for the third quarter was $4 million, up substantially from the $15 million adjusted EBITDA loss reported for the third quarter of 2006. Adjustments for the 2007 quarter related to restructuring activities that we were not able to provide for previously. Adjustments in the third quarter last year comprised restructuring charges and the gain from the sale of the agricultural testing business.

During the third quarter of 2007, we continued to implement portions of our restructuring plan, initiating the resizing of our St. Laurent facility, and announcing the closure of our Sittingbourne, UK facility.  To date, these restructuring activities have resulted in a headcount reduction of approximately 200 employees and we utilized $5 million of the restructuring reserve established in the second quarter of 2007 on these activities.

Capital expenditures in the pharmaceutical services segment were $21 million compared to $12 million last year.  The increase in expenditures in fiscal 2007 related to the expansion of our Phoenix, Arizona early clinical research facility, and included the purchase of the property for the facility.  Expenditures in 2006 related to an ongoing expansion in Lyon, France as well as an expansion of the Skeletech site in Bothell, Washington.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Regulatory Review of Montreal Bioanalytical Operations

We made significant progress during the quarter helping our generic customers to complete the study audits required of them by the FDA. To date, we have been in contact with sponsors responsible for approximately 85% of the 217 ANDA submissions under review. Based on our communication with customers and on the work done at our facility since January, 150 ANDA submissions have been subjected to third party audits. The FDA imposed a six-month time limit on completing this work in their January 10, 2007 letter to ANDA sponsors and we therefore believe that substantially all of the site audit work for these ANDA studies has now been done.  Most of our efforts at this time are focused on follow-up questions and supporting the finalization of our customers’ remaining audit reports.

In addition to generic studies, the FDA has requested information regarding submitted NDA applications for innovative drugs that contain data from bioanalytical studies conducted from January 2000 to December 2004 in our St. Laurent and Blainville, Quebec facilities.  As of today it is difficult to estimate the full extent of the FDA’s intent relative to innovator studies.  To August 29, 2007, we had assisted on 38 study audits for a smaller number of NDA submissions for which the FDA has requested additional review.

Also during the quarter, we continued to respond to questions from customers and from European regulators about the nature of the work being done for the FDA. At this time, we are not able to assess the impact of possible European regulatory actions.  We are working closely with these regulators to address their questions utilizing work prepared in the FDA review.

During the second quarter, we approved and recorded a $61 million provision for a reimbursement policy for clients who have incurred or will incur third party audit costs to complete the work required by the FDA and other regulators. During the third quarter, we utilized $5 million of this reserve for such costs. Based on information currently available, we believe that the existing provision will be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs. As our experience to date has been that sponsors bill us for costs once their audits are finalized, we expect the utilization of this reserve to increase significantly in the fourth quarter and continue into 2008.

Full and complete resolution of the bioanalytical regulatory issues remains a key focus for MDS Pharma Services and MDS.  We remain committed to working cooperatively with the FDA, other regulators, and our customers to address any regulatory concerns and to support our customers while they complete the study audits.  Although we recorded a provision in our second quarter that reflects our current best estimate of the costs we expect to incur with respect to this work and for obligations we have to clients, there can be no assurance at this time that we will not incur costs that exceed the amounts we have currently estimated. In addition, although the FDA has approved certain submissions, there can be no certainty that, in all cases, the study audits conducted by our clients will be acceptable to the FDA or other regulators, or that such regulators will not require additional work.  We also are unable to judge what further impact this situation will have on our business development activities, particularly for our bioanalytical and Phase I operations.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Nordion
Financial Highlights

Third Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2007	revenues	2006	revenues		2007	revenues	2006	revenues
$76	100%	$77	99%	Product revenues	$210	98%	$217	99%
-	-	1	1%	Service revenues	4	2%	3	1%
76	100%	78	100%	Net revenues	214	100%	220	100%
(39)	(51%)	(39)	(50%)	Cost of product revenues	(108)	(50%)	(109)	(50%)
-	-	(1)	(1%)	Cost of service revenues	(2)	(1%)	(2)	(1%)
(13)	(17%)	(13)	(17%)	Selling, general, and administration	(36)	(17%)	(37)	(17%)
(1)	(1%)	(2)	(3%)	Research and development	(3)	(1%)	(4)	(2%)
(4)	(5%)	(4)	(5%)	Depreciation and amortization	(10)	(5%)	(11)	(5%)
-	-	-	-	Restructuring charges	-	-	-	-
(1)	(1%)	-	-	Other income (expense)	-	-	(36)	(16%)
18	24%	19	24%	Operating income	55	26%	21	10%

				Adjustments:
-	-	-	-	MAPLE settlement	-	-	36	16%
-	-	-	-	Gain on a sale of a business	(1)	(0%)	-	-
-	-	-	-	Restructuring charges, net	-	-	-	-
18	24%	19	24%		54	25%	57	26%
4	5%	4	5%	Depreciation and amortization	10	5%	11	5%
$22	29%	$23	29%	Adjusted EBITDA	$64	30%	$68	31%
				Margins:
49%	-	49%	-	Gross margin	49%	-	49%	-
29%	-	29%	-	Adjusted EBITDA	30%	-	31%	-
$3	-	$-	-	Capital expenditures	$5	-	$-	-

MDS Nordion revenues were down 3% year-over-year on a reported basis. Revenues for 2006 included $2 million related to an amount received associated with the 2004 cancellation of the supply agreement between MDS Nordion and Biogen Idec.  This amount was included in deferred revenue and recognized in income over 40 months, with the final recognition of this occurring in February 2007.  Excluding the impact of this item, revenues were level on a year-over-year basis, as stronger medical isotopes revenues offset weakness in cobalt therapy unit sales.

Operating income was $18 million compared to $19 million last year in the same period and adjusted EBITDA was $22 million compared to $23 million for the third quarter of 2006.  Both were $1 million lower due to the contract cancellation referred to above. There were no adjusting items in the third quarter of either year, and depreciation and amortization was level, year-over-year.

Capital expenditures in the isotopes segment for the quarter were $3 million, compared to none last year.   Spending in the quarter related primarily to the previously announced plans to invest $6 million to expand our Belgian production facility to meet the growing demand for Glucotrace®, a medical imaging agent used extensively in positron emission tomography (PET) scans.

We experienced continued growth in revenues from TheraSphere in the quarter compared to last year and demand for this product in Europe remains encouraging.  TheraSphere has been added to treatment formularies in certain European countries, allowing doctors to charge for the utilization of the product.  We are optimistic that this development will drive increased revenue from this radiotherapeutic product.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

We announced a collaboration with the University of Ottawa Heart Institute in June to launch a molecular imaging centre of excellence to advance research in cardiology. We believe this collaboration represents a unique opportunity for future expansion of MDS Nordion’s molecular imaging business. Also in the quarter, MDS Nordion was granted the C-TPAT Tier 3 designation for cross-border transportation of dangerous goods. This designation, which reflects the highest level of security clearance for transportation of dangerous goods, is a direct result of MDS Nordion’s commitment to quality and safety and to the strength of our reputation with regulators in this area.

MDS Analytical Technologies
Financial Highlights

Third Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2007	revenues	2006	revenues		2007	revenues	2006	revenues
$94	82%	$37	73%	Product revenues	$194	80%	$109	73%
20	18%	14	27%	Service revenues	50	20%	40	27%
114	100%	51	100%	Net revenues	244	100%	149	100%
(70)	(61%)	(42)	(82%)	Cost of product revenues	(155)	(64%)	(111)	(74%)
(1)	(1%)	-	-	Cost of service revenues	(2)	(1%)	-	-
(20)	(18%)	(7)	(14%)	Selling, general, and administration	(37)	(15%)	(14)	(9%)
(19)	(17%)	(10)	(20%)	Research and development	(45)	(18%)	(33)	(22%)
(12)	(11%)	(2)	(4%)	Depreciation and amortization	(19)	(8%)	(5)	(3%)
				Restructuring charges
(3)	(3%)	1	2%	Other income (expense) net	(5)	(2%)	3	2%
(11)	(10%)	(9)	(18%)	Operating income	(19)	(8%)	(11)	(7%)
				Adjustments:
15	13%	15	29%	Equity earnings	40	16%	42	28%
11	10%	-	-	Acquisition integration	14	6%	-	-
-	-	-	-	Restructuring charges	-	-	-	-
15	13%	6	12%		35	14%	31	21%
12	11%	2	4%	Depreciation and amortization	19	8%	5	3%
$27	24%	$8	16%	Adjusted EBITDA	$54	22%	$36	24%
				Margins:
38%		18%		Gross margin	35%		26%
24%		16%		Adjusted EBITDA	22%		24%
$2		$-		Capital expenditures	$6		$2

The Sciex division of MDS Analytical Technologies carries out the majority of its business through joint ventures.  Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  Under US GAAP, we equity account for the joint ventures and therefore the majority of the income related to the Sciex division is reflected in equity earnings, which represent our share of the net income of the joint ventures. We include equity earnings in our calculation of adjusted EBITDA, however, under US GAAP, these earnings are not included in operating income.

MDS Analytical Technologies reported revenues of $114 million for the third quarter of 2007, compared to $51 million for the same period last year. Fiscal 2007 revenues included $55 million from the newly acquired Molecular Devices business. The Sciex division of MDS Analytical Technologies reported 16% revenue growth compared to the prior-year period.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Growth was strong in the Sciex business for the quarter, especially in the small molecule markets. Our high-end triple-quad and ion-trap instruments have maintained strong sales momentum, across all the geographic markets.  Good strength from our core LC/MS products was augmented by strength from our ICP/MS product line.  Service revenues continue to be a strong driver of growth and profitability for the worldwide business, building on the large installed base of equipment, and for our share of operating income from the Applied Biosystems/Sciex and MDS/PerkinElmer partnerships.  End-user revenues for Sciex products grew 10% in the third quarter compared to the same period last year.

MD has been a strong contributor to segment revenues and adjusted EBITDA since we acquired it.  Given the strong start, we believe the division is on track to meet or exceed the expected $190 million in revenues and $45 - $50 million in adjusted EBITDA in the first full year of ownership. MD revenues were up 16% compared to the same three-month period in their fiscal 2006.

MDS acquired Molecular Devices effective March 20, 2007.  During the third quarter we continued our work to finalize the determination of the fair value of the assets and liabilities acquired and to finalize the estimates of the costs associated with the integration actions we plan to take. The purchase price allocation reflected in the July 31, 2007 statement of financial position and the charges recorded in the period related to the amortization of intangible assets and fair value increments have been updated compared to those reported in April 2007 for changes in the preliminary valuation estimates.  These valuations remain preliminary under purchase accounting guidelines and are subject to change.

In our report for the second quarter we indicated that the fair value increment for inventory and the value of pre-acquisition backlog were subject to significant judgment and that they would be amortized as expenses to income over a short period. In the third quarter, we expensed $10 million related to these items as acquisition date inventories were sold and essentially all order backlog from the pre-acquisition period has been shipped.  We also expensed $8 million of amortization related to intangible assets, primarily related to MD technologies. We expect to finalize the determination of the purchase accounting by year-end.

One particular area of focus for MDS Analytical Technologies is the integration of our manufacturing operations in Asia. We now have our plants in Singapore and China fully operational and an increasing amount of our product is being manufactured in Asia. Our integration plan includes consideration of the appropriate mix of products for these plants to maximize the economic benefits while protecting our intellectual property and our access to markets in which trade protectionism is a factor.

We reported an operating loss of $11 million for the third quarter of 2007 compared to a loss of $9 million for the third quarter of 2006.  Equity earnings, which are not included in operating income and represent our share of earnings from the Sciex joint ventures were $15 million for the third quarter of 2007 which was level with the third quarter of 2006. Operating income for the third quarter this year includes a $4 million operating loss from MD, reflecting the purchase-related items discussed above.

Adjusted EBITDA for the quarter was $27 million compared to $8 million last year.   Adjustments of $11 million for the quarter reflect costs of the MD acquisition, including $1 million of costs that we have incurred as we begin to integrate the businesses and $10 million of non-cash fair market value adjustments applied to inventory and order backlog as described above.  Adjustments of $15 million of equity earnings as described above were included in the third quarter of both 2007 and 2006.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Increased SG&A and R&D expenses in MDS Analytical Technologies for the third quarter of 2007 reflect the additional costs associated with the MD business. Depreciation and amortization expense was also up, reflecting $8 million for amortization of intangible assets acquired as part of the MD acquisition, along with depreciation on MD property, plant, and equipment.  Capital expenditures made in the third quarter this year were $3 million this year and nil in the third quarter last year.

The MD division of MDS Analytical Technologies announced the release of the AquaMax 2000 and AquaMax 4000 series of microplate washers to add speed and flexibility to microplate washing for bioanalytical assays. In addition, Sciex and its partner Applied Biosystems announced the release of a new food testing method for LC/MS to help address recent concerns about melamine and cyanuric acid in food. This announcement marks the launch of the first commercially available method to test for these contaminants simultaneously.

Corporate and Other
Financial Highlights

Third Quarter			Year-to-Date
2007	2006		2007	2006
$(3)	$(8)	Selling, general, and administration	$(13)	$(20)
-	-	Research and development	-	-
-	-	Depreciation and amortization	(1)	-
(2)	(1)	Restructuring charges	(9)	(3)
(1)	(1)	Other expense	(4)	(6)
(6)	(10)	Operating loss	(27)	(29)
		Adjustments:
-	-	Equity earnings	-	(3)
-	-	Gain on sale of investments	-	-
-	-	Valuation provisions	6	6
2	1	Restructuring	9	3
-	-	Depreciation and amortization	1	-
$(4)	$(9)	Adjusted EBITDA	$(11)	$(23)

Corporate SG&A expenses were $3 million for the third quarter this year, compared to $8 million in the third quarter of 2006. Expenses for the prior year included $4 million related to the FDA matter and our initial SOx certification initiative.

Other expenses for the third quarter includes $2 million of restructuring, which was treated as an adjustment to arrive at adjusted EBITDA.

Third quarter interest expense increased from $4 million in 2006 to $6 million in 2007 and interest income in the quarter was $4 million in both years.

Income Taxes

Our effective tax rate for the quarter was 13%, due primarily to the improved performance of certain of our foreign operations, including the stronger performance this quarter of the late-stage business in MDS Pharma Services.  This resulted in the use of tax loss carry forwards in these foreign jurisdictions.  The tax benefit of these losses had not been previously recognized in our accounts.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Discontinued Operations

The results of our discontinued businesses for the third quarter of 2007 and 2006 were as follows:

	Third Quarter		Year-to-date
		2007	2006	2007	2006
Net revenues	$		$82	$95	$280
Cost of revenues		-	(49)	(57)	(180)
Selling, general and administration		-	(11)	(15)	(38)
Depreciation and amortization		-	(2)	-	(7)
Goodwill write-down		-	-	-	-
Restructuring charges		-	-	-	(1)
Other expenses		-	-	-	-
Operating income			20	23	54
Gain on sale of discontinued operations		-	-	904	24
Interest expense		-	-	-	-
Interest income		-	-	1	1
Income taxes		-	(3)	(117)	(9)
Minority interest		-	(2)	(4)	(7)
Equity earnings		-	1	1	2
Income from discontinued operations		-	16	808	65
Basic EPS from discontinued operations		$-	$0.11	$5.99	$0.45

The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.

Liquidity and Capital Resources

	July 31 2007	October 31 2006	Change
Cash, cash equivalents and short-term investments	$311	$382	(19%)
Operating working capital[1]	$82	$97	(15%)
Current ratio (excludes net assets held for sale)	$1.6	$2.4
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

Cash and short-term investments totaled $311 million compared to $319 million at the end of April 2007 and $382 million at the end of October 2006.  The increase in capital expenditures to $27 million this quarter compared to $15 million in the same period last year accounts for the decrease in cash balance.

As at the date of this report, we have C$17 million in short-term investments in asset-backed commercial paper (ABCP) that was purchased subsequent to July 31, 2007.  This ABCP is due to mature on September 7, 2007 and the issuer has been affected by the recent liquidity issues in these investment markets.  While we have not received notice of the intentions of the issuer on these investments, this issuer has not honoured maturities of its other ABCP since August 14th, and we currently expect that this issuer will extend the maturity on these investments. At the present time, we do not have sufficient information to determine whether a write-down in the value of these investments is required, nor do we know when we will be able to convert these investments into cash.

Operating working capital of $82 million at the end of the third quarter was up from $74 million at the end of April, but continues to be down substantially from the October 2006 balance.  The decline since year-end is due primarily to accounts payable and accrued liabilities as at July 31, 2007 which reflects the impact of the FDA and restructuring provisions recorded in the second quarter.   These provisions are offsetting the addition of operating working capital associated with MD.  We expect that our operating working capital will rise to normal levels in future quarters as these reserves are utilized.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

We expect our operating cash inflows to remain strong during the balance of this year and throughout fiscal 2008.  Cash outflows will include FDA settlements with our customers and the payment of severance obligations associated with our restructuring activities. In addition, we will make a principal repayment of $79 million on our long-term debt in December 2007.  These liquidity needs can be satisfied from cash generated from operations and cash on hand. We also have available a C$500 million, five-year, committed, revolving credit facility to fund our liquidity requirements. There were no borrowings under this facility as at July 31, 2007.  We do not believe that the liquidity issues affecting ABCP markets at this time will have any significant impact on our liquidity.

Cash used in investing activities for continuing operations totaled $94 million for the third quarter this year, compared to $147 million for the third quarter  of 2006, primarily due to purchases of short-term investments and capital expenditures.  The $27 million of capital expenditures this year includes higher levels of capital expenditures in MDS Pharma Services for reasons noted above.

Financing activities (excluding discontinued operations) generated $5 million of cash in the quarter from the issuance of shares compared to $1 million in the prior year.  Financing activities this year were limited to small regularly scheduled payments on certain long-term debt, offset by the proceeds for shares issued under the MDS employee share ownership and stock option plans. Cash from financing activities for the prior year was net of a $4 million dividend payment.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for acquisitions, capital expenditures, research and development expenditures, FDA settlements, restructuring costs and operations in 2007 and 2008.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual Obligations

There have been no material changes in contractual obligations since October 31, 2006 other than those arising from the acquisition of MD, and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of third parties, nor do we have any off-balance sheet arrangements.  The acquisition of MD has added $6 million of annual commitments related to operating leases and approximately $14 million of inventory purchase commitments in 2007.

Derivative Instruments

We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with our established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to assist in the determination of fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at July 31, 2007 was nil.  We recorded a $1 million mark-to-market loss on interest rate swaps during the third quarter of 2007.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Capitalization

	July 31 2007	October 31 2006	Change
Long-term debt	$387	$394	(2%)
Less: cash and cash equivalents and short-term investments	311	382	(19%)
Net debt	76	12	533%
Shareholders’ equity	1,756	1,354	30%
Capital employed[1]	$1,832	$1,366	34%
 1 Capital employed is a measure of how much of our net assets is financed by debt and equity.

Long-term debt decreased $7 million due mostly to principal payments.  Changes in the value of the US-dollar denominated debt, the majority of which is treated as a hedge in the US net investment, are reflected in Accumulated Other Comprehensive Income in the Statements of Financial Position.  The current portion of the long-term debt is $93 million compared to $20 million at October 31, 2006, reflecting the transfer to current portion of $79 million of long-term debt which will be repaid in December 2007. During the third quarter, we de-designated $70 million of the US-dollar debt as a hedge of our US net investment in accordance with the provisions of FAS 133 and entered into foreign exchange contracts to fix the exchange rate that we will pay to buy the US dollars required to make the December debt payments. Gains and losses on the foreign exchange contracts and on this portion of the US-dollar denominated debt are offsetting.

Quarterly Highlights

Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with US GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

[millions of US dollars, except earnings per share]
	Trailing Four Quarters	July 2007	Apr 2007	Jan 2007	Oct 2006
Net revenues	$1,062	$308	$263	$241	$250
Operating income (loss)	$(112)	$(4)	$(96)	$(9)	$(3)

Income (loss) from continuing operations	$(36)	$7	$(55)	$-	$12
Net income (loss)	$805	$7	$737	$16	$45
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.26)	$0.06	$(0.40)	$0.00	$0.08
Earnings (loss) per share
Basic	$6.36	$0.05	$5.37	$0.11	$0.83
Diluted	$6.34	$0.05	$5.35	$0.11	$0.83
[millions of US dollars, except earnings per share]

	Trailing Four Quarters	July 2006	Apr 2006	Jan 2006	Oct 2005
Net revenues	$953	$241	$234	$230	$248
Operating income (loss)	$(100)	$(21)	$(36)	$4	$(47)

Income (loss) from continuing operations	$(25)	$(2)	$(1)	$13	$(35)
Net income (loss)	$32	$14	$15	$46	$(43)
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.18)	$(0.01)	$(0.01)	$0.09	$(0.25)
Earnings (loss) per share
Basic and diluted	$0.23	$0.10	$0.11	$0.32	$(0.30)

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Items that impact the comparability of operating income include:

•
Results for the quarter ended April 30, 2007 reflect a $792 million net gain from the sale of our diagnostics businesses, the 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect of the FDA review, and $25 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totalling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $36 million resulting from the completion of the MAPLE settlement.
•	Results for the quarter ended October 31, 2005 reflect restructuring charges of $47 million and valuation provisions on certain long-term investments totalling $11 million.

Outlook

Our third quarter marks the first full quarter following our transition to a global life sciences company – the first full quarter with MD and without our diagnostics business. We are very pleased with the results we achieved this quarter.

Both MDS Analytical Technologies businesses delivered strong results in the third quarter. Efforts to integrate these businesses are tracking well to plan and we continue to believe that the MD business will meet or exceed our target revenues of $190 million and adjusted EBITDA of between $45 million and $50 million in its first 12 months of MDS ownership. Continued growth from these businesses is expected to be generated, in part, from the new products announced by both businesses this year and from synergies we expect to realize as we integrate the businesses and expand our production capabilities in Asia.

As we stated in our report for our second quarter, our goal is to maintain an ongoing supply of high-quality products and services as we introduce exciting new technologies to increase our customers’ productivity.  Our focus for the balance of the year is to continue to serve our customers well as we drive a smooth integration of the Sciex and Molecular Devices businesses to realize the significant synergies we believe are available to these businesses.

We are pleased with the results from our MDS Pharma Services business.  In the three months ended July 31, 2007, they delivered their fourth consecutive quarter of sequential improvement in adjusted EBITDA.  They have completed several key steps in restructuring the business, including the downsizing of our St. Laurent operation and the transfer of operations from Sittingbourne to Zurich.  Additional actions are underway for completion by year-end, including the transfer of certain discovery/preclinical operations from St. Laurent to Bothell, and central laboratory services from Hamburg to Baillet.  These actions and other restructuring moves will provide significant savings in the fourth quarter and throughout 2008.

As stated earlier, revenue growth throughout this year has been strong in our late-stage and preclinical businesses.  In our remaining early-stage businesses, we believe that significant progress has been made completing FDA related study audits for the ANDA studies.  Although uncertainty remains related to NDA studies and potential EMEA actions, we currently believe that we have adequate reserves to cover the expected costs.  Our early-stage businesses are also focused on serving our customers more effectively and we are seeing positive signs that we are regaining their trust.  We have seen an increased number of invitations to bid on new projects, including some from customers who left us in 2006.  This renewed growth in early-stage, combined with productivity from restructuring and other efficiency improvements, is expected to deliver improved profitability in 2008 and beyond.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Nordion has continued solid performance so far this year and has been able to grow both revenues and adjusted EBITDA after taking into account foreign exchange and the unusual market conditions that existed in the first half of 2006. New product developments and new commercial relationships provide opportunities to expand in the molecular imaging market. We see continued strong demand for TheraSphere in Europe, and we believe the potential for this innovative therapy is high.

We continue to monitor currency markets and there has been significant volatility in the value of the US dollar all year. Although we have hedged a significant portion of our net US-dollar cash flows from our Canadian-based businesses this year, currency markets will continue to have an impact on our reported results. We continue to report organic measures of revenue and adjusted EBITDA growth to help readers understand the impact of these market dynamics.

We also continue to monitor the markets in our industry for appropriate acquisition opportunities.  We remain focused on our three businesses and will pursue only those acquisition opportunities that are reasonably priced and synergistic with our existing businesses.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

Consolidated Statements of Financial Position [unaudited]
Restated See Note 2
As at July 31 with comparatives at October 31 [millions of US dollars]	2007	2006
Assets
Current Assets
Cash and cash equivalents	$221	$247
Short-term investments	90	135
Accounts receivable, net	267	224
Unbilled revenue	110	122
Inventories, net	118	80
Income taxes recoverable	54	42
Prepaid expenses and other	24	21
Assets held for sale	1	196
Total Current Assets	$885	$1,067

Property, plant and equipment, net	352	334
Deferred tax asset	5	47
Long-term investments and other	227	176
Goodwill	763	397
Intangible assets, net	547	322
Total Assets	$2,779	$2,343

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$325	$237
Deferred revenue	88	92
Income taxes payable	54	8
Current portion of long-term debt	93	20
Deferred tax liabilities	9	-
Liabilities related to assets held for sale	-	114
Total Current Liabilities	$569	$471

Long-term debt	294	374
Deferred revenue	16	17
Other long-term obligations	27	24
Deferred tax liabilities	117	103
Total Liabilities	$1,023	$989

Shareholders’ Equity
Common shares, at par – Authorized shares: unlimited; Issued and outstanding shares: 122,538,714 and 144,319,249 for July, 2007 and October, 2006 respectively	491	566
Additional paid in capital	71	69
Retained earnings	829	391
Accumulated other comprehensive income	365	328
Total Shareholders’ Equity	$1,756	$1,354
Total Liabilities and Shareholders’ Equity	$2,779	$2,343
Incorporated under the Canada Business Corporation Act.
See accompanying notes.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
[UNAUDITED]

	Restated See Note 2		Restated See Note 2
	Three months to July 31		Nine months to July 31
[millions of US dollars, except per share amounts]	2007	2006	2007	2006
Revenues
Products	$170	$114	$404	$326
Services	138	127	408	379
Reimbursement revenues	25	23	71	80
Total revenues	333	264	883	785

Costs and expenses
Direct cost of products	(109)	(81)	(263)	(220)
Direct cost of services	(83)	(98)	(255)	(264)
Reimbursed expenses	(25)	(23)	(71)	(80)
Selling, general and administration	(66)	(62)	(181)	(162)
Research and development	(20)	(12)	(48)	(37)
Depreciation and amortization	(24)	(13)	(56)	(37)
Restructuring charges - net	(3)	(2)	(41)	(4)
Other income (expense) - net	(7)	6	(77)	(34)
Total costs and expenses	$(337)	$(285)	$(992)	$(838)

Operating loss from continuing operations	(4)	(21)	(109)	(53)
Interest expense	(6)	(4)	(20)	(11)
Interest income	4	4	18	7
Mark-to-market on interest note swaps	(1)	-	-	(2)
Equity earnings	15	15	40	38
Income loss from continuing operations before income taxes	8	(6)	(71)	(21)
Income tax (expense) recovery
- current	5	-	34	18
- deferred	(6)	4	(11)	13
Income (loss) from continuing operations	7	(2)	(48)	10
Income from discontinued operations - net of income tax	-	16	808	65
Net income	$7	$14	$760	$75

Basic earnings (loss) per share - from continuing operations	$0.06	$(0.01)	$(0.36)	$0.07
- from discontinued operations	(0.01)	0.11	5.99	0.45
Basic earnings per share	$0.05	$0.10	$5.63	$0.52

Diluted earnings (loss) per share - from continuing operations	$0.06	$(0.01)	$(0.36)	$0.07
- from discontinued operations	(0.01)	0.11	5.99	0.45
Diluted earnings per share	$0.05	$0.10	$5.63	$0.52
See accompanying notes.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
[UNAUDITED]

Restated See Note 2
	Three months to July 31		Nine months to July 31
[millions of US dollars]	2007	2006	2007	2006
Net income	$7	$14	$760	$75
Foreign currency translation	42	(24)	71	51
Unrealized loss on available-for-sale assets	-	(3)	(3)	(7)
Unrealized loss on derivatives designated as cash flow hedges, net of tax	-	-	5	-
Reclassification of realized losses	-	4	(2)	5
Repurchase and cancellation of common shares	-	-	(33)	-
Other comprehensive income	42	(23)	38	49
Comprehensive income	$49	$(9)	$798	$124

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

CONSOLIDATED STATEMENT OF CASH FLOWS
[UNAUDITED]

	Restated See Note 2		Restated See Note2
	Three months to July 31		Nine months to July 31
[millions of US dollars]	2007	2006	2007	2006
Operating activities
Net income	$7	$14	$760	$75
Income from discontinued operations – net of tax	-	16	808	65
Income (loss) from continuing operations	7	(2)	(48)	10
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	35	4	134	33
Changes in non-cash working capital balances relating to operations	(42)	(11)	20	(63)
Cash provided by (used in) operating activities of continuing operations	-	(9)	106	(20)
Cash provided by (used in) operating activities of discontinued operations	1	17	(52)	51
	1	8	54	31
Investing activities
Acquisitions	2	-	(601)	-
Proceeds from MAPLE transaction	-	-	-	24
Purchase of property, plant and equipment	(27)	(15)	(43)	(36)
Proceeds on sale of short-term investments	14	-	165	-
Purchases of short-term investments	(81)	(134)	(118)	(134)
Proceeds from sale of business and investments	-	2	13	2
Other	(2)	-	(2)	(16)
Cash used in investing activities of continuing operations	(94)	(147)	(586)	(160)
Cash provided by investing activities of discontinued operations	-	4	929	81
Financing activities
Repayment of long-term debt	(1)	-	(8)	(1)
Decrease in deferred revenue and other long-term obligations	1	-	1	(9)
Payment of cash dividends	-	(4)	(3)	(10)
Issuance of shares	5	5	15	24
Repurchase of shares	-	-	(441)	-
Cash provided by (used in) financing activities of continuing operations	5	1	(436)	4
Cash used in financing activities of discontinued operations	-	(1)	(2)	(9)
Effect of foreign exchange rate changes on cash and cash equivalents	11	(3)	15	14
Decrease in cash and cash equivalents during the period	(77)	(138)	(26)	(39)
Cash and cash equivalents, beginning of period	298	314	247	215
Cash and cash equivalents, end of period	$221	$176	$221	$176
See accompanying notes.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

1.	Basis of Presentation

As a Canadian-based company, MDS historically has prepared its consolidated financial statements in Canadian dollars in conformity with accounting principles generally accepted in Canada (Canadian GAAP) and has also provided a reconciliation to United States (US) generally accepted accounting principles (US GAAP).

To enhance its communication with its shareholders, improve comparability of financial information with its competitors and peer group, and promote a common financial language within MDS, the Company adopted the US dollar as its reporting currency as at the first quarter of 2007 and US GAAP as its primary reporting standard for the presentation of its consolidated financial statements as of fiscal year end 2007.

All revenues, expenses and cash flows for each year were translated into the reporting currency using average rates for the year, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the end of each year.  All resulting exchange differences are reported as a separate component of accumulated other comprehensive income.  The functional currency of each of the Company’s operations is unchanged.  Assets and liabilities of the Company’s operations having a functional currency other than US dollars are consolidated and translated into US dollars using the exchange rate in effect at the end of the period, and revenues and expenses are translated at the average rate during the period.

The cumulative impact of the change in reporting currency was to increase the cumulative translation adjustment by $371 million through October 31, 2006.

As a result of adopting US GAAP as its primary reporting standard for its 2007 consolidated year-end statements, the Company is required to restate to US GAAP its previously filed financial statements for the four quarters of 2007.  Previously, our filings prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) disclosed a reconciliation of earnings to US GAAP due to our status as a foreign private issuer in the US.  Going forward, with US GAAP as our primary basis of accounting, we will reconcile our US GAAP earnings to Canadian GAAP.  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for a minimum of the next two fiscal years.

2.	Changes Affecting Fiscal 2007 Consolidated Financial Statements
a.	Restatement

During the preparation of our 2007 annual financial statements,  an error was identified in the US GAAP reconciliation provided as part of the interim financial statements prepared during the 2007 fiscal year with respect to certain stock based incentive compensation plans for which an incorrect valuation methodology was utilized.  The Company has corrected this error by restating selling, general and administration expenses by $2 million in the accompanying quarter consolidated financial statements and reducing the value of accrued liabilities by a similar amount.  The Canadian GAAP statements previously reported were not impacted by the change, except for the reconciliation to US GAAP (see Note 15).

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

As a result of adopting US GAAP as the primary reporting standard for the Company, management has determined that investment tax credits (ITCs) having an after-tax value of $13 million realized in its fiscal year ended October 31, 2001 and resulting from its acquisition of Phoenix International Life Sciences Inc. in the previous year had not been identified as a net income reconciliation item in the GAAP reconciliation note for fiscal 2001.

Under Canadian GAAP, acquired ITCs that are determined to have nil value for purposes of purchase price allocation are, if subsequently realized, recorded as income. Under US GAAP, such acquired ITCs are recorded when realized as a reduction in goodwill arising from that prior period acquisition. This item should therefore have been identified as a US GAAP net income reconciliation item in fiscal 2001. In subsequent periods, the reported amount of goodwill and retained earnings for US GAAP purposes were likewise overstated by this amount. The Company has corrected this error by restating opening retained earnings for fiscal 2005 in the accompanying consolidated statement of shareholders’ equity and reducing the carrying value of goodwill by $13 million.  The impact of this restatement has been similarly reflected for subsequent periods.

b.	Change in Accounting Policy

In addition, in adopting US GAAP, the Company has changed its accounting policy for non-refundable investment tax credits (ITCs). In these consolidated financial statements, the Company has recorded non-refundable ITCs as a reduction in income tax expense for the year in which the ITCs were recognized. Previously, the Company recorded non-refundable ITCs as a reduction of the related expenditure. Management believes this accounting policy change will make the Company’s reporting of ITCs consistent with the majority of other companies who report under US GAAP.
There is no impact on net income from continuing operations, earnings per share, or retained earnings of any period as a result of this change. This change in policy increased (decreased) other lines on the statements of operations as follows:

	2007	2006
Direct cost of services	$0	$2
Research and development	1	1
Current income taxes	(1)	(3)

c.	Adoption of SAB 108

MDS has adopted the provisions of Staff Accounting Bulletin No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. In accordance with the provisions of SAB No. 108, the Company has recorded a cumulative adjustment to correct the treatment of certain deferred charges and related income tax expenses. The adjustments resulted in an increase in fiscal 2005 opening retained earnings of $2 million and an adjustment to the tax expense associated with prior year deferred charges that reduced fiscal 2005 opening retained earnings by $4 million. The cumulative net effect of these adjustments on retained earnings as at November 1, 2004 is a reduction of $2 million. In addition, the Company has recorded a $6 million reduction in November 1, 2004 retained earnings and a corresponding increase in additional paid-in capital to correct an amount that had previously been misclassified in the continuity of retained earnings.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

3.	Acquisition of Molecular Devices Corporation

On March 20, 2007, the Company completed a tender offer which resulted in MDS acquiring 100% of the shares of Molecular Devices Corporation (MD), a California-based company with global operations.  MD designs, develops, manufactures, sells and services bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.  The Company acquired MD primarily to add their leading-edge products to those of MDS Sciex to strengthen MDS’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers.

The operations for this acquisition are reported within the results of the Company’s newly formed MDS Analytical Technologies segment (which combines MD with the previous Instruments segment) in the consolidated financial statements from the acquisition date.

The aggregate purchase consideration (net of cash acquired of $21 million) was approximately $601 million paid in cash from existing cash on hand.  Included in the consideration is the cash cost of $27 million to settle all outstanding in-the-money options of MD at the closing date of the acquisition.  Direct and incremental third party acquisition costs associated with the acquisition were approximately $8 million.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141 and the Company has accordingly allocated the purchase price of the acquisition based upon the preliminary fair values of the assets acquired and liabilities assumed. During the quarter, the Company revised the allocation of the purchase price.  The impact of the revision was to decrease net tangible assets acquired by $35 million, increase developed technology by $50 million, decrease in-process research and development by $11 million, and decrease goodwill by $6 million.  The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price as additional information becomes available regarding liabilities incurred and revisions are made to preliminary estimates of fair values made at the acquisition date.  In connection with determining the fair value of the assets acquired and liabilities assumed, management performed assessments of intangible assets using customary valuation procedures and techniques.

The components of the preliminary purchase price allocation for the acquisition cost of MD are as follows:

Consideration and acquisition costs:
Cash and payments, net of cash acquired	$593
Transaction costs	8

Net consideration and acquisition costs	$601

Allocation of purchase price
Net tangible assets acquired	$15
Intangible assets acquired:
Developed technologies	161
Brands	60
Goodwill (non-tax deductible)	365
Total purchase price	$601

The following table summarizes the components of the net tangible assets acquired at fair value:

Inventories	$40
Property, plant and equipment	12
Other assets and liabilities, net	(37)
Net tangible assets acquired	$15

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Other assets and liabilities include $26 million of net future tax liabilities. Net tangible assets acquired include a charge of $7 million to eliminate redundant positions and consolidate redundant facilities at MD over the course of the next year.  The acquired technology will be amortized over its estimated lives, which range between five and seven years while the brands have an indefinite life and are not amortized.

The acquisition of MD has added $6 million of annual commitments related to operating leases and $14 million of inventory purchase commitments in 2007.

4.	Sale of Canadian Diagnostics Business and Discontinued Operations

In 2005, The Board of Directors of the Company approved a strategic plan to focus the Company on its life sciences businesses and to close or divest of businesses that were not strategic to this plan.   As a result, the Company had reclassified its Canadian diagnostics business as discontinued operations.

On February 26, 2007, the Company completed the sale of its Canadian diagnostic services business to Borealis Infrastructure Management Inc. for gross proceeds of C$1.325 billion.  The sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests, resulted in net proceeds of US$988 million comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009.  This note was recorded at an effective interest rate of 4.4% and had a book value of $59 million.  Included in income from discontinued operations, the Company recorded a net gain of US$791 million on the transaction.

As a result of the sale, MDS sold $84 million in net assets consisting of:

Accounts receivable	$31
Property, plant and equipment	27
Long-term investments and other	18
Goodwill	57
Accounts payable and accrued liabilities	(25)
Long-term debt and other long-term obligations	(24)
Net assets	$84

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

The results of discontinued operations in the quarter and the nine-months ended July 31 were as follows:

	Third Quarter		Year-to-date
		2007	2006	2007	2006
Net revenues	$		$82	$95	$280
Cost of revenues		-	(49)	(57)	(180)
Selling, general and administration		-	(11)	(15)	(38)
Depreciation and amortization		-	(2)	-	(7)
Goodwill write-down		-	-	-	-
Restructuring charges		-	-	-	(1)
Other expenses		-	-	-	-
Operating income		-	20	23	54
Gain on sale of discontinued operations		-	-	904	24
Interest expense		-	-	-	-
Interest income		-	-	1	1
Income taxes		-	(3)	(117)	(9)
Minority interest		-	(2)	(4)	(7)
Equity earnings		-	1	1	2
Income from discontinued operations		-	16	808	65
Basic EPS from discontinued operations		$-	$0.11	$5.99	$0.45

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.  In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.
Assets held for sale and liabilities related to assets held for sale comprised:

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

	As at July 31	As at October 31
	2007	2006
Assets held for sale
Accounts receivable	$-	$31
Inventories	-	3
Prepaid expenses and other	-	3
Property, plant and equipment	-	28
Deferred tax asset	-	63
Long-term investments and other	1	13
Goodwill	-	54
Intangibles	-	1
Total assets held for sale	1	196
Less: Current assets held for sale[1]	(1)	(196)
Long-term assets held for sale	$-	$-
Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$-	$33
Income taxes payable	-	-
Long-term debt	-	4
Other long-term obligations	-	6
Deferred tax liabilities	-	55
Minority interest	-	16
Total liabilities related to assets held for sale	-	114
Less: Current liabilities related to assets held for sale[1]	-	(114)
Long-term liabilities related to assets held for sale	$-	$-
1Assets held for sale and liabilities related to assets held for sale have been classified as current as the Company had signed agreements where such assets were expected to be disposed of within one year.

5.	Accumulated Other Comprehensive Income

	Three months ended July 31
[millions of US dollars]	2007	2006
Accumulated other comprehensive income, net of income taxes, beginning of period	$323	$340
Foreign currency translation	42	(24)
Unrealized loss on available-for-sale assets	-	(3)
Reclassification of realized losses	-	4
Accumulated other comprehensive income, net of income taxes, end of period	$365	$317
See accompanying note.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

6.	Restructuring Charges

An analysis of the activity in the provision through July 31, 2007 is as follows:

	Restructuring Charge	Cumulative drawdowns		Provision Balance at July 31, 2007
		Cash	Non-cash
2005:
Workforce reductions	$34	$(32)	$(1)	$1
Equipment and other asset write-downs – adjustment	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
	$51	$(34)	$(16)	$1
2006:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9
	$(7)	$(2)	$9	$-
2007:
Workforce reductions	$21	$(8)	$(1)	$12
Equipment and other asset write-downs	2	-	-	2
Contract cancellation charges	5	(5)	-	-
Other	13	(6)	(3)	4
	$41	$(19)	$(4)	$18
				$19

During the quarter ended April 30, 2007, management of the Company approved a restructuring plan designed principally to improve the profitability of MDS Pharma Services.  The Company recorded a restructuring provision of $28 million in the second quarter including $17 million for severance, $2 million to reduce the carrying value of certain assets and $6 million for other costs.  During the three months ended July 31, 2007, the Company utilized $5 million of this provision.

7.	Earnings Per Share
(a)	Dilution
	Three months to July 31		Nine months to July 31
[number of shares in millions]	2007	2006	2007	2006
Weighted average number of Common shares outstanding – basic	123	143	135	143
Impact of stock options assumed exercised	-	1	-	1
Weighted average number of Common shares outstanding – diluted	123	144	135	144

(b)	Pro-Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro-forma basis in the notes to the consolidated financial statements.  The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

For purposes of these pro-forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Net income	$7	$14	$760	$75
Compensation expense for options granted prior to November 1, 2003	-	-	(1)	(2)
Net income – pro-forma	$7	$14	$759	$73

Pro-forma basic earnings per share	$0.06	$0.10	$5.63	$0.52
Pro-forma diluted earnings per share	$0.06	$0.10	$5.62	$0.51

8.	Share Capital and Stock Options

The following table summarizes information on share capital and stock options and related matters as at July 31, 2007:

[number of shares in thousands]	Number	Amount
Common shares
Balance as at October 31, 2006	144,319	$566
Issued during the period	1,051	16
Repurchased during the period	(22,831)	(91)
Balance as at July 31, 2007	122,539	$491

[number of shares in thousands]	Number	Average Exercise Price
Stock options
Balance as at October 31, 2006	5,850	$18.76
Activity during the period:
Granted	1,223	21.73
Exercised	(942)	16.45
Cancelled or forfeited	(517)	20.34
Balance as at July 31, 2007	5,614	$19.65

There were 3,266 stock options exercisable as at July 31, 2007.

During the quarter, the Company granted 883,600 options (2006 – 25,600) at an average exercise price of C$21.77 (2006 - C$20.96). These options have a fair value determined using the Black-Scholes model of C$4.44 per share (2006 - C$4.10) based on the following assumptions:

	2007	2006
Risk-free interest rate	3.9%	3.9%
Expected dividend yield	0.0	0.7
Expected volatility	0.21	0.23
Expected time to exercise (years)	3.17	3.25

Of the stock options issued during the third quarter, 100,000 are performance contingent options that vest if the ten-day simple average share price on the Toronto Stock Exchange reaches $25 within two years of the grant date.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

9.	Other Income (Expense) - Net

	Three months to July 31		Nine months to July 31
	2007	2006		2007	2006
Write-down of other long-term assets	$-	$-	$		$(1)
Write-down of investments	-	-		(6)	-
Gain on sale of investment	-	2		2	2
Loss on sale of Hamburg clinic	-	-		(4)	-
Maple Settlement	-	-		-	(36)
Gain on sale of business	-	-		1	-
Acquisition integration costs	(1)	-		(2)	-
FDA Provision	-	-		(61)	-
Foreign exchange	(4)	-		(5)	(2)
Insurance settlement	-	3		-	3
Other	(2)	1		(2)	-
Other income (expense) - net	$(7)	$6		$(77)	$(34)

10.	Post-Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post-employment obligation expense for the quarter was nil (2006 - nil) and $1 million (2006 - $1 million) for the nine months.

11.	Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Depreciation and amortization	$24	$13	$56	$37
Stock option compensation	1	-	2	3
Deferred revenue	(1)	(1)	(3)	(6)
Deferred income taxes	(1)	(6)	46	(14)
Equity earnings – net of distribution	(1)	(2)	8	6
Write-down of investments	-	-	6	-
Loss on sale of Hamburg clinic	-	-	4	-
Loss on disposal of equipment and other assets	1	-	5	-
Writedown of MAPLE assets	-	-	-	9
Gain on sale of investment	-	(2)	(2)	(2)
Mark-to-market of derivatives	1	1	-	2
Amortization of purchase price adjustments	10	-	12	-
Other	1	1	-	(2)
	$35	$4	$134	$33

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Changes in non-cash working capital balances relating to operations include:

	Three months to July 31		Nine months to July 31
[millions of US dollars]	2007	2006	2007	2006
Accounts receivable	$(23)	$20	$(15)	$10
Unbilled revenue	1	(40)	12	(69)
Inventories	(3)	8	(10)	45
Prepaid expenses	(2)	(3)	9	(11)
Accounts payable and deferred revenue	(20)	4	28	(39)
Income taxes	5	-	(4)	1
	$(42)	$(11)	$20	$(63)

12.	Segment Information

	Three months to July 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$76	$94	$-	$170
Service revenues	118	-	20	-	138
Reimbursement revenues	25	-	-	-	25
Total revenues	143	76	114	-	333
Direct product cost	-	(39)	(70)	-	(109)
Direct service cost	(82)	-	(1)	-	(83)
Reimbursed expenses	(25)	-	-	-	(25)
Selling, general and administration	(30)	(13)	(20)	(3)	(66)
Research and development	-	(1)	(19)	-	(20)
Depreciation and amortization	(8)	(4)	(12)	-	(24)
Restructuring charges - net	(1)	-	-	(2)	(3)
Other expense - net	(2)	(1)	(3)	(1)	(7)
Equity Earnings	-	-	15	-	15
Segment earnings (loss)	$(5)	$18	$4	$(6)	$11
Total Assets	$820	$699	$840	$419	$2,778
Capital expenditures	$21	$3	$2	$1	$27

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

	Three months to July 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$77	$37	$-	$114
Service revenues	112	1	14	-	127
Reimbursement revenues	23	-	-	-	23
Total revenues	135	78	51	-	264
Direct product cost	-	(39)	(42)	-	(81)
Direct service cost	(97)	(1)	-	-	(98)
Reimbursed expenses	(23)	-	-	-	(23)
Selling, general and administration	(34)	(13)	(7)	(8)	(62)
Research and development	-	(2)	(10)	-	(12)
Depreciation and amortization	(7)	(4)	(2)	-	(13)
Restructuring charges - net	(1)	-	-	(1)	(2)
Other income (expense) - net	6	-	1	(1)	6
Equity Earnings	-	-	15	-	15
Segment earnings (loss)	$(21)	$19	$6	$(10)	$(6)
Total Assets	$789	$641	$151	$507	$2,088
Capital expenditures	$12	$-	$-	$3	$15

	Nine months to July 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$210	$194	$-	$404
Service revenues	354	4	50	-	408
Reimbursement revenues	71	-	-	-	71
Total revenues	425	214	244	-	883
Direct product cost	-	(108)	(155)	-	(263)
Direct service cost	(251)	(2)	(2)	-	(255)
Reimbursed expenses	(71)	-	-	-	(71)
Selling, general and administration	(95)	(36)	(37)	(13)	(181)
Research and development	-	(3)	(45)	-	(48)
Depreciation and amortization	(26)	(10)	(19)	(1)	(56)
Restructuring charges - net	(32)	-	-	(9)	(41)
Other expense - net	(68)	-	(5)	(4)	(77)
Equity Earnings	-	-	40	-	40
Segment earnings (loss)	$(118)	$55	$21	$(27)	$(69)
Total Assets	$820	$699	$840	$419	$2,778
Capital expenditures	$28	$5	$6	$4	$43

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

	Nine months to July 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$217	$109	$-	$326
Service revenues	336	3	40	-	379
Reimbursement revenues	80	-	-	-	80
Total revenues	416	220	149	-	785
Direct product cost	-	(109)	(111)	-	(220)
Direct service cost	(262)	(2)	-	-	(264)
Reimbursed expenses	(80)	-	-	-	(80)
Selling, general and administration	(91)	(37)	(14)	(20)	(162)
Research and development	-	(4)	(33)	-	(37)
Depreciation and amortization	(21)	(11)	(5)	-	(37)
Restructuring charges - net	(1)	-	-	(3)	(4)
Other income (expense) - net	5	(36)	3	(6)	(34)
Equity Earnings	(1)	-	42	(3)	38
Segment earnings (loss)	$(35)	$21	$31	$(32)	$(15)
Total Assets	$789	$641	$151	$507	$2,088
Capital expenditures	$26	$-	$2	$8	$36

13.	Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:

	As at July 31		As at July 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option - asset	$4	$4	$4	$4
Currency forward and option - liabilities	$(2)	$(2)	$(1)	$(1)
Interest rate swap and option contracts	$(3)	$(3)	$(4)	$(4)

As of July 31, 2007 the Company had outstanding foreign exchange contracts in place to sell $69 million at a weighted average exchange rate of C$1.1339 maturing over the next six months.  The Company also had interest rate swap contracts that convert a notional amount of $80 million of debt from a fixed to a floating interest rate.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period.

During the quarter, the Company de-designated $70 million of the US dollar debt from being a hedge of its US net investment, and entered into foreign exchange contracts to lock in the exchange rate the Company would pay to buy the US dollars required to make the scheduled December debt payments.  Gains and losses on the foreign exchange contracts and on this portion of the US dollar denominated debt are offsetting in the income statement.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

14.	Income Taxes

A reconciliation of expected income taxes to the reported income tax recovery is provided below.  The Company’s tax recovery for the quarter was lower than expected as portions of the restructuring charge related to foreign jurisdictions where full valuation allowances have been recorded against existing tax assets. In addition, the Company was unable to recognize any tax benefit on the Hamburg clinic loss or valuation provision.

Three months to July 31
	2007	2006
Expected income tax expense (recovery) at MDS’s 35% (2006 – 35%) statutory rate	$3	$(2)
Increase (decrease) to tax expense as a result of:
Tax credits for research and development	(1)	(3)
Foreign tax losses not previously recognized	1	-
Impact of tax rate changes on deferred tax balances	-	2
Other	(2)	(1)
Reported income tax expense (recovery)	$1	$(4)

15.	Differences Between US and Canadian Generally Accepted Accounting Principles

The US GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

i)
Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under US GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this difference, there are numerous presentation differences affecting the disclosures in these financial statements and in certain of the supporting notes.

ii)
Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and they are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

iii)
Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS are related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

iv)
Embedded derivatives – Under SFAS 133 – “Accounting for derivative instruments and hedging activities”, certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives; however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

v)
Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges according to US GAAP and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the period in which the cash flows to which they relate were incurred.

vi)
Comprehensive income – US GAAP requires that a statement of other comprehensive income and accumulated other comprehensive income be displayed with the same prominence as other financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company’s 2007 fiscal year.

vii)
Pensions - Under US GAAP, the net funded status of pension plans sponsored by a Company are fully reflected in the consolidated assets or liabilities of the Company. The amount by which plan assets exceed benefit obligations or benefit obligations exceed plan assets, on a plan-by-plan basis, is reflected as an increase in assets or liabilities, with a corresponding adjustment to accumulated other comprehensive income. Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financial statements.

viii)
Stock-based compensation – Under US GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

As mentioned in Note 1, during the preparation of our 2007 annual financial statements under US GAAP, an error was identified in the prior interim financial statements with respect to certain stock based incentive compensation plans.  The Company has corrected this error of $2 million in these consolidated financial statements.  The previous Canadian GAAP to US GAAP reconciliation is therefore amended by the below restated reconciliation.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Recent Canadian Accounting Pronouncements

a)
Capital disclosures – The CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both the qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies, and processes for managing capital.

b)
Inventories – The CICA issued Section 3031, “Inventories”, which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards. The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements.

c)
Financial instruments – The CICA issued section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation” to replace Section 3861,  “Financial Instruments – Disclosure and Presentation”.

The Company is required to adopt Sections 1535, 3862, and 3863 effective for its fiscal year end beginning November 1, 2007 and these sections affect disclosures only. The Company is required to adopt Section 3031 effective February 1, 2008. The Company is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
[millions of US dollars]	2007 Canadian GAAP	Reconciling Adjustments	2007 US GAAP
Assets
Current Assets
Cash and cash equivalents	$224	$(3)	$221
Short-term investments	90	-	90
Accounts receivable, net	265	2	267
Unbilled revenue	110	-	110
Inventories, net	124	(6)	118
Income taxes recoverable	54	-	54
Prepaid expenses and other	25	(1)	24
Assets held for sale	1	-	1
Total Current Assets	$893	$(8)	$885

Property, plant and equipment, net	356	(4)	352
Deferred tax asset	5	-	5
Long-term investments and other	233	(6)	227
Goodwill	784	(21)	763
Intangible assets, net	563	(16)	547
Total Assets	$2,834	$(55)	$2,779

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$330	$(5)	$325
Deferred revenue	88	-	88
Income taxes payable	54	-	54
Current portion of long-term debt	93	-	93
Deferred tax liabilities	9	-	9
Total Current Liabilities	$574	$(5)	$569

Long-term debt	294	-	294
Deferred revenue	16	-	16
Other long-term obligations	26	1	27
Deferred tax liabilities	145	(28)	117
Minority Interest	1	(1)	-
Total Liabilities	$1,056	$(33)	$1,023

Shareholders’ Equity
Share capital	499	(8)	491
Additional paid in capital	n/a	71	71
Retained earnings	930	(101)	829
Accumulated other comprehensive income	349	16	365
Total Shareholders’ Equity	$1,778	$(22)	$1,756
Total Liabilities and Shareholders’ Equity	$2,834	$(55)	$2,779

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at October 31, 2006 [millions of US dollars]	2006 Canadian GAAP	Reconciling Adjustments	2006 US GAAP
Assets
Current Assets
Cash and cash equivalents	$253	$(6)	$247
Short-term investments	135	-	135
Accounts receivable, net	229	(5)	224
Unbilled revenue	121	1	122
Inventories, net	86	(6)	80
Income taxes recoverable	42	-	42
Prepaid expenses and other	21	-	21
Assets held for sale	196	-	196
Total Current Assets	1,083	(16)	1,067

Property, plant and equipment, net	339	(5)	334
Deferred tax asset	37	10	47
Long-term investments and other	170	6	176
Goodwill	417	(20)	397
Intangible assets, net	338	(16)	322
Total Assets	$2,384	$(41)	$2,343

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$239	$(2)	$237
Deferred revenue	93	(1)	92
Income taxes payable	8	-	8
Current portion of long-term debt	20	-	20
Deferred tax liabilities	-	-	-
Liabilities related to assets held for sale	114	-	114
Total Current Liabilities	474	(3)	471

Long-term debt	374	-	374
Deferred revenue	17	-	17
Other long-term obligations	23	1	24
Deferred tax liabilities	82	21	103
Total Liabilities	970	19	989

Shareholders’ Equity
Share capital	572	(6)	566
Additional paid in capital	-	69	69
Retained earnings	495	(104)	391
Accumulated other comprehensive income	347	(19)	328
Total Shareholders’ Equity	1,414	(60)	1,354
Total Liabilities and Shareholders’ Equity	$2,384	$(41)	$2,343

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended July 31, 2007			Nine months ended July 31, 2007
[millions of US dollars except per share amounts]	CDN GAAP	Recon. Items[1]	US GAAP	CDN GAAP	Recon. Items[1]	US GAAP
Revenues
Products	$-	$-	$170	$-	$-	$404
Services	-	-	138	-	-	408
Reimbursement revenues	-	-	25	-	-	71
Total revenues	321	12	333	844	39	883
Costs and expenses
Direct cost of products	-	(109)	(109)	-	(263)	(263)
Direct cost of services	(192)	109	(83)	(516)	261	(255)
Reimbursed expenses	-	(25)	(25)	-	(71)	(71)
Selling, general and administration	(74)	8	(66)	(194)	13	(181)
Research and development	(9)	(11)	(20)	(21)	(27)	(48)
Depreciation and amortization	(28)	4	(24)	(65)	9	(56)
Restructuring charges - net	(3)	-	(3)	(44)	3	(41)
Other expense - net	(2)	(5)	(7)	(68)	(9)	(77)
Total costs and expenses	(308)	(29)	(337)	(908)	(84)	(992)
Operating income (loss) from continuing operations	13	(17)	(4)	(64)	(45)	(109)
Interest expense	(6)	-	(6)	(20)	-	(20)
Interest income	4	-	4	18	-	18
Mark-to-market on interest note swaps	-	(1)	(1)	-	-	-
Equity earnings	-	15	15	-	40	40
Income (loss) from continuing operations before income taxes	11	(3)	8	(66)	(5)	(71)
Income taxes (expense) recovery:
- current	(3)	8	5	15	19	34
- deferred	-	(6)	(6)	-	(11)	(11)
Income (loss) from continuing operations	8	(1)	7	(51)	3	(48)
Income from discontinued operations - net of income tax	(1)	1	-	808	-	808
Net income	$7	$-	$7	$757	$3	$760
Basic earnings (loss) per share: - from continuing operations	$0.07	$(0.01)	$0.06	$(0.37)	$0.01	$(0.36)
- from discontinued operations	(0.01)	-	(0.01)	5.99	-	5.99
Basic earnings per share	$0.06	$(0.01)	$0.05	$5.62	$0.01	$5.63
Diluted earnings (loss) per share: - from continuing operations	$0.07	$(0.01)	0.06	$(0.38)	$0.02	$(0.36)
- from discontinued operations	(0.01)	-	(0.01)	5.98	0.01	5.99
Diluted earnings per share	$0.06	$(0.01)	$0.05	$5.60	$0.03	$5.63
[1] Reconciling items between Canadian GAAP and US GAAP

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended July 31, 2006			Nine months ended July 31, 2006
[millions of US dollars except per share amounts]	CDN GAAP	Recon Items[1]	US GAAP	CDN GAAP	Recon Items[1]	US GAAP
Revenues
Products	$-	$-	$114	$-	$-	$326
Services	-	-	127	-	-	379
Reimbursement revenues	-	-	23	-	-	80
Total revenues	258	6	264	742	43	785
Costs and expenses
Direct cost of products	-	(81)	(81)	-	(220)	(220)
Direct cost of services	(174)	76	(98)	(475)	211	(264)
Reimbursed expenses	-	(23)	(23)	-	(80)	(80)
Selling, general and administration	(61)	(1)	(62)	(166)	4	(162)
Research and development	(5)	(7)	(12)	(11)	(26)	(37)
Depreciation and amortization	(16)	3	(13)	(45)	8	(37)
Restructuring charges - net	(2)	-	(2)	(4)	-	(4)
Other expense - net	5	1	6	(7)	(27)	(34)
Total costs and expenses	(253)	(32)	(285)	(708)	(130)	(838)
Operating income (loss) from continuing operations	5	(26)	(21)	34	(87)	(53)
Interest expense	(4)	-	(4)	(11)	-	(11)
Interest income	4	-	4	7	-	7
Mark-to-market on interest note swaps	-	-	-	-	(2)	(2)
Equity earnings (loss)	-	15	15	(4)	42	38
Income (loss) from continuing operations before income taxes	5	(11)	(6)	26	(47)	(21)
Income tax (expense) recovery
- current	(2)	2	-	(11)	29	18
- deferred	-	4	4	-	13	13
Income (loss) from continuing operations	3	(5)	(2)	15	(5)	10
Income from discontinued operations - net of income tax	16	-	16	65	-	65
Net income (loss)	$19	$(5)	$14	$80	$(5)	$75
Basic earnings (loss) per share - from continuing operations	$0.02	$(0.03)	$(0.01)	$0.11	$(0.04)	$0.07
- from discontinued operations	0.11	-	0.11	0.45	-	0.45
Basic earnings per share	$0.13	$(0.03)	$0.10	$0.56	$(0.04)	$0.52
Diluted earnings (loss) per share - from continuing operations	$0.02	$(0.03)	$(0.01)	$0.11	$(0.04)	$0.07
- from discontinued operations	0.11	-	0.11	0.45	-	0.45
Diluted earnings per share	$0.13	$(0.03)	$0.10	$0.56	$(0.04)	$0.52
[1] Reconciling items between Canadian GAAP and US GAAP

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended July 31, 2007			Nine months ended July 31, 2007
[millions of US dollars]	CDN GAAP	Recon. Items[1]	US GAAP	CDN GAAP	Recon. Items[1]	US GAAP
Operating activities
Net income	$7	$-	$7	$757	$3	$760
Income from discontinued operations – net of tax	(1)	1	-	808	-	808
Income (loss) from continuing operations	8	(1)	7	(51)	3	(48)
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	41	(6)	35	136	(2)	134
Changes in non-cash working capital balances relating to operations	(41)	(1)	(42)	29	(9)	20
Cash provided by operating activities of continuing operations	8	(8)	-	114	(8)	106
Cash provided by (used in) operating activities of discontinued operations	1	-	1	(52)	-	(52)
	9	(8)	1	62	(8)	54
Investing activities
Acquisitions	2	-	2	(601)	-	(601)
Purchase of Intangibles	(1)	1	-	(1)	1	-
Increase in deferred development charges	(5)	5	-	(7)	7	-
Purchase of property, plant and equipment	(28)	1	(27)	(45)	2	(43)
Proceeds on sale of short-term investments	14	-	14	165	-	165
Purchase of short-term investments	(81)	-	(81)	(118)	-	(118)
Proceeds on sale of long-term investment	-	-	-	13	-	13
Other	(2)	-	(2)	(2)	-	(2)
Cash provided by (used) in investing activities of continuing operations	(101)	7	(94)	(596)	10	(586)
Cash provided by investing activities of discontinued operations	-	-	-	929	-	929
Financing activities
Repayment of long-term debt	(1)	-	(1)	(8)	-	(8)
Increase in deferred revenue and other long-term obligations	1	-	1	1	-	1
Payment of cash dividends	-	-	-	(3)	-	(3)
Issuance of shares	5	-	5	15	-	15
Repurchase of Shares	-	-	-	(441)	-	(441)
Cash provided by (used in) financing activities of continuing operations	5	-	5	(436)	-	(436)
Cash used in financing activities of discontinued operations	-	-	-	(2)	-	(2)
Effect of foreign exchange rate changes on cash and cash equivalents	10	1	11	14	1	15
Increase (decrease) in cash and cash equivalents during the period	(77)	-	(77)	(29)	3	(26)
Cash and cash equivalents, beginning of period	301	(3)	298	253	(6)	247
Cash and cash equivalents, end of period	$224	$(3)	$221	$224	$(3)	$221
[1] Reconciling items between Canadian GAAP and US GAAP

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended July 31, 2006			Nine months ended July 31, 2006
[millions of US dollars]	CDN GAAP	Recon. Items	US GAAP	CDN GAAP	Recon. Items	US GAAP
Cash flows from operating activities
Net income	$19	$(5)	$14	$80	$(5)	$75
Income from discontinued operations – net of tax	16	-	16	65	-	65
Income (loss) from continuing operations	3	(5)	(2)	15	(5)	10
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations	-	-	-	-	-	-
Items not affecting current cash flow	17	(13)	4	49	(16)	33
Changes in non-cash working capital balances relating to operations	(24)	13	11	(77)	14	(63)
Cash used in operating activities of continuing operations	(4)	(5)	(9)	(13)	(7)	(20)
Cash provided by operating activities of discontinued operations	17	-	17	51	-	51
	13	(5)	8	38	(7)	31
Investing activities
Increase in deferred development charges	(3)	3	-	(6)	6	-
Proceeds from sale MAPLE transaction	-	-	-	24	-	24
Purchase of property, plant and equipment	(17)	2	(15)	(39)	3	(36)
Proceeds on divestiture	2	-	2	-	2	2
Proceeds on sale of short-term investments	-	-	-	2	(2)	-
Purchase of short-term investments	(134)	-	(134)	(134)	-	(134)
Other	-	-	-	(16)	-	(16)
Cash provided by investing activities of continuing operations	(152)	5	(147)	(169)	9	(160)
Cash provided by (used in) investing activities of discontinued operations	4	-	4	81	-	81
Financing activities
Repayment of long-term debt	-	-	-	(1)	-	(1)
Decrease in deferred revenue and other long-term obligations	-	-	-	(9)	-	(9)
Payment of cash dividends	(4)	-	(4)	(10)	-	(10)
Issuance of shares	5	-	5	24	-	24
Cash provided by financing activities of continuing operations	1	-	1	4	-	4
Cash used in financing activities of discontinued operations	(1)	-	(1)	(9)	-	(9)
Effect of foreign exchange rate changes on cash and cash equivalents	(10)	7	(3)	7	7	14
Decrease in cash and cash equivalents during the period	(145)	7	(138)	(48)	9	(39)
Cash and cash equivalents, beginning of period	321	(7)	314	224	(9)	215
Cash and cash equivalents, end of period	$176	$-	$176	$176	$-	$176
[1] Reconciling items between Canadian GAAP and US GAAP

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Net income (loss) from continuing operations in accordance with Canadian GAAP	$8	$3	$(51)	$15
US GAAP adjustments:
Deferred development costs - net	(3)	(2)	(4)	(4)
Deferred development costs written off	-	-	3	-
Mid term incentive plan reversal	2	-	5	-
Unrealized gains on foreign exchange contracts and interest rate swaps	-	(4)	-	(2)
Reduction in income tax expense arising from GAAP adjustments	-	1	(1)	1
Net income (loss) from continuing operations in accordance with US GAAP	7	(2)	(48)	10
Income from discontinued operations in accordance with Canadian and US GAAP – net of tax	-	16	808	65
Net income in accordance with US GAAP	$7	$14	$760	$75

Basic earnings (loss) per share in accordance with US GAAP
- from continuing operations	$0.06	$(0.01)	$(0.36)	$0.07
- from discontinued operations	(0.01)	0.11	6.00	0.45
Basic earnings per share	$0.05	$0.10	$5.64	$0.52

Diluted earnings (loss) per share in accordance with US GAAP
- from continuing operations	$0.06	$(0.01)	$(0.36)	$0.07
- from discontinued operations	(0.01)	0.11	5.98	0.45
Diluted earnings per share	$0.05	$0.10	$5.62	$0.52

16.	Comparative Figures

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars and in accordance with US GAAP.  Certain figures for the previous period have been reclassified to conform to the current period’s financial statement presentation.  In addition, segmented information for 2006 has been revised to reflect the discontinued operations reported.

MDS INTERIM REPORT JULY 31, 2007 (UNAUDITED) - Q3 US GAAP RESTATED

Document 10

CANADIAN SUPPLEMENT TO

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations,
for the three months ended July 31, 2007

This document supplements the Restated Management’s Discussion and Analysis for July 31, 2007 and has been prepared pursuant to Section 5.2 of National Instrument 51-102 – Continuous Disclosure Obligations

CANADIAN SUPPLEMENT TO JULY 31, 2007 INTERIM RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

September 4, 2007

The interim unaudited financial statements of MDS Inc. (MDS or the Company) for the quarter ended July 31, 2007 are reported in United States (US) dollars and have been restated in accordance with US generally accepted accounting principles (US GAAP).  As part of the Company’s Canadian filing requirements, we are providing this supplement (Canadian Supplement) to our restated management’s discussion and analysis (Restated MD&A) prepared in accordance with US GAAP that restates, based on financial information of MDS reconciled to Canadian generally accepted accounting principles (Canadian GAAP), those parts of our Restated MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP.  The Canadian Supplement should be read in conjunction with our restated unaudited financial statements and Restated MD&A included in our interim report for the three month period ended July 31, 2007 prepared in accordance with US GAAP (Restated Interim Report) and our 2007 annual financial statements and related MD&A included in our annual report for the fiscal year ended October 31, 2007 (Annual Report).  Note 15 of our interim restated financial statements explains and quantifies the material differences between US GAAP and Canadian GAAP on the Company’s financial condition and results of operations.

The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Caution regarding forward-looking statements” section of the 2007 annual MD&A contained in the Financial Review portion of our Annual Report.

This supplement has been prepared as of the date set out above and has not been updated to reflect new facts, events or circumstances since that date.

In addition to measures based on US GAAP and Canadian GAAP, we use terms such as adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) and adjusted earnings per share (adjusted EPS).  These terms are not defined by US GAAP or Canadian GAAP and readers should refer to “Use of non-GAAP measures” in our 2007 annual MD&A.

Amounts are in millions of US dollars, except per share amounts and where otherwise noted.

Summary of difference between US GAAP and Canadian GAAP

The differences between US GAAP and Canadian GAAP that have the most significant impact on the Company’s financial condition and results of operations for the three month period ended July 31, 2007 include accounting for: joint ventures, investment tax credits, research and development, stock-based compensation and hedge contracts.

The primary difference between Canadian GAAP and US GAAP affecting the consolidated revenues and operating margin is that under Canadian GAAP proportionate consolidation is used to report the results of our joint ventures within MDS Analytical Technologies, whereas under US GAAP we apply the method of equity accounting.   For the third quarter of 2007, we reported $13 million less revenue and $17 million less operating income under US GAAP than we would have reported under Canadian GAAP ($13 million less and $17 million less, respectively for the third quarter of 2006).  Under US GAAP, the income from the joint ventures is included in equity earnings, which were $15 million in the third quarter of 2007 ($15 million in the third quarter of 2006).  Under Canadian GAAP, this amount was included in operating income as part of the proportionate consolidation.  There is no significant impact to adjusted EBITDA from this accounting difference.

Other differences in operating income and adjusted EBITDA are listed below.

•
Non-refundable investment tax credits (ITCs) are treated as a reduction of expenditure under Canadian GAAP and a reduction of income tax under US GAAP.  In the third quarter of 2007, there were $1 million ($3 million in the third quarter of 2006) of ITCs which when calculated based on US GAAP, increased our operating loss and reduced adjusted EBITDA, as compared to Canadian GAAP.  This difference affects our three segments MDS Pharma Services, MDS Nordion and MDS Analytical

CANADIAN SUPPLEMENT TO JULY 31, 2007 INTERIM RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Technologies.
•
Research and Development (R&D) expenditures may be capitalized under Canadian GAAP if certain criteria are met, however these expenditures are expensed in the period they are incurred under US GAAP. In the third quarter of 2007, the $5 million ($3 million in third quarter of 2006) of R&D capitalized under Canadian GAAP resulted in a reduction of adjusted EBITDA when calculated based on US GAAP, compared to Canadian GAAP.  In the second quarter of 2007, our operating loss was increased by $3 million ($2 million in third quarter of 2006) under US GAAP due to $2 million ($1 million of 2006) of amortization under Canadian GAAP relating to previously capitalized R&D. This difference affects our MDS Analytical Technologies segment in both 2006 and 2007, and MDS Pharma Services in 2006.

•
Due to a difference in valuation methods for stock-based compensation under US GAAP and Canadian GAAP, our operating loss was reduced and adjusted EBITDA was higher by $2 million for the third quarter of 2007 (nil in 2006) when calculated based on US GAAP, compared to Canadian GAAP.  This difference only affects Corporate and Other.

•	The other difference, which is described in Note 15 to our restated interim financial statements, is related to hedges.

There are no differences between US GAAP and Canadian GAAP in the adjustment used in calculating adjusted EBITDA and adjusted EPS for the third quarters of 2007 or 2006.  In calculating adjusted EBITDA and adjusted EPS for the year-to-date, the significant changes to the adjusting items include the following two items:

•	In 2007, capitalized R&D was charged to restructuring in MDS Pharma Services under Canadian GAAP. Under US GAAP, these expenditures may not be capitalized and therefore there is no adjustment.
•
In 2006, under Canadian GAAP, ITCs were netted against MAPLE settlement in MDS Nordion. Under US GAAP these are treated as reduction to income tax. The adjustment related to MAPLE ITCs only impacts adjusted EBITDA

Management’s discussion and analysis under Canadian GAAP

Please refer to the Company's previously filed Interim Report for July 31, 2007 for our corresponding management’s discussion and analysis under Canadian GAAP.  The differences between US GAAP and Canadian GAAP, described above, impact the discussion and analysis in each of the “MDS Inc.”, “MDS Pharma Services”, “MDS Nordion”, “MDS Analytical Technologies” and “Corporate and Other” sections of our previously filed MD&A.   The “Income taxes” section of our previously filed MD&A is primarily affected by the ITCs.  The “US GAAP Reconciliation” section in our previously filed MD&A is superseded by the “Restatement to US GAAP” section of our Restated MD&A.

For additional information and details, readers are referred to the 2007 annual financial statements and management’s discussion and analysis for 2007 and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Document 11

Form 52-109F2 - Certification of Interim Filings

I , Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc., certify that:

1.
I have reviewed the restated interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MDS Inc., (the issuer) for the interim period ending July 31, 2007 (the "interim filings");

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the restated interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

/s/ Stephen P. DeFalco
Date: January 29, 2008	Stephen P. DeFalco President & Chief Executive Officer

Document 12

Form 52-109F2 - Certification of Interim Filings

I, Douglas S. Prince, Executive Vice-President, Finance and Chief Financial Officer of MDS Inc., certify that:

1.
I have reviewed the restated interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MDS Inc., (the issuer) for the interim period ending July 31, 2007 (the "interim filings");

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the restated interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

/s/ Douglas S. Prince
Date: January 31, 2008	Douglas S. Prince Executive Vice-President, Finance and Chief Financial Officer

Document 13

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 12, 2007

The following management’s discussion and analysis of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended October 31, 2007 and its financial position as at October 31, 2007 has been restated.  This restated management’s discussion and analysis (Restated MD&A) should be read in conjunction with the restated consolidated financial statements and notes that follow.  For the Company’s 2007 year end of October 31, 2007, MDS has chosen to adopt United States generally accepted accounting principles (US GAAP) for financial reporting.  As a result of this change, the Company is required to restate to US GAAP its previously filed financial statements for the four quarters of 2007.  Previously, our filings prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) disclosed a reconciliation of earnings to US GAAP due to our status as a foreign private issuer in the US.  Going forward, with US GAAP as our primary basis of accounting, we will reconcile our US GAAP earnings to Canadian GAAP.  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for a minimum of the next two fiscal years.  The interim financial statements for fiscal 2007 as initially reconciled to US GAAP, have also been restated to correct a US GAAP error identified during the preparation of our 2007 annual financial statements under US GAAP related to the accounting for stock compensation expense.  This error related to the utilization of an incorrect methodology under US GAAP in the calculation of stock compensation expense with respect to an equity-based incentive compensation plan. As a result of this error, we previously reported lower net income under US GAAP in each of the interim periods of 2007.  Our accounting for stock-based compensation was correct under Canadian GAAP and except for the US GAAP reconciliation note, there is no restatement to our previously filed Canadian GAAP financial statements. This Restated MD&A has been revised to reflect the restatement.  The information contained in this Restated MD&A is as at December, 12, 2007 (as revised) unless otherwise indicated.  Accordingly, this Restated MD&A has not been updated to reflect new facts, events or circumstances since December, 12, 2007.

For additional information and details, readers are referred to the 2007 annual financial statements and management’s discussion and analysis for 2007 and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Our Restated MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position as at and for the period ended October 31, 2007. We provide information and analysis in our Restated MD&A comparing the results of operations for the current interim period to those of the same period in the preceding fiscal year and comparing our financial position to that at the end of the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Caution Regarding Forward-Looking Statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States’ economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of Non-GAAP Measures

In addition to measures based on generally accepted accounting principles (GAAP) in this Restated MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted earnings per share (EPS); operating working capital; net revenue; and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and can view our results through the eyes of management.

Substantially all of the products of the Sciex division of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing.  Under US GAAP, we report our direct revenues from sales to the joint ventures and we report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that has not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be documented in other ways, including email messages and oral confirmations. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

Amounts are in millions of United States dollars, except per share amounts and where otherwise noted.

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers use for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and services to customers in markets around the world.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Discontinued Operations

All financial references in this document exclude those businesses that we consider to be discontinued.  Our discontinued businesses include our diagnostics businesses, certain early-stage pharmaceutical research services operations, and our interest in Source Medical Corporation (Source).  All financial references for the prior year have been restated to reflect this treatment.

Change in Presentation Related to Reimbursement of Out-of-Pocket Costs

In addition to changes that relate to the adoption of US GAAP, the Company changed its presentation of certain revenues that arise from the reimbursement of the Company by our customers (reimbursement revenues) for certain reimbursable out-of-pocket expenses that we incur on behalf of these customers during the conduct of clinical trials (reimbursed expenses). The Company has the right to bill customers for reimbursement of the amounts, but is generally not entitled to a mark-up or other form of profit margin related to these activities. In the financial reports for prior years, the reimbursement revenues were offset against the related out-of-pocket costs, and because these amounts offset, neither a revenue nor an expense item associated with this activity was reported.

In the current presentation, the Company is reporting reimbursement revenues and reimbursed expenses on a gross basis as separate lines on the consolidated statements of operations. As a result of this change, although both total revenues and total expenses have increased, there is no impact on operating income reported. This change in presentation reflects a reconsideration of the Company’s reporting of revenues under both Canadian GAAP and US GAAP. We now believe that the presentation used in prior Canadian GAAP financial statements is not permitted under Canadian GAAP. While this change does not reflect a Canadian GAAP to US GAAP difference, it does reflect a change in the presentation compared to the previously filed Canadian GAAP financial statements and therefore, comparative amounts reflected in these restated interim consolidated financial statements have been revised to reflect this change on both a Canadian GAAP and a US GAAP basis.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term net revenues to mean revenues excluding such amounts.  All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not have an impact on net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment’s senior management team using metrics that are based on net revenues.

Restatement to US GAAP

For the Company’s 2007 year end of October 31, 2007, it has chosen to adopt US GAAP for financial reporting.

The following tables highlight the differences between Canadian and US GAAP, and the impact of the US GAAP error correction related to the valuation of a stock-based compensation program on the quarter and the year-to-date results.  Our accounting for stock-based compensation was correct under Canadian GAAP and there has been no change to the Canadian GAAP results shown in the following table.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

	2007 Fourth Quarter				2006 Fourth Quarter
	Previously Reported (CAD GAAP)	GAAP Adjustments	Correction	Restated Correction (US GAAP)	Previously Reported (CAD GAAP)	GAAP Adjustments	Restated Correction (US GAAP)
Total revenues	$338	(11)	-	$327	$285	(10)	$275
Reimbursement revenues	(20)	-	-	(20)	(25)	-	(25)
Net revenues	$318	(11)	-	$307	$260	(10)	$250
Income (loss) from continuing operations	17	(3)	1	15	14	(2)	12
Income taxes	8	(8)	-	-	2	(6)	(4)
Net interest expense	-	-	-	-	2	-	2
Loss (gain) on derivatives	(2)	1	-	(1)	(2)	-	(2)
Depreciation and amortization	26	(3)	-	23	18	(4)	14
EBITDA	49	(13)	1	37	34	(12)	22
Restructuring charges, net	(4)	-	-	(4)	(11)	-	(11)
Valuation provisions	2	-	-	2	-	-	-
MAPLE settlement	(3)	3	-	-	-	-	-
Gain on sale of a business/investment	(5)	-	-	(5)	-	-	-
Acquisition integration	5	-	-	5	-	-	-
Adjusted EBITDA	$44	(10)	1	$35	$23	(12)	$11
Adjusted EBITDA margin	14%			11%	9%		4%

	2007 Fourth Quarter YTD				2006 Fourth Quarter YTD
	Previously Reported (CAD GAAP)	GAAP Adjustments	Correction	Restated Correction (US GAAP)	Previously Reported (CAD GAAP)	GAAP Adjustments	Restated Correction (US GAAP)
Total revenues	$1,253	(43)	-	$1,210	$1,107	(47)	$1,060
Reimbursement revenues	(91)	-	-	(91)	(105)	-	(105)
Net revenues	$1,162	(43)	-	$1,119	$1,002	(47)	$955
Income (loss) from continuing operations	(34)	(3)	4	(33)	29	(7)	22
Income taxes	(7)	(18)	2	(23)	13	(48)	(35)
Net interest expense	2	-	-	2	6	-	6
Loss (gain) on derivatives	(1)	-	-	(1)	1	(1)	-
Depreciation and amortization	91	(12)	-	79	63	(12)	51
EBITDA	51	(33)	6	24	112	(68)	44
Restructuring charges, net	40	(3)	-	37	(7)	-	(7)
Valuation provisions	8	-	-	8	6	-	6
MAPLE settlement	(6)	6	-	-	9	27	36
Gain on sale of a business/investment	(4)	-	-	(4)	(2)	-	(2)
Provision for FDA-related settlements	61	-	-	61	-	-	-
Acquisition integration	19	-	-	19	-	-	-
Adjusted EBITDA	$169	(30)	6	$145	$118	(41)	$77
Adjusted EBITDA margin	15%			13%	12%		8%

Note 15 to our consolidated financial statements for the fourth quarter of 2007 contains a reconciliation of results reported in US GAAP to the net income we would report in Canadian GAAP.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

The differences between US GAAP and Canadian GAAP that have the most significant impact on the Company’s financial condition and results of operations for the interim period ended October 31, 2007, include accounting for: joint ventures, investment tax credits, research and development, stock-based compensation, embedded derivatives, pensions and hedge contracts.

The primary difference between Canadian GAAP and US GAAP affecting the consolidated revenues and operating margin is that under Canadian GAAP proportionate consolidation is used for the results of our joint ventures within MDS Analytical Technologies, whereas under US GAAP we apply the method of equity accounting.    For the fourth quarter of 2007, we reported $12 million less revenue and $15 million less operating income under US GAAP than we would have reported under Canadian GAAP ($7 million less and $14 million less, respectively for the fourth quarter of 2006).  Under US GAAP, the income from the joint ventures is included in equity earnings, which were $13 million in fourth quarter of 2007 ($12 million in fourth quarter of 2006).  Under Canadian GAAP this amount was included in operating income as part of the proportionate consolidation.  There is no significant impact to the calculation of adjusted EBITDA from this accounting difference.

Other differences in adjusted EBITDA are listed below.

•
Non-refundable investment tax credits (ITCs) are treated as a reduction of expenditure under Canadian GAAP and a reduction of income tax under US GAAP.  In the fourth quarter of 2007, there were $8 million ($6 million in the fourth quarter of 2006) of ITCs. Adjusted EBITDA was reduced by $5 million ($6 million in the fourth quarter of 2006) when calculated based on US GAAP, compared to Canadian GAAP, as $3 million of ITCs (nil in the fourth quarter of 2006) related to MAPLE project and were treated as an adjusting item in our calculation of adjusted EBITDA.

•
Research and Development (R&D) expenditures may be capitalized under Canadian GAAP if certain criteria are met, however these expenditures are expensed in the period they are incurred under US GAAP. In the fourth quarter of 2007, the $5 million ($2 million in fourth quarter of 2006) of R&D capitalized under Canadian GAAP resulted in a reduction of adjusted EBITDA when calculated based on US GAAP, compared to Canadian GAAP.

•
Due to a difference in valuation methods for stock-based compensation under US GAAP and Canadian GAAP, adjusted EBITDA was higher by $1 million for fourth quarter of 2007 (nil in 2006) when calculated based on US GAAP, compared to Canadian GAAP.

•
The other differences, which are described in Note 15 to our restated interim financial statements, include accounting for embedded derivatives, pensions and hedges.  In the fourth quarter of 2007, embedded derivatives increase adjusted EBITDA by $4 million (nil in 2006) and pensions decreased adjusted EBITDA by $4 million (nil in 2006) when calculated based on US GAAP, compared to Canadian GAAP.

In calculating adjusted EBITDA, the significant changes to the adjusting items include the following two items:

•
In 2007, capitalized R&D was charged to restructuring under Canadian GAAP. Under US GAAP, these expenditures may not be capitalized and therefore there is no adjustment.  This difference only impacts the year-to-date adjusting items.

•	In 2006, under Canadian GAAP, ITCs were netted against MAPLE settlement. Under US GAAP these are treated as reduction to income tax.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

The results discussed in this Restated MD&A are based on US GAAP.  To supplement the US GAAP Restated MD&A included in this document, please refer to our Canadian Supplement to this Restated MD&A which is being filed at the same time as our Restated MD&A and our previously filed Interim Report for October 31, 2007, for our corresponding MD&A based on Canadian GAAP.

MDS Inc.

Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

Fourth Quarter			Year-to-date

2007	2006		2007	2006
327	275	Total revenues	1,210	1,060
(20)	(25)	Reimbursement revenues	(91)	(105)
$307	$250	Net revenues	$1,119	$955
15	12	Income (loss) from continuing operations	(33)	22
-	(4)	Income taxes	(23)	(35)
-	2	Net interest expense	2	6
(1)	(2)	Loss (gain) on derivatives	(1)	-
23	14	Depreciation and amortization	79	51
37	22	EBITDA	24	44
(4)	(11)	Restructuring charges, net	37	(7)
2	-	Valuation provisions	8	6
-	-	MAPLE settlement	-	36
(5)	-	Gain on sale of a business/investment	(4)	(2)
-	-	Provision for FDA-related settlements	61	-
5	-	Acquisition integration	19	-
$35	$11	Adjusted EBITDA	$145	$77
11%	4%	Adjusted EBITDA margin	13%	8%

Consolidated net revenues, which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services segment, were up 23% on a reported basis to $307 million for the fourth quarter of 2007 compared to $250 million last year. The Molecular Devices (MD) division of MDS Analytical Technologies, which was acquired earlier this year, added $54 million of net revenue in the quarter, pushing net revenue growth for MDS Analytical Technologies to slightly more than double compared to that of the fourth quarter of 2006. MDS Pharma Services net revenues increased 1% compared to the same period in 2006, as 10% growth in our late-stage businesses continued to be offset by declines in the early-stage businesses. MDS Nordion net revenues were up 1% compared to the same period in 2006 on a reported basis, and up 4% excluding the impact of deferred revenue realized last year associated with our Zevalin® contract, which expired in February 2007.

Income from continuing operations for the fourth quarter of 2007 was $15 million compared to $12 million reported for the same period in 2006.   The fourth quarter of 2007 included $11 million in expenses for integration and amortization related to Molecular Devices.

Adjusted EBITDA for the quarter was $35 million, up more than three times compared to $11 million reported for last year. On a year-over-year basis, the significant decline in the value of the US dollar negatively impacted adjusted EBITDA due to both the foreign exchange impact on our operating activities and a $10 million increase in the loss for the impact of foreign exchange on certain monetary assets and liabilities.  MDS Pharma Services delivered improvement in adjusted EBITDA.  MDS Analytical Technologies also had a strong quarter on an adjusted EBITDA basis, with and without the impact of the MD acquisition.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjustments reported for the quarter include $5 million of costs related to the integration of MDS Analytical Technologies, including $2 million related to amortization of fair value increments recorded for deferred revenue from service contracts. Although we report this deferred revenue adjustment as an operating income adjustment in this non-GAAP measure, our GAAP-based income statement reports this amount as a reduction in revenues.

Other adjustments for the quarter include a release of $4 million of restructuring reserves related primarily to severance costs for employees who left voluntarily prior to their planned termination.

In early August 2007, we invested in $17 million of asset-backed commercial paper that has since been affected by the recent liquidity disruption in that market. We recorded a valuation provision of $2 million as an adjusting item to reflect our estimate of the current value of that asset. The provision reflects management’s best estimate of the likely impairment based on a risk-adjusted estimate of expected future cash flows.  Continuing uncertainties regarding the value of the assets, the nature and timing of future cash flows, and the outcome of the restructuring of this financial market may impact the amount that MDS will ultimately realize on this investment.

In October, we were advised that we were entitled to receive $5 million of bankruptcy proceeds resulting from the final liquidation of Protana Inc. (formerly MDS Proteomics Inc.). This recovery is included in other income and it has been treated as an adjusting item.

Selling, general, and administration (SG&A) expenses for the quarter totaled $84 million or 27% of net revenues compared to $58 million and 23% last year. The increase in SG&A of $26 million includes $17 million resulting from the addition of MD during the year.

We spent $20 million on research and development (R&D) activities in the fourth quarter this year, compared to spending of $16 million last year. The majority of the increase in R&D spending comes from the spending in our new MD business.

Consolidated depreciation and amortization expense increased $9 million compared to the fourth quarter of last year.  In the fourth quarter of 2007, we amortized $6 million of intangible assets acquired as part of the MD transaction.  In total, we recorded $161 million of intangible assets related to acquired technology, reagents, and intellectual property that we currently estimate will be amortized over a weighted average useful life of 6 years. Capital expenditures for the quarter were $28 million, compared to $15 million in the fourth quarter of 2006.

Other expenses included the impact of the significant $0.12 drop in the value of the US dollar compared to the Canadian dollar following our July quarter-end, which resulted in consolidated foreign exchange losses from the translation of certain monetary assets and liabilities of $11 million, compared to a $1 million loss in the prior-year quarter.

The loss from discontinued operations of $2 million for the fourth quarter this year reflects costs associated with the sale of our Canadian diagnostics businesses. Income from discontinued operations of $33 million for 2006 reflects the operating results of our Canadian diagnostics businesses for that period.

Earnings per share from continuing operations were $0.12 for the quarter, compared to $0.08 in 2006.  Adjusted earnings per share from continuing operations for the quarter were $0.07 compared to $0.00 earned in the same period last year.  Earnings per share from

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

discontinued operations were a loss of $0.01 compared to income of $0.23 last year. Adjusted earnings per share for the two periods were as follows:

	Fourth Quarter		Year-to-date
	2007	2006	2007	2006
Basic earnings (loss) per share from continuing operations – as reported	$0.12	$0.08	$(0.25)	$0.15
Adjusted for:
Restructuring charges, net	(0.02)	(0.05)	0.19	(0.04)
FDA-related customer settlements	-	-	0.31	-
Valuation provisions	0.01	-	0.06	0.05
Mark-to-market on interest rate swaps	(0.01)	-	(0.01)	-
MAPLE settlement	(0.01)	-	(0.03)	0.04
Gain on sale of business and long-term investments	(0.04)	-	(0.02)	-
Acquisition integration	0.02	-	0.09	-
Tax rate changes	-	(0.03)	-	(0.03)
Adjusted EPS	$0.07	$0.00	$0.34	$0.17

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Pharma Services
Financial Highlights

Fourth Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2007	revenues	2006	revenues		2007	revenues	2006	revenues
$66	54%	$70	57%	Early-stage	$254	53%	$267	58%
57	46%	52	43%	Late-stage	223	47%	191	42%
123	100%	122	100%	Net revenues	477	100%	458	100%
$20	-	$25	-	Reimbursement revenues	$91	-	$105	-
143		147		Total revenues	568		563
(81)	(66%)	(97)	(80%)	Cost of revenues	(332)	(70%)	(359)	(78%)
(20)		(25)		Reimbursed expenses	(91)		(105)
(35)	(28%)	(34)	(28%)	Selling, general, and administration	(130)	(27%)	(125)	(27%)
-	-	-	-	Research and development	-	-	-	-
(9)	(7%)	(9)	(7%)	Depreciation and amortization	(35)	(7%)	(30)	(6%)
4	3%	1	1%	Restructuring charges	(28)	(6%)	-	-
(6)	(5%)	(3)	(2%)	Other income (expense)	(74)	(16%)	2	0%
(4)	(3%)	(20)	(16%)	Operating income (loss)	(122)	(26%)	(54)	(12%)
				Adjustments:
-	-	-	-	Provision for FDA-related settlements	61	13%	-	-
(4)	(3%)	(1)	(1%)	Restructuring charges	28	6%	-	-
-	-	-	-	Loss (gain) on sale of a business	4	1%	(2)	(0%)
-	-	-	-	Valuation provision	-	-	-	-
(8)	(6%)	(21)	(17%)		(29)	(6%)	(56)	(12%)
9	7%	9	7%	Depreciation and amortization	35	7%	30	6%
$1	1%	$(12)	(10%)	Adjusted EBITDA	$6	1%	$(26)	(6%)
				Margins:
34%		20%		Gross margin	30%		22%
1%		(10%)		Adjusted EBITDA	1%		(6%)
$20		$11		Capital expenditures	$48		$37

MDS Pharma Services net revenues grew 1% as a result of continued revenue growth from our late-stage businesses. Late-stage revenues grew 10% compared to the fourth quarter of 2006; however, this growth was largely offset by weaker early-stage revenues, which were down 6% compared to the same quarter last year. Weakness in revenues from bioanalytical and discovery/preclinical services more than offset otherwise strong growth in drug safety testing. Phase I revenues were level with the fourth quarter last year and are gaining momentum sequentially.

Early-stage contract awards were strong this quarter compared to last year; however, we experienced some order weakness and a higher than normal level of contract cancellations relating to compound failures and customer mergers affecting our late-stage businesses. Combined with the improved conversion of contract backlog, this weakness contributed to an overall decrease in average monthly pharmaceutical research backlog to $385 million, down 10% compared to the fourth quarter of 2006. We are encouraged by the strength of new bioanalytical orders, which doubled compared to the fourth quarter of 2006, as well as the improved quality of our period-end backlog resulting from our focus on bidding on contracts that enable us to achieve reliable profitability.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Average monthly backlog
Fiscal 2005 – Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 – Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430
Fiscal 2007 – Quarter 1	450
Quarter 2	450
Quarter 3	420
Quarter 4	385

MDS Pharma Services had an operating loss of $4 million for the quarter, compared to a loss of $20 million for the same period last year.  MDS Pharma Services also experienced approximately $6 million of unfavourable foreign currency impact in the quarter compared to the prior year.  Fourth quarter 2006 operating income reflects $8 million of spending on the US Food and Drug Administration (FDA) review of our Montreal bioanalytical operations. Spending on this matter during the fourth quarter of 2007 amounted to $6 million, and this was charged to the reserve established for this purpose.

Adjusted EBITDA for the fourth quarter was $1 million, up substantially from the $12 million adjusted EBITDA loss reported for the fourth quarter of 2006. Fiscal 2007 adjustments reflect the release of restructuring provisions related to severance for employees who resigned prior to being terminated and to whom no severance was therefore paid.  Fiscal 2006 operating income was adjusted downwards by $1 million to eliminate a net recovery of certain restructuring costs as the related restructuring initiatives were completed below budget.

During the fourth quarter of 2007, we continued to implement our restructuring plan, largely completing the staff reductions at our Montreal facility, including a substantial reduction of staff supporting the FDA audits and other audits being conducted by our clients. We made substantial progress on the consolidation of central laboratory operations in Europe and completed the closure of our Sittingbourne, UK facility. During the quarter, we also completed the transfer of certain operations from Montreal to our Bothell, Washington and Lincoln, Nebraska facilities. To date, these restructuring activities have resulted in a headcount reduction of approximately 400 employees and we have utilized $15 million of the restructuring reserve established in the second quarter of 2007 on these activities. The remaining reserve is $11 million and we anticipate further headcount reductions affecting 100 positions in the first half of next year.

Capital expenditures in the pharmaceutical services segment were $20 million compared to $11 million last year.  Late in the quarter, our Beijing, China central laboratory facility moved to larger and more modern facilities, resulting in a significant increase in testing capacity. The new facility also provides for more kit production space and can accommodate a wider range of specialized clinical testing services.

Regulatory Review of Montreal Bioanalytical Operations

The six-month time limit imposed by the FDA for generic audits has passed, and we believe we have substantially completed all site audits for generic customers that were required of them by the FDA.  We continue to receive a limited number of study audit requests from innovator customers and expect we may continue to receive these requests in low numbers in the coming months.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

We have responded to questions from European regulators about the nature of the work that was done for the FDA.  Although we are not able to assess the potential impact of possible foreign regulatory actions, if any, at this time we are satisfied with the progression of these discussions.

During the second quarter, we approved and recorded a $61 million provision for a reimbursement policy for clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. We have utilized $11 million of this reserve for such costs, an amount that was partially offset by a foreign currency translation gain on the US-dollar denominated components of the cost estimate. We await reimbursement requests for the majority of the generic and innovator study audits that were completed in our facility.  Based on information currently available, we believe that the remaining reserve of $55 million will be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs.

Full and complete resolution of the bioanalytical regulatory issues has been a key area of focus for MDS Pharma Services and MDS.  We remain committed to working cooperatively with the FDA, other regulators, and our customers to address any regulatory concerns and to support our customers with further follow up, if any.  The remaining reserve reflects our current best estimate of the costs we expect to incur with respect to this work and for obligations we have to clients. There can be no assurance at this time that the full balance of this reserve will be required, or that costs will not exceed the amounts we have currently estimated.

MDS Nordion
Financial Highlights

Fourth Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2007	revenues	2006	revenues		2007	revenues	2006	revenues
$74	97%	$73	97%	Product revenues	$284	98%	$290	98%
2	3%	2	3%	Service revenues	6	2%	5	2%
76	100%	75	100%	Net revenues	290	100%	295	100%
(39)	(51%)	(38)	(51%)	Cost of product revenues	(147)	(51%)	(147)	(50%)
(1)	(1%)	(1)	(1%)	Cost of service revenues	(3)	(1%)	(3)	(1%)
(18)	(25%)	(14)	(19%)	Selling, general, and administration	(54)	(19%)	(51)	(17%)
(1)	(1%)	(1)	(1%)	Research and development	(4)	(1%)	(5)	(2%)
(3)	(4%)	(4)	(5%)	Depreciation and amortization	(13)	(4%)	(15)	(5%)
-	-	2	2%	Restructuring charges	-	-	2	1%
3	4%	-	-	Other income (expense)	3	1%	(36)	(12%)
17	22%	19	25%	Operating income	72	25%	40	14%
				Adjustments:
-	-	-	-	MAPLE settlement	-	-	36	12%
-	-	-	-	Gain on a sale of a business	(1)	(0%)	-	-
-	-	(2)	(2%)	Restructuring charges, net	-	-	(2)	(1%)
17	22%	17	23%		71	25%	74	25%
3	4%	4	5%	Depreciation and amortization	13	4%	15	5%
$20	26%	$21	28%	Adjusted EBITDA	$84	29%	$89	30%
				Margins:
48%		48%		Gross margin	48%		49%
26%		28%		Adjusted EBITDA	29%		30%
$3		$-		Capital expenditures	$8		$-

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Nordion revenues were up 1% year-over-year on a reported basis. Revenues for 2006 included $2 million related to deferred revenue associated with the 2004 cancellation of the supply agreement between MDS Nordion and Biogen Idec.  Excluding the impact of this item, revenues were up 4% compared to the fourth quarter of 2006, largely due to the strength of the Canadian dollar this year and increased revenue associated with our expanding TheraSphere® markets. These increases were offset by declines in cobalt shipments and the prior-year sale of a production irradiator that was not repeated in the current-year quarter.

Operating income was $17 million compared to $19 million last year in the same period and adjusted EBITDA was $20 million in the fourth quarter of 2007, down $1 million year-over-year.  There was one adjustment for 2006 for unused restructuring reserves associated with our European generic radiopharmaceutical manufacturing business, the closure of which was completed at the end of last year.  SG&A expense of $18 million was up $4 million primarily due to increased pension expense in the fourth quarter of 2007.  Other income of $3 million in the fourth quarter of 2007 primarily related to a gain on an embedded derivative associated with our cobalt supply agreements described below. Capital expenditures in the isotopes segment for the quarter were $3 million, compared to none last year.

Late in the quarter, MDS Nordion announced the signing of a 17-year, $83 million agreement for the supply of cobalt-60 with Rosenergoatom, the operating utility of Russia’s nuclear power plants. This contract, together with an existing agreement signed in 2005, provides for a 30% increased supply of cobalt-60 to MDS Nordion by 2016. Cobalt-60 is primarily used for the sterilization of hospital medical supplies to help prevent patient infection and disease by reducing harmful bacteria.

Subsequent to the year-end, we announced the signing of an agreement to sell our external beam therapy and self-contained irradiator product lines. The sale is a key part of MDS Nordion’s strategy to focus its resources on being a leading innovator in molecular medicine. Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, will purchase MDS Nordion’s external beam therapy and self-contained irradiator product lines. Best Medical International Inc. will acquire these two product lines with combined annualized revenues of approximately US$32 million at an adjusted EBITDA margin of 5% and approximately 150 employees. The transaction, which is subject to the usual closing conditions, is expected to close in the second quarter of 2008. We anticipate that we will report a loss on disposal of this business, including all costs associated with the disposal, in the range of $4 million to $6 million.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Analytical Technologies

Financial Highlights

Fourth Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2007	revenues	2006	revenues		2007	revenues	2006	revenues
$86	80%	$39	74%	Product revenues	$280	80%	$148	73%
22	20%	14	26%	Service revenues	72	20%	54	27%
108	100%	53	100%	Net revenues	352	100%	202	100%
(58)	(54%)	(38)	(72%)	Cost of product revenues	(213)	(61%)	(149)	(74%)
(1)	(1%)	-	-	Cost of service revenues	(3)	(1%)	-	-
(20)	(18%)	(6)	(11%)	Selling, general, and administration	(57)	(16%)	(20)	(9%)
(19)	(18%)	(15)	(28%)	Research and development	(64)	(18%)	(48)	(24%)
(10)	(9%)	(1)	(2%)	Depreciation and amortization	(29)	(8%)	(6)	(3%)
				Restructuring charges
(1)	(1%)	2	4%	Other income (expense) net	(6)	(2%)	5	2%
(1)	(1%)	(5)	(9%)	Operating income	(20)	(6%)	(16)	(8%)
				Adjustments:
13	12%	12	22%	Equity earnings	53	16%	54	27%
5	5%	-	-	Acquisition integration	19	5%	-	-
-	-	-	-	Restructuring charges	-	-	-	-
17	16%	7	13%		52	15%	38	19%
10	9%	1	2%	Depreciation and amortization	29	8%	6	3%
$27	25%	$8	15%	Adjusted EBITDA	$81	23%	$44	22%
				Margins:
45%		28%		Gross margin	38%		26%
25%		15%		Adjusted EBITDA	23%		22%
$2		$2		Capital expenditures	$8		$4

The Sciex division of MDS Analytical Technologies carries out the majority of its business through joint ventures.  Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  Under US GAAP, we equity account for the joint ventures and therefore the majority of the income related to the Sciex division is reflected in equity earnings, which represent our share of the net income of the joint ventures. We include equity earnings in our calculation of adjusted EBITDA, however, under US GAAP, these earnings are not included in operating income.

MDS Analytical Technologies reported revenues of $108 million for the fourth quarter of 2007, compared to $53 million for the same period last year. Fourth quarter revenues for the current year include $54 million of revenues from the newly acquired Molecular Devices business (MD). This amount is net of a $2 million purchase price adjustment related to assigning fair value to deferred service contracts that were on the acquisition date balance sheet of MD. Excluding this adjustment, MD revenues were up 15% compared to the same three-month period in 2006, and have totaled $140 million since the acquisition date.

MD has been a strong contributor to segment revenues and adjusted EBITDA since it was combined with Sciex.  Given the strong start, we believe the division is on track to exceed the expected $190 million in revenues and $45 - $50 million in adjusted EBITDA in the first full year of MDS ownership.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Sciex revenues were up 2% and the small molecule markets continued to be an area of strength for the business. Our high-end triple-quad and ion-trap instruments have maintained strong sales momentum, across most markets.  Good strength from our core LC/MS products was augmented by continued strength from our ICP/MS product line, although the proteomics markets continued to perform below expectations.  End-user revenues for Sciex products grew 4% in the fourth quarter compared to the same period last year.

The operating loss was $1 million for the fourth quarter of 2007 compared to a loss of $5 million for the fourth quarter of 2006. On an operating income basis, MD lost $2 million in the fourth quarter because of the acquisition-related items which partially offset the $6 million improvement in Sciex performance.  Equity earnings, which are not included in operating income and represent our share of earnings from the Sciex joint ventures was $13 million for the third quarter of 2007 and up $1 million year-over-year.

Adjusted EBITDA for the quarter was $27 million compared to $8 million last year.  Excluding growth attributable to the acquisition of MD adjusted EBITDA grew by 88% as a result of improved gross margins and a $2 million gain on the sale of land.  The adjustment for integration costs of $5 million for the quarter includes $2 million of deferred service contract revenue adjustments.  There were no adjustments in the prior year.

Increased SG&A and R&D expenses in MDS Analytical Technologies for the fourth quarter of 2007 reflect the additional costs associated with the MD business. Depreciation and amortization expense was also up, reflecting $6 million for amortization of intangible assets acquired as part of the MD acquisition, plus the inclusion of depreciation on MD property, plant, and equipment.  Capital expenditures were $2 million this year and last year.

During the fourth quarter, MDS Analytical Technologies announced the launch of a significant advance in high-speed imaging technologies with the release of the MetaMorphI ICS (Integrated Confocal System), in partnership with VisiTech International, a manufacturer of confocal hardware. This turnkey, confocal microscope is the first of its kind in the imaging industry. It has the capability to obtain high resolution images in multiple dimensions to support researchers in their exploration of live cell and functional imaging without the limitations inherent in other high-speed imaging technologies.

The division also introduced a new automated toxicology testing application for drugs of abuse. The new Cliquid™ Drug Screen and Quant Software for Routine Forensic Toxicology applications equips toxicology laboratories for the first time with a built-in library of 1,200 compounds and a search reporting function designed to screen hundreds of drugs in less than 20 minutes. This software application is an improvement over existing toxicology testing methods. It enables faster delivery of results, more thorough screening and, ultimately, more accurate analysis to be used as evidence in criminal court cases.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Corporate and Other Financial Highlights

Fourth Quarter			Year-to-Date
2007	2006		2007	2006
$(11)	$(4)	Selling, general, and administration	$(24)	$(24)
-	-	Research and development	-	-
(1)	-	Depreciation and amortization	(2)
-	8	Restructuring charges	(9)	5
1	(1)	Other expense	(3)	(7)
(11)	3	Operating income (loss)	(38)	(26)
		Adjustments:
-	(1)	Equity earnings	-	(4)
(5)	-	Gain on sale of investments	(7)	-
2	-	Valuation provisions	8	6
-	(8)	Restructuring	9	(5)
1	-	Depreciation and amortization	2	-
$(13)	$(6)	Adjusted EBITDA	$(26)	$(29)

The increase in corporate SG&A expenses from $11 million in the fourth quarter of 2007 compared to $4 million in 2006 was primarily due to increased costs associated with incentive compensation plans and spending associated with certain corporate projects, including conversion to US GAAP.

Other income for the quarter includes a $4 million of foreign exchange loss on balance sheet translation and a $2 million valuation provision for asset-backed commercial paper we own and which is not currently liquid. Also included in other income is $5 million of bankruptcy proceeds resulting from the wind-up of Protana Inc., a successor company to MDS Proteomics.  We were advised by the liquidator of these proceeds late in the fourth quarter and we expect to receive the funds in the first half of 2008.  Other income for the fourth quarter in 2006 included a $2 million mark-to-market gain and an $8 million release of restructuring reserves originally set aside in 2005 for expected contract cancellation costs. We were able to negotiate termination of this contract without penalty during 2006 and as a consequence, this reserve was no longer required. With the exception of the $4 million foreign exchange loss, all of these items were treated as adjustments to arrive at adjusted EBITDA for the quarter.

Fourth quarter interest expense increased from $6 million in 2006 to $7 million in 2007 and interest income in the quarter was $7 million this year compared to $4 million last year.

Income Taxes

We reported no tax expense this quarter as the benefit of tax credits relating to eligible research and development offset the taxes we otherwise reported.  And the bankruptcy proceeds that we recorded in the quarter relating to the wind-up of Protana are not subject to income tax.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Discontinued Operations

The results of our discontinued businesses for the fourth quarter of 2007 and 2006 were as follows:

	Fourth Quarter			Year-to-date
		2007	2006	2007	2006
Net revenues	$		$82	$95	$362
Cost of revenues		-	(45)	(57)	(225)
Selling, general and administration		(1)	(15)	(16)	(53)
Depreciation and amortization		-	(3)	-	(10)
Goodwill write-down		-	-	-	-
Restructuring charges		-	-	-	(1)
Other expenses		-	(3)	-	(3)
Operating income		(1)	16	22	70
Gain on sale of discontinued operations		-	-	904	24
Interest expense		-	-	-	-
Interest income		-	1	1	2
Income taxes		-	16	(117)	7
Minority interest		(1)	(1)	(5)	(8)
Equity earnings		-	1	1	3
Income (loss) from discontinued operations		(2)	33	806	98
Basic EPS from discontinued operations		$(0.01)	$0.23	$6.12	$0.68

The results from discontinued operations in the fourth quarter of 2007 reflect expenses associated with the sale of our diagnostics business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.

Liquidity and Capital Resources

	October 31 2007	October 31 2006	Change
Cash, cash equivalents and short-term investments	$337	$382	(12%)
Operating working capital[1]	$59	$97	(39%)
Current ratio (excludes net assets held for sale)	$1.6	$2.4
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

Cash and short-term investments totaled $337 million compared to $311 million at the end of July 2007 and $382 million at the end of October 2006. The increase in cash primarily results from an increase in accounts payable at year-end.

As at the date of this report, we had $17 million in short-term investments in asset-backed commercial paper (ABCP) that was purchased in August 2007.  This ABCP was due to mature on September 7, 2007 and the issuer has been affected by the recent liquidity issues in these investment markets.  We received notice on the roll-over date that the sponsor of these obligations would be unable to meet its obligations. At the present time, we have only limited access to information that would help us to determine the amount and timing for the repayment of these obligations. As a result, we have estimated that a write-down in the value of these investments is required, and accordingly, we recorded a $2 million provision in the fourth quarter. In addition, while these investment vehicles would ordinarily qualify as cash equivalents, we believe that the current market conditions are such that it is no longer appropriate to record these investments as current assets. We have therefore classified these commercial paper assets as long-term investments that are available for sale.

Operating working capital of $59 million at the end of the fourth quarter was down from $82 million at the end of July, and down substantially compared to the October 2006 balance of $97 million.  The decline since the 2006 year-end reflects higher than usual accounts

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

payable and accrued liabilities as at October 31, 2007. This reflects, in part, the balance that remains unpaid from the FDA and restructuring provisions recorded in the second quarter, along with an increase in trade payables at year-end, partially driven by increased capital expenditures in the fourth quarter.   The FDA and restructuring provisions are offsetting the addition of operating working capital associated with MD.  We expect that our operating working capital will rise to normal levels in future quarters as these reserves are utilized and accounts payable drop to normal levels.

We expect our operating cash inflows to remain strong throughout fiscal 2008.  Cash outflows are expected to include FDA–related reimbursements to our customers and the payment of severance obligations associated with our restructuring activities. In addition, we will make a principal repayment of $79 million on our long-term debt in December 2007.  We believe that these liquidity needs can be satisfied from cash generated by operations and cash on hand. We also have available a C$500 million, five-year, committed, revolving credit facility to fund our liquidity requirements. There were no borrowings under this facility as at October 31, 2007.  We do not believe that the current liquidity issues affecting the ABCP markets will have any significant impact on our liquidity.

Cash used in investing activities for continuing operations totaled $36 million for the fourth quarter this year, compared to $8 million for 2006, primarily due to capital expenditures.  The $28 million of capital expenditures this quarter includes higher levels of capital expenditures in MDS Pharma Services related to investments in information systems to support growth in MDS Pharma Services, the 300-bed expansion of our Phoenix, Arizona Phase I clinic and the build-out of our central laboratory in Beijing, China.

Financing activities (excluding discontinued operations) used $13 million of cash in the quarter, primarily for scheduled debt repayments, compared to $5 million in the prior year.  Cash used in financing activities for the prior year included a $3 million dividend payment.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for acquisitions, capital expenditures, research and development expenditures, FDA settlements, restructuring costs and operations in 2008.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual Obligations

In October 2007, we signed a 17-year, $83 million cobalt supply agreement in the normal course of business. Aside from this, there have been no material changes in contractual obligations since October 31, 2006 other than those arising from the acquisition of MD, and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of third parties, nor do we have any off-balance sheet arrangements.  The acquisition of MD has added $6 million of annual commitments related to operating leases and approximately $14 million of inventory purchase commitments in 2007.

Derivative Instruments

We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consist of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with our established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Company utilizes financial information provided by certain of these banks to assist in the determination of fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at October 31, 2007 was a net liability of $6 million.  We recorded a $2 million mark-to-market gain on interest rate swaps during the fourth quarter of 2007.

Capitalization

	October 31 2007	October 31 2006	Change
Long-term debt	$384	$394	(3%)
Less: cash and cash equivalents and short-term investments	337	382	(12%)
Net debt	47	12	292%
Shareholders’ equity	1,897	1,354	40%
Capital employed[1]	$1,944	$1,366	42%
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $10 million due to principal payments, and the current portion of the long-term debt is $94 million compared to $20 million at October 31, 2006. The increase in the current portion reflects the inclusion of $79 million of long-term debt that will be repaid in December 2007. During the third quarter, we re-designated $70 million of the US-dollar debt as a hedge of our US net investment in accordance with FAS 133 and entered into foreign exchange contracts to fix the exchange rate that we will pay to buy the US dollars required to make the December debt payments. Gains and losses on the foreign exchange contracts and on this portion of the US-dollar denominated debt are offsetting.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Quarterly Highlights

Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with US GAAP and prior periods have been restated to reflect the discontinuance of the operations and the inclusion of reimbursement revenues in the MDS Pharma Services segment, both of which are discussed above.

(millions of US dollars, except earnings per share)
	Fiscal 2007	Oct 2007	July 2007	Apr 2007	Jan 2007
Net revenues	$1,119	$307	$308	$263	$241
Operating income (loss)	$(108)	$1	$(4)	$(96)	$(9)

Income (loss) from continuing operations	$(33)	$15	$7	$(55)	$-
Net income (loss)	$773	$13	$7	$737	$16
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.25)	$0.12	$0.06	$(0.40)	$-
Earnings (loss) per share
Basic	$5.87	$0.11	$0.05	$5.37	$0.11
Diluted	$5.86	$0.11	$0.05	$5.35	$0.11

(millions of US dollars, except earnings per share)
	Fiscal 2006	Oct 2006	July 2006	Apr 2006	Jan 2006
Net revenues	$955	$250	$241	$234	$230
Operating income (loss)	$(56)	$(3)	$(21)	$(36)	$4

Income (loss) from continuing operations	$22	$12	$(2)	$(1)	$13
Net income (loss)	$120	$45	$14	$15	$46
Earnings (loss) per share from continuing operations
Basic and diluted	$0.15	$0.08	$(0.01)	$(0.01)	$0.09
Earnings (loss) per share
Basic and diluted	$0.83	$0.30	$0.10	$0.11	$0.32

Items that impact the comparability of operating income include:

•
Results for the quarter ended April 30, 2007 reflect a $792 million net gain from the sale of our diagnostics businesses, the 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect of the FDA review, and $25 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totaling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $36 million resulting from the completion of the MAPLE settlement.

Outlook

On November 30 and December 5, 2007, we announced that MDS Nordion was experiencing an interruption in supply of medical isotopes from our primary supplier, Atomic Energy of Canada Limited while they completed a scheduled shutdown and an upgrade to the electrical system of the National Research Universal reactor. Our supplier advised us that they are working closely with industry regulators

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

on this matter. They also advised us that production was scheduled to recommence in early to mid-January. While we are working closely with our global supply network to lessen the impact of this shutdown, we will not be able to fully mitigate the impact of this supply disruption on our results. We currently estimate the impact of this disruption on adjusted EBITDA at $8 to $9 million in total for the first quarter of 2008.

We closed our 2007 fiscal year strongly, with all businesses showing growth over the prior year. Despite the supply issues at MDS Nordion, we believe that the Company is well positioned as we enter fiscal 2008.

Our integration of MDS Analytical Technologies is tracking well to plan and we continue to believe that the MD business will exceed our first year targets of $190 million in revenue and adjusted EBITDA of between $45 million and $50 million. We are pleased by the continued pace of new product launches and we will continue to drive innovation in this business next year. Our MetaMorph® ICS microscope launch this quarter was well received and is an example of our commitment to provide leading-edge technology to our customers in the drug development industry. Strong sales of FLIPR Tetra and Image Express during the year have contributed to positive momentum as we enter fiscal 2008. Continued growth from our many new platforms is expected. We also anticipate continuing strong adjusted EBITDA margins from MDS Analytical Technologies as we complete our integration and drive further migration of our production capabilities to Asia.

We are pleased with the continuing improvement in profitability at MDS Pharma Services. The business has now delivered five straight quarters of sequential improvement in adjusted EBITDA.  By year-end, the business had implemented 80% of the restructuring initiatives announced earlier in the year, although the timing of completing these steps meant that the savings from these activities were only partially realized this year. We expect adjusted EBITDA in this business to improve further in fiscal 2008 because of the actions we took this year.

We have been very pleased with the performance of our late-stage operations this year, which produced strong revenue growth and solid adjusted EBITDA. Although a number of contract cancellations have resulted in reduced reported backlog at year-end, our focus on bidding only on contracts from which we can achieve solid profitability has improved the quality of the remaining backlog. In addition, the increase in bioanalytical orders in the fourth quarter increases our level of confidence that our customers in this line of business are returning.

MDS Nordion has continued solid performance this year and has been able to grow both revenues and adjusted EBITDA after taking into account foreign exchange; the Biogen Idec deferred revenue, and the unusual market conditions that existed in the first half of 2006. Our expanded contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization. It is also evidence of our strength in establishing new business relationships on a global basis.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
[UNAUDITED]

Restated See Note 2
As at October 31 [millions of US dollars]	2007	2006
Assets
Current Assets
Cash and cash equivalents	$235	$247
Short-term investments	102	135
Accounts receivable, net	287	224
Unbilled revenue	99	122
Inventories, net	128	80
Income taxes recoverable	54	42
Current portion of deferred tax assets	45	-
Prepaid expenses and other	22	21
Assets held for sale	1	196
Total Current Assets	$973	$1,067

Property, plant and equipment, net	386	334
Deferred tax assets	4	47
Long-term investments and other	290	176
Goodwill	782	397
Intangible assets, net	583	322
Total Assets	$3,018	$2,343

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$384	$237
Deferred revenue	71	92
Income taxes payable	57	8
Current portion of long-term debt	94	20
Deferred tax liabilities	10	-
Liabilities related to assets held for sale	-	114
Total Current Liabilities	$616	$471

Long-term debt	290	374
Deferred revenue	17	17
Other long-term obligations	30	24
Deferred tax liabilities	168	103
Total Liabilities	$1,121	$989

Shareholders’ Equity
Common shares, at par – Authorized shares: unlimited; Issued and outstanding shares: 122,578,331 and 144,319,249 for October 31, 2007 and October 31, 2006, respectively	493	566
Additional paid in capital	72	69
Retained earnings	842	391
Accumulated other comprehensive income	490	328
Total Shareholders’ Equity	$1,897	$1,354
Total Liabilities and Shareholders’ Equity	$3,018	$2,343
Incorporated under the Canadian Business Companies Act. See accompanying notes.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]

	Restated See Note 2		Restated See Note 2
	Three months to October 31		Year ended October 31
[millions of US dollars, except per share amounts]	2007	2006	2007	2006
Revenues
Products	$160	$112	$564	$438
Services	147	138	555	517
Reimbursement revenues	20	25	91	105
Total revenues	$327	$275	1,210	$1,060

Costs and expenses
Direct cost of products	$(97)	$(76)	$(360)	$(296)
Direct cost of services	(83)	(98)	(338)	(362)
Reimbursed expenses	(20)	(25)	(91)	(105)
Selling, general and administration	(84)	(58)	(265)	(220)
Research and development	(20)	(16)	(68)	(53)
Depreciation and amortization	(23)	(14)	(79)	(51)
Restructuring charges - net	4	11	(37)	7
Other expense - net	(3)	(2)	(80)	(36)
Total costs and expenses	$(326)	$(278)	$(1,318)	$(1,116)

Operating income (loss) from continuing operations	1	(3)	(108)	(56)

Interest expense	(7)	(6)	(27)	(21)
Interest income	7	4	25	15
Mark-to-market on interest note swaps	1	2	1	-
Equity earnings	13	11	53	49
Income (loss) from continuing operations before income taxes	15	8	(56)	(13)

Income tax (expense) recovery
- current	(9)	48	25	65
- deferred	9	(44)	(2)	(30)
Income (loss) from continuing operations	15	12	(33)	22

Income (loss) from discontinued operations - net of income tax	(2)	33	806	98
Net income	$13	$45	$773	$120

Basic earnings (loss) per share - from continuing operations	$0.12	$0.08	$(0.25)	$0.15
- from discontinued operations	(0.01)	0.23	6.12	0.68
Basic earnings per share	$0.11	$0.31	$5.87	$0.83

Diluted earnings (loss) per share - from continuing operations	$0.12	$0.08	$(0.25)	$0.15
- from discontinued operations	(0.01)	0.23	6.11	0.68
Diluted earnings per share	$0.11	$0.31	$5.86	$0.83
   See accompanying notes.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
[UNAUDITED]

Restated See Note 2
	Three months to October 31		Year ended October 31
[millions of US dollars]	2007	2006	2007	2006
Net income	$13	$45	$773	$120
Foreign currency translation	112	9	183	60
Unrealized loss on available-for-sale assets	-	(3)	(3)	(10)
Unrealized loss on derivatives designated as cash flow hedges, net of tax	1	1	6	1
Reclassification of realized losses	-	4	(2)	9
Adoption of FAS 158	11	-	11	-
Repurchase and cancellation of common shares	-	-	(33)	-
Other comprehensive income	124	11	162	60
Comprehensive income	$137	$56	$935	$180

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
[UNAUDITED]

	Restated See Note 2		Restated See Note 2
	Three months to October 31		Year ended October 31
[millions of US dollars]	2007	2006	2007	2006
Operating activities
Net income	$13	$45	$773	$120
Income (loss) from discontinued operations – net of tax	(2)	33	806	98
Income (loss) from continuing operations	15	12	(33)	22
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	(6)	61	128	94
Changes in non-cash working capital balances relating to operations	63	(28)	83	(91)
Cash provided by operating activities of continuing operations	72	45	178	25
Cash provided by (used in) operating activities of discontinued operations	(4)	53	(56)	104
	68	98	122	129
Investing activities
Acquisitions	1	-	(600)	-
Proceeds from MAPLE transaction	-	-	-	24
Purchase of property, plant and equipment	(28)	(15)	(71)	(51)
Proceeds from sale of property, plant and equipment	4	-	4	-
Proceeds from sale of business and investments	-	3	13	5
Proceeds on sale of short-term investments	-	-	165	-
Purchases of short-term investments	-	(1)	(118)	(135)
Other	(13)	5	(15)	(11)
Cash used in investing activities of continuing operations	(36)	(8)	(622)	(168)
Cash provided by (used in) investing activities of discontinued operations	-	(8)	929	73
Financing activities
Repayment of long-term debt	(10)	(6)	(18)	(7)
Increase (decrease) in deferred revenue and other long-term obligations	(3)	2	(2)	(7)
Payment of cash dividends	-	(3)	(3)	(13)
Issuance of shares	-	2	15	26
Repurchase of shares	-	-	(441)	-
Cash used in financing activities of continuing operations	(13)	(5)	(449)	(1)
Cash used in financing activities of discontinued operations	-	(3)	(2)	(12)
Effect of foreign exchange rate changes on cash and cash equivalents	(5)	(3)	10	11
Increase (decrease) in cash and cash equivalents during the period	14	71	(12)	32
Cash and cash equivalents, beginning of period	221	176	247	215
Cash and cash equivalents, end of period	$235	$247	$235	$247
See accompanying notes.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

1.	Basis of Presentation

As a Canadian-based company, MDS Inc. (MDS or the Company) historically has prepared its consolidated financial statements in Canadian dollars in conformity with accounting principles generally accepted in Canada and has also provided a reconciliation to United States (US) generally accepted accounting principles (GAAP).

To enhance its communication with its shareholders, improve comparability of financial information with its competitors and peer group, and promote a common financial language within MDS, the Company adopted the US dollar as its reporting currency as of the first quarter 2007. US GAAP as its primary reporting standard for the presentation of its consolidated financial statements as of fiscal year end 2007.

All revenues, expenses and cash flows for each year were translated into the reporting currency using average rates for the year, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the end of each year.  All resulting exchange differences are reported as a separate component of accumulated other comprehensive income.  The functional currency of each of the Company’s operations is unchanged.  Assets and liabilities of the Company’s operations having a functional currency other than US dollars are consolidated and translated into US dollars using the exchange rate in effect at the end of the period, and revenues and expenses are translated at the average rate during the period.

The cumulative impact of the change in reporting currency was to increase the cumulative translation adjustment by $371 million through October 31, 2006.

As a result of adopting US GAAP as its primary reporting standard for its 2007 consolidated year-end statements, the Company is required to restate to US GAAP its previously filed financial statements for the four quarters of 2007.  Previously, our filings prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) disclosed a reconciliation of earnings to US GAAP due to our status as a foreign private issuer in the US.  Going forward, with US GAAP as our primary basis of accounting, we will reconcile our US GAAP earnings to Canadian GAAP.  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for a minimum of the next two fiscal years (see Note 15).

2.  Changes Affecting Fiscal 2007 Consolidated Financial Statements
a.  Restatement

During the preparation of our 2007 annual financial statements under US GAAP, an error was identified in the prior interim financial statements with respect to certain stock based incentive compensation plans for which an incorrect valuation methodology was utilized.  The Company has corrected this error by restating selling, general and administration expenses with a reduction of $1 million in the accompanying quarterly consolidated financial statements and reducing the value of accrued liabilities by a similar amount.  The Canadian GAAP statements previously reported were not impacted by the change, except for the reconciliation to US GAAP (see Note 15).

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

As a result of adopting US GAAP as the primary reporting standard for the Company, management has determined that investment tax credits (ITCs) having an after-tax value of $13 million realized in its fiscal year ended October 31, 2001 and resulting from its acquisition of Phoenix International Life Sciences Inc. in the previous year had not been identified as a net income reconciliation item in the GAAP reconciliation note for fiscal 2001.

Under Canadian GAAP, acquired ITCs that are determined to have nil value for purposes of purchase price allocation are, if subsequently realized, recorded as income. Under US GAAP, such acquired ITCs are recorded when realized as a reduction in goodwill arising from that prior period acquisition. This item should therefore have been identified as a US GAAP net income reconciliation item in fiscal 2001. In subsequent periods, the reported amount of goodwill and retained earnings for US GAAP purposes were likewise overstated by this amount. The Company has corrected this error by restating opening retained earnings for fiscal 2005 in the accompanying consolidated statement of shareholders’ equity and reducing the carrying value of goodwill by $13 million.  The impact of this restatement has been similarly reflected for subsequent periods.

b.	Change in Accounting Policy

In addition, in adopting US GAAP, the Company has changed its accounting policy for non-refundable investment tax credits (ITCs). In these consolidated financial statements, the Company has recorded non-refundable ITCs as a reduction in income tax expense for the year in which the ITCs were recognized. Previously, the Company recorded non-refundable ITCs as a reduction of the related expenditure. Management believes this accounting policy change will make the Company’s reporting of ITCs consistent with the majority of other companies who report under US GAAP.

There is no impact on net income from continuing operations, earnings per share, or retained earnings of any period as a result of this change. This change in policy increased (decreased) other lines on the consolidated statements of operations as follows:

	2007	2006
Direct cost of services	$3	$5
Research and development	2	1
Other expense – net	3	-
Current income taxes	(8)	(6)

c.	Adoption of SAB 108

MDS has adopted the provisions of Staff Accounting Bulletin No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. In accordance with the provisions of SAB No. 108, the Company has recorded a cumulative adjustment to correct the treatment of certain deferred charges and related income tax expenses. The adjustments resulted in an increase in fiscal 2005 opening retained earnings of $2 million and an adjustment to the tax expense associated with prior year deferred charges that reduced fiscal 2005 opening retained earnings by $4 million. The cumulative net effect of these adjustments on retained earnings as at November 1, 2004 is a reduction of $2 million. In addition, the Company has recorded a $6 million reduction in November 1, 2004 retained earnings and a corresponding increase in additional paid-in capital to correct an amount that had previously been misclassified in the continuity of retained earnings.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

d.	Recently Adopted Accounting Pronouncement

On October 31, 2007, the Company adopted the recognition and disclosure requirements of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and, disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

3.	Acquisition of Molecular Devices Corporation

On March 20, 2007, the Company completed a tender offer which resulted in MDS acquiring 100% of the shares of Molecular Devices Corporation (MD), a California-based company with global operations.  MD designs, develops, manufactures, sells and services bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.  The Company acquired MD primarily to add their leading-edge products to those of MDS Sciex to strengthen MDS’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers.

The operations for this acquisition are reported within the results of the Company’s newly formed MDS Analytical Technologies segment (which combines MD with the previous Instruments segment) in the consolidated financial statements from the acquisition date.

The aggregate purchase consideration (net of cash acquired of $21 million) was approximately $600 million paid in cash from existing cash on hand.  Included in the consideration is the cash cost of $27 million to settle all outstanding in-the-money options of MD at the closing date of the acquisition.  Direct and incremental third-party acquisition costs associated with the acquisition were approximately $7 million.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, “Business Combinations” and the Company has accordingly allocated the purchase price of the acquisition based upon the preliminary fair values of the assets acquired and liabilities assumed. The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price as additional information becomes available regarding liabilities incurred and revisions are made to preliminary estimates of fair values made at the acquisition date.  In connection with determining the fair value of the assets acquired and liabilities assumed, management performed assessments of intangible assets using customary valuation procedures and techniques.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

The components of the preliminary purchase price allocation for the acquisition cost of MD are as follows:

Consideration and acquisition costs:
Cash and payments, net of cash acquired	$593
Transaction costs	7

Net consideration and acquisition costs	$600

Allocation of purchase price:
Net tangible assets acquired	$15
Intangible assets acquired:
Developed technologies	161
Brands	60
Goodwill (non-tax deductible)	364
Total purchase price	$600

The following table summarizes the components of the net tangible assets acquired at fair value:

Inventories	$40
Property, plant and equipment	12
Other assets and liabilities, net	(37)
Net tangible assets acquired	$15

Other assets and liabilities include $25 million of net future tax liabilities. Net tangible assets acquired include a charge of $8 million to eliminate redundant positions and consolidate redundant facilities at MD over the course of the next year.  The developed technologies will be amortized over their estimated lives, which are estimated to range between five and seven years, while the brands have an indefinite life and are not amortized.

The acquisition of MD has added $6 million of annual commitments related to operating leases and $14 million of inventory purchase commitments in 2007.

4.	Sale of Canadian Diagnostics Business and Discontinued Operations

In 2005, the Board of Directors of the Company approved a strategic plan to focus the Company on its life sciences businesses and to close or divest of businesses that were not strategic to this plan.   As a result, the Company had reclassified its Canadian diagnostics business as discontinued operations.

On February 26, 2007, the Company completed the sale of its Canadian diagnostic services business to Borealis Infrastructure Management Inc. for gross proceeds of C$1.325 billion.  The sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests, resulted in net proceeds of US$988 million comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009.  This note was recorded at an effective interest rate of 4.4% and had a book value of $59 million.  Included in income from discontinued operations, the Company recorded a net gain of US$791 million on the transaction.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

As a result of the sale, MDS sold $84 million in net assets consisting of:

Accounts receivable	$31
Property, plant and equipment	27
Long-term investments and other	18
Goodwill	57
Accounts payable and accrued liabilities	(25)
Long-term debt and other long-term obligations	(24)
Net assets	$84

The results of discontinued operations in the quarter and the twelve months ended October 31 were as follows:

	Fourth Quarter			Year-to-date
		2007	2006	2007	2006
Net revenues	$		$82	$95	$362
Cost of revenues		-	(45)	(57)	(225)
Selling, general and administration		(1)	(15)	(16)	(53)
Depreciation and amortization		-	(3)	-	(10)
Goodwill write-down		-	-	-	-
Restructuring charges		-	-	-	(1)
Other expenses		-	(3)	-	(3)
Operating income		(1)	16	22	70
Gain on sale of discontinued operations		-	-	904	24
Interest expense		-	-	-	-
Interest income		-	1	1	2
Income taxes		-	16	(117)	7
Minority interest		(1)	(1)	(5)	(8)
Equity earnings		-	1	1	3
Income (loss) from discontinued operations		(2)	33	806	98
Basic EPS from discontinued operations		$(0.01)	$0.23	$6.12	$0.68

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business, the results of Source Medical Corporation, and certain small MDS Pharma Services businesses discontinued in 2005.  In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

Assets held for sale and liabilities related to assets held for sale comprised:

	As at October 31,	As at October 31,
	2007	2006
Assets held for sale
Accounts receivable	$-	$31
Inventories	-	3
Prepaid expenses and other	-	3
Property, plant and equipment	-	28
Future tax assets	-	63
Long-term investments and other	1	13
Goodwill	-	54
Intangible assets, net	-	1
Total assets held for sale	1	196
Less: Current assets held for sale[1]	(1)	(196)
Long-term assets held for sale	$-	$-
Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$-	$33
Income taxes payable	-	-
Long-term debt	-	4
Other long-term obligations	-	6
Future tax liabilities	-	55
Minority interest	-	16
Total liabilities related to assets held for sale	-	114
Less: Current liabilities related to assets held for sale[1]	-	(114)
Long-term liabilities related to assets held for sale	$-	$-

1 Assets held for sale and liabilities related to assets held for sale have been classified as current as the Company had signed agreements where such assets were expected to be disposed of within one year.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

5.	Accumulated Other Comprehensive Income
	Three months ended October 31
[millions of US dollars]	2007	2006
Accumulated other comprehensive income, net of income taxes, beginning of period	$366	$317
Foreign currency translation	112	9
Unrealized loss on available-for-sale assets	-	1
Unrealized loss on derivatives designated as cash flow hedges, net of tax	1	4
Reclassification of realized loss	-	(3)
Adoption of FAS 158	11	-
Accumulated other comprehensive income, net of income taxes, end of period	$490	$328

6.	Restructuring Charges

An analysis of the activity in the reserve, which covers restructuring plans announced and recorded in 2005, 2006 and 2007, is as follows:

	Restructuring Charge	Cumulative drawdowns		Reserve Balance
		Cash	Non-cash
2005 Restructuring Plan:
Workforce reductions	$34	$(32)	$(1)	$1
Equipment and other asset write-downs – adjustment	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
Total for 2005 Plan	$51	$(34)	$(16)	$1
2006 Restructuring Plan:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9	-
Total for 2006 Plan	$(7)	$(2)	$9	$-
2007 Restructuring Plan:
Workforce reductions	$18	$(9)	$-	$9
Equipment and other asset write-downs	1	-	1	2
Contract cancellation charges	5	(5)	-	-
Other	13	(9)	(2)	2
Total for 2007 Plan	$37	$(23)	$(1)	$13
Remaining Reserve Balance, Total				$14

During the quarter ended April 30, 2007, management of the Company approved a restructuring plan designed principally to improve the profitability of MDS Pharma Services.  The Company recorded a restructuring provision of $25 million in the second quarter including $17 million for severance, $2 million to reduce the carrying value of certain assets and $6 million for other costs.  During the three months ended October 31, 2007, the Company utilized $5 million of this provision.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

7.	Earnings Per Share

(a)	Dilution
	Three months to October 31		Year ended October 31
[number of shares in millions]	2007	2006	2007	2006
Weighted average number of Common shares outstanding – basic	123	143	132	143
Impact of stock options assumed exercised	-	1	-	1
Weighted average number of Common shares outstanding – diluted	123	144	132	144

(b)	Pro-Forma Impact of Stock-Based Compensation

Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements. For the Company, this includes those stock options issued prior to November 1, 2003

For purposes of these pro-forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months to October 31		Year ended to October 31
	2007	2006	2007	2006
Net income	$13	$45	$773	$120
Compensation expense for options granted prior to November 1, 2003	-	-	(1)	(2)
Net income – pro-forma	$13	$45	$772	$118

Pro-forma basic earnings per share	$0.11	$0.31	$5.87	$0.82
Pro-forma diluted earnings per share	$0.11	$0.31	$5.85	$0.82

8.	Share Capital and Stock Options

The following table summarizes information on share capital and stock options and related matters s at October 31, 2007.

[number of shares in thousands]	Number	Amount
Common shares
Balance as at October 31, 2006	144,319	$566
Issued during the period	1,090	17
Repurchased during the period	(22,831)	(90)
Balance as at January 31, 2007	122,578	$493
[number of options in thousands]	Number	Average Exercise Price
Stock options
Balance as at October 31, 2006	5,850	C$	18.76
Activity during the period:
Granted	1,241		21.72
Exercised	(982)		16.47
Cancelled or forfeited	(554)		20.35
Balance as at October 31, 2007	5,555	C$	19.66

There were 3,223 stock options exercisable as at October 31, 2007.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

During the quarter, the Company granted 17,900 options (2006 – 9,000) at an average exercise price of C$20.87 (2006 - C$19.77). These options have a fair value determined using the Black-Scholes model of C$5.32 per share (2006 - C$4.18) based on the following assumptions:

	2007	2006
Risk-free interest rate	4.2%	4.0%
Expected dividend yield	0.0	0.0
Expected volatility	0.20	0.21
Expected time to exercise (years)	4.40	3.25

9.	Other Income (Expense) - Net

	Three months to October 31		Year ended October 31
	2007	2006	2007	2006
Write-down of other long-term assets	$-	$-	$-	$(1)
Write-down of investments	-	-	(6)	-
Gain on sale of long-term assets	1	-	3	2
Loss on sale of Hamburg clinic	-	-	(4)	-
Gain on sale of business	-	-	1	-
Acquisition integration costs	(2)	-	(4)	-
FDA provision	-	-	(61)	-
Valuation provision	(2)	-	(2)	-
Protana settlement	5	-	5	-
MAPLE settlement	-	-	-	(36)
Insurance settlement	-	(1)	-	2
Foreign exchange loss	(11)	(1)	(16)	(3)
Gain on embedded derivatives	4	-	4	-
Other	2	-	-	-
Other income (expense) - net	$(3)	$(2)	$(80)	$(36)

10.	Post-Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post-employment obligation expense for the quarter was nil (2006 - nil) and $2 million (2006 - $1 million) for the year.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

11.	Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to October 31		Year ended October 31
	2007	2006	2007	2006
Depreciation and amortization	$23	$17	$79	$54
Stock option compensation	2	1	4	4
Deferred revenue	(2)	(1)	(5)	(7)
Deferred income taxes	(15)	31	31	17
Equity earnings – net of distribution	(9)	10	(1)	16
Write-down of MAPLE assets	-	-	-	9
Write-down of investments	2	-	8	-
Write-down of intangible assets	1	-	1	-
Loss on sale of Hamburg clinic	-	-	4	(2)
(Gain) loss on disposal of equipment and other assets	(5)	1	-	1
Gain on sale of investment/business	-	-	(2)	-
Mark-to-market of derivatives	(5)	3	(5)	5
Amortization of purchase price adjustments	2	-	14	-
Other	-	(1)	-	(3)
	$(6)	$61	$128	$94

Changes in non-cash working capital balances relating to operations include:

	Three months to October 31		Year ended October 31
[millions of US dollars]	2007	2006	2007	2006
Accounts receivable	$(17)	$(27)	$(32)	$(18)
Unbilled revenue	11	44	23	(25)
Inventories	(9)	4	(19)	49
Prepaid expenses	32	7	33	(3)
Accounts payable and deferred revenue	42	-	78	(39)
Income taxes	4	(56)	-	(55)
	$63	$(28)	$83	$(91)

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

12.	Segmented Information

				Three months to October 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$74	$86	$-	$160
Service revenues	123	2	22	-	147
Reimbursement revenues	20	-	-	-	20
Total revenues	143	76	108	-	327
Direct product cost	-	(39)	(58)	-	(97)
Direct service cost	(81)	(1)	(1)	-	(83)
Reimbursed expenses	(20)	-	-	-	(20)
Selling, general and administration	(35)	(18)	(20)	(11)	(84)
Research and development	-	(1)	(19)	-	(20)
Depreciation and amortization	(9)	(3)	(10)	(1)	(23)
Restructuring charges - net	4	-	-	-	4
Other income (expense) - net	(6)	3	(1)	1	(3)
Equity Earnings	-	-	13	-	13
Segment earnings (loss)	$(4)	$17	$12	$(11)	$14
Total Assets	$835	$789	$857	$537	$3,018
Capital expenditures	$20	$3	$2	$3	$28

				Three months to October 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$73	$39	$-	$112
Service revenues	122	2	14	-	138
Reimbursement revenues	25	-	-	-	25
Total revenues	147	75	53	-	275
Direct product cost	-	(38)	(38)	-	(76)
Direct service cost	(97)	(1)	-	-	(98)
Reimbursed expenses	(25)	-	-	-	(25)
Selling, general and administration	(34)	(14)	(6)	(4)	(58)
Research and development	-	(1)	(15)	-	(16)
Depreciation and amortization	(9)	(4)	(1)	-	(14)
Restructuring charges - net	1	2	-	8	11
Other income (expense) - net	(3)	-	2	(1)	(2)
Equity Earnings	-	-	12	(1)	11
Segment earnings (loss)	$(20)	$19	$7	$2	$8
Total Assets	$858	$621	$132	$536	$2,147
Capital expenditures	$11	$-	$2	$2	$15

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

				Year ended October 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$284	$280	$-	$564
Service revenues	477	6	72	-	555
Reimbursement revenues	91	-	-	-	91
Total revenues	568	290	352	-	1,210
Direct product cost	-	(147)	(213)	-	(360)
Direct service cost	(332)	(3)	(3)	-	(338)
Reimbursed expenses	(91)	-	-	-	(91)
Selling, general and administration	(130)	(54)	(57)	(24)	(265)
Research and development	-	(4)	(64)	-	(68)
Depreciation and amortization	(35)	(13)	(29)	(2)	(79)
Restructuring charges - net	(28)	-	-	(9)	(37)
Other income (expense) - net	(74)	3	(6)	(3)	(80)
Equity Earnings	-	-	53	-	53
Segment earnings (loss)	$(122)	$72	$33	$(38)	$(55)
Total Assets	$835	$789	$857	$537	$3,018
Capital expenditures	$48	$8	$8	$7	$71

				Year ended October 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$290	$148	$-	$438
Service revenues	458	5	54	-	517
Reimbursement revenues	105	-	-	-	105
Total revenues	563	295	202	-	1,060
Direct product cost	-	(147)	(149)	-	(296)
Direct service cost	(359)	(3)	-	-	(362)
Reimbursed expenses	(105)	-	-	-	(105)
Selling, general and administration	(125)	(51)	(20)	(24)	(220)
Research and development	-	(5)	(48)	-	(53)
Depreciation and amortization	(30)	(15)	(6)	-	(51)
Restructuring charges - net	-	2	-	5	7
Other income (expense) - net	2	(36)	5	(7)	(36)
Equity Earnings	(1)	-	54	(4)	49
Segment earnings (loss)	$(55)	$40	$38	$(30)	$(7)
Total Assets	$858	$621	$132	$536	$2,147
Capital expenditures	$37	$-	$4	$10	$51

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

13.	Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:

	As at October 31		As at October 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option - asset	$7	$7	$1	$1
Currency forward and option - liabilities	$(12)	$(12)	$-	$-
Interest rate swap and option contracts	$(1)	$(1)	$(2)	$(2)

As of October 31, 2007, the Company had outstanding foreign exchange contracts in place to sell US$34 million at a weighted average exchange rate of C$1.1280 maturing over the next five months.  The Company also had interest rate swap contracts that convert a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period.

During the third quarter, the Company re-designated $70 million of the US dollar debt from being a hedge of its US net investment, and entered into foreign exchange contracts to lock in the exchange rate the Company would pay to buy the US dollars required to make the scheduled December debt payments.  Gains and losses on the foreign exchange contracts and on this portion of the US dollar denominated debt are offsetting in the Consolidated Statement of Operations.

14.	Income Taxes

A reconciliation of expected income taxes to the reported income tax expense is provided below.  Our effective tax rate for the quarter was lower than expected due to the bankruptcy proceeds that we recorded this quarter relating to Protana Inc., that are not subject to income tax.

Three months to October 31
	2007	2006
Expected income tax expense (recovery) at MDS’s 35% (2006 – 35%) statutory rate	$5	$3
Decrease to taxes expense as a result of:
Tax credits for research and development	(5)	(3)
Protana bankruptcy proceeds not subject to tax	(1)	-
Impact of tax rate changes on future tax balances	-	(4)
Other	1	-
Reported income tax recovery	$-	$(4)

15.	Differences Between United States and Canadian Generally Accepted Accounting Principles

The US GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

i)
Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under US GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its consolidated financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this difference, there are numerous presentation differences affecting the disclosures in these consolidated financial statements and in certain of the supporting notes.

ii)
Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and they are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

iii)
Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS are related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

iv)
Embedded derivatives – Under SFAS 133 – “Accounting for derivative instruments and hedging activities”, certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives; however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

v)
Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges according to US GAAP and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

period in which the cash flows to which they relate were incurred.

vi)
Comprehensive income – US GAAP requires that a statement of other comprehensive income and accumulated other comprehensive income be displayed with the same prominence as other financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company’s 2007 fiscal year.

vii)
Pensions - Under US GAAP, the net funded status of pension plans sponsored by a Company are fully reflected in the consolidated assets or liabilities of the Company. The amount by which plan assets exceed benefit obligations or benefit obligations exceed plan assets, on a plan-by-plan basis, is reflected as an increase in assets or liabilities, with a corresponding adjustment to accumulated other comprehensive income. Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financial statements.

viii)
Stock-based compensation – Under US GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

As mentioned in Note 1, during the preparation of our 2007 annual financial statements under US GAAP, an error was identified in the prior interim financial statements with respect to certain stock based incentive compensation plans.  The company has corrected this error of $1 million in the accompanying quarter consolidated financial statements.  The previous Canadian GAAP to US GAAP reconciliation is therefore amended by the below restated reconciliation.

Recent Canadian Accounting Pronouncements

a)
Capital disclosures – The CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both the qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies, and processes for managing capital.

b)
Inventories – The CICA issued Section 3031, “Inventories”, which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards. The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements.

c)
Financial instruments – The CICA issued section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation” to replace Section 3861,  “Financial Instruments – Disclosure and Presentation”.

The Company is required to adopt Sections 1535, 3862, and 3863 effective for its fiscal year end beginning November 1, 2007 and these sections affect disclosures only. The Company is required to adopt Section 3031 effective February 1, 2008.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

The Company is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at October 31 [millions of US dollars]	2007 Canadian GAAP	Reconciling Adjustments	2007 US GAAP
Assets
Current Assets
Cash and cash equivalents	$259	$(24)	$235
Short-term investments	91	11	102
Accounts receivable	284	3	287
Unbilled revenue	99	-	99
Inventories, net	134	(6)	128
Income taxes recoverable	54	-	54
Current portion of deferred tax assets	45	-	45
Prepaid expenses and other	21	1	22
Assets held for sale	1	-	1
Total Current Assets	$988	$(15)	$973

Property, plant and equipment, net	$390	$(4)	$386
Deferred tax assets	4	-	4
Long-term investments and other	284	6	290
Goodwill	797	(15)	782
Intangible assets, net	601	(18)	583
Total Assets	$3,064	$(46)	$3,018

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$391	$(7)	$384
Deferred revenue	71	-	71
Income taxes payable	57	-	57
Current portion of long-term debt	94	-	94
Current portion of deferred tax liabilities	10	-	10
Total Current Liabilities	$623	$(7)	$616

Long-term debt	$290	$-	$290
Deferred revenue	16	1	17
Other long-term obligations	29	1	30
Deferred tax liabilities	182	(14)	168
Minority interest	1	(1)	-
Total Liabilities	$1,141	$(20)	$1,121

Shareholders’ Equity
Share capital	$502	$(9)	$493
Additional paid in capital	n/a	72	72
Retained earnings	945	(103)	842
Accumulated other comprehensive income	476	14	490
Total Shareholders’ Equity	$1,923	$(26)	$1,897
Total Liabilities and Shareholders’ Equity	$3,064	$(46)	$3,018

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at October 31 [millions of US dollars]	2006 Canadian GAAPx	Reconciling Adjustments	2006 US GAAP
Assets
Current Assets
Cash and cash equivalents	$253	$(6)	$247
Short-term investments	135	-	135
Accounts receivable, net	229	(5)	224
Unbilled revenue	121	1	122
Inventories, net	86	(6)	80
Income taxes recoverable	42	-	42
Prepaid expenses and other	21	-	21
Assets held for sale	196	-	196
Total Current Assets	$1,083	$(16)	$1,067

Property, plant and equipment, net	$339	$(5)	$334
Deferred tax assets	37	10	47
Long-term investments and other	170	6	176
Goodwill	417	(20)	397
Intangible assets, net	338	(16)	322
Total Assets	$2,384	$(41)	$2,343

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$239	$(2)	$237
Deferred revenue	93	(1)	92
Income taxes payable	8	1	9
Current portion of long-term debt	20	-	20
Current portion of deferred tax liabilities	-	(1)	(1)
Liabilities related to assets held for sale	114	-	114
Total Current Liabilities	$474	$(3)	$471

Long-term debt	$374	$-	$374
Deferred revenue	17	-	17
Other long-term obligations	23	1	24
Deferred tax liabilities	82	21	103
Total Liabilities	$970	$19	$989

Shareholders’ Equity
Share capital	$572	$(6)	$566
Additional paid in capital	-	69	69
Retained earnings	495	(104)	391
Accumulated other comprehensive income	347	(19)	328
Total Shareholders’ Equity	1,414	(60)	1,354
Total Liabilities and Shareholders’ Equity	$2,384	$(41)	$2,343

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended October 31, 2007			Year ended October 31, 2007
[millions of US dollars except per share amounts]	CDN GAAP	Recon. Items[1]	US GAAP	CDN GAAP	Recon. Items[1]	US GAAP
Revenues
Products	$-	$-	$160	$-	$-	$564
Services	-	-	147	-	-	555
Reimbursement revenues	-	-	20	-	-	91
Total revenues	$318	$9	$327	$1,162	$48	$1,210

Costs and expenses
Direct cost of products	$-	$(97)	$(97)	$-	$(360)	$(360)
Direct cost of services	(178)	95	(83)	(694)	356	(338)
Reimbursed expenses	-	(20)	(20)	-	(91)	(91)
Selling, general and administration	(92)	8	(84)	(286)	21	(265)
Research and development	(8)	(12)	(20)	(29)	(39)	(68)
Depreciation and amortization	(26)	3	(23)	(91)	12	(79)
Restructuring charges - net	4	-	4	(40)	3	(37)
Other expense - net	7	(10)	(3)	(61)	(19)	(80)
Total costs and expenses	$(293)	$(33)	$(326)	$(1,201)	$(117)	$(1,318)

Operating income (loss) from continuing operations	$25	$(24)	$1	$(39)	$(69)	$(108)

Interest expense	(7)	-	(7)	(27)	-	(27)
Interest income	7	-	7	25	-	25
Mark-to-market on interest rate swaps	-	1	1	-	1	1
Equity earnings	-	13	13	-	53	53
Income (loss) from continuing operations before income taxes	25	(10)	15	(41)	(15)	(56)

Income tax (expense) recovery :
- current	(8)	(1)	(9)	7	18	25
- deferred	-	9	9	-	(2)	(2)
Income (loss) from continuing operations	17	(2)	15	(34)	1	(33)

Income (loss) from discontinued operations - net of income tax	(2)	-	(2)	806	-	806
Net income	$15	$(2)	$13	$772	$1	$773

Basic earnings (loss) per share - from continuing operations	$0.14	(0.02)	$0.12	$(0.26)	$0.01	$(0.25)
- from discontinued operations	(0.01)	-	(0.01)	6.12	-	6.12
Basic earnings per share	$0.13	(0.02)	$0.11	$5.86	$0.01	$5.87

Diluted earnings (loss) per share - from continuing operations	$0.14	(0.02)	0.12	$(0.25)	-	$(0.25)
- from discontinued operations	(0.01)	-	(0.01)	6.10	0.01	6.11
Diluted earnings (loss) per share	$0.13	(0.02)	$0.11	$5.85	0.01	$5.86
1 Reconciling items between Canadian GAAP and US GAAP

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended October 31, 2006			Year ended October 31, 2006
[millions of US dollars except per share amounts]	CDN GAAP	Recon. Items[1]	US GAAP	CDN GAAP	Recon. Items[1]	US GAAP
Revenues
Products	$-	$-	$112	$-	$-	$438
Services	-	-	138	-	-	517
Reimbursement revenues	-	-	25	-	-	105
Total revenues	$260	$15	$275	$1,002	$58	$1,060

Costs and expenses
Direct cost of products	$(169)	$93	$(76)	$(644)	$348	$(296)
Direct cost of services	-	(98)	(98)	-	(362)	(362)
Reimbursed expenses	-	(25)	(25)	-	(105)	(105)
Selling, general and administration	(59)	1	(58)	(225)	5	(220)
Research and development	(7)	(9)	(16)	(18)	(35)	(53)
Depreciation and amortization	(18)	4	(14)	(63)	12	(51)
Restructuring charges - net	11	-	11	7	-	7
Other expense - net	1	(3)	(2)	(6)	(30)	(36)
Total costs and expenses	$(241)	$(37)	$(278)	$(949)	$(167)	$(1,116)

Operating income (loss) from continuing operations	$19	$(22)	$(3)	$53	$(109)	$(56)

Interest expense	(6)	-	(6)	(21)	-	(21)
Interest income	4	-	4	15	-	15
Mark-to-market on interest note swaps	-	2	2	-	-	-
Equity earnings	(1)	12	11	(5)	54	49
Income (loss) from continuing operations before income taxes	16	(8)	8	42	(55)	(13)

Income tax (expense) recovery:
- current	(2)	50	48	(13)	78	65
- deferred	-	(44)	(44)	-	(30)	(30)
Income (loss) from continuing operations	14	(2)	12	29	(7)	22

Income from discontinued operations - net of income tax	33	-	33	98	-	98
Net income (loss)	$47	$(2)	$45	$127	$(7)	$120

Basic earnings per share - from continuing operations	$0.10	$(0.02)	$0.08	$0.21	$(0.06)	$0.15
- from discontinued operations	0.23	-	0.23	0.68	-	0.68
Basic earnings per share	$0.33	$(0.02)	$0.31	$0.89	$(0.06)	$0.83

Diluted earnings per share - from continuing operations	$0.10	$(0.02)	$0.08	$0.21	$(0.06)	$0.15
- from discontinued operations	0.23	-	0.23	0.68	-	0.68
Diluted earnings per share	$0.33	$(0.02)	$0.31	$0.89	$(0.06)	$0.83

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

	Three months ended October 31, 2007			Year ended October 31, 2007
[millions of US dollars]	Cdn GAAP	Recon. Items[1]	US GAAP	Cdn GAAP	Recon. Items[1]	US GAAP
Operating activities
Net income	$15	$(2)	$13	$772	$1	$773
Income from discontinued operations – net of tax	(2)	-	(2)	806	-	806
Income (loss) from continuing operations	17	(2)	15	(34)	1	(33)
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	11	(17)	(6)	147	(19)	128
Changes in non-cash working capital balances relating to operations	58	5	63	87	(4)	83
Cash provided by operating activities of continuing operations	86	(14)	72	200	(22)	178
Cash used in operating activities of discontinued operations	(4)	-	(4)	(56)	-	(56)
	82	(14)	68	144	(22)	122
Investing activities
Acquisitions	1	-	1	(600)	-	(600)
Purchase of intangible assets	-	-	-	(1)	1	-
Increase in deferred development charges	(7)	7	-	(14)	14	-
Purchase of property, plant and equipment	(28)	-	(28)	(73)	2	(71)
Proceeds from sale of property, plant and equipment	4	-	4	4	-	4
Proceeds on sale of short-term investments	-	-	-	165	-	165
Purchase of short-term investments	-	-	-	(118)	-	(118)
Proceeds on sale of long-term investment	-	-	-	13	-	13
Other	(18)	5	(13)	(20)	5	(15)
Cash provided by (used) in investing activities of continuing operations	(48)	12	(36)	(644)	22	(622)
Cash provided by investing activities of discontinued operations	-	-	-	929	-	929
Financing activities
Repayment of long-term debt	(10)	-	(10)	(18)	-	(18)
Increase (decrease) in deferred revenue and other long-term obligations	(3)	-	(3)	(2)	-	(2)
Payment of cash dividends	-	-	-	(3)	-	(3)
Issuance of shares	-	-	-	15	-	15
Repurchase of shares	-	-	-	(441)	-	(441)
Cash used in financing activities of continuing operations	(13)	-	(13)	(449)	-	(449)
Cash used in financing activities of discontinued operations	-	-	-	(2)	-	(2)
Effect of foreign exchange rate changes on cash and cash equivalents	14	(19)	(5)	28	(18)	10
Increase (decrease) in cash and cash equivalents during the period	35	(21)	14	6	(18)	(12)
Cash and cash equivalents, beginning of period	224	(3)	221	253	(6)	247
Cash and cash equivalents, end of period	$259	$(24)	$235	259	$(24)	$235
[1] Reconciling items between Canadian GAAP and US GAAP
1Reconciling items between Canadian GAAP and US GAAP

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended October 31, 2006			Year ended October 31, 2006
[millions of US dollars]	CDN GAAP	Recon. Items[1]	US GAAP	CDN GAAP	Recon. Items[1]	US GAAP
Cash flows from operating activities
Net income	$47	$(2)	$45	$127	$(7)	$120
Income from discontinued operations – net of tax	33	-	33	98	-	98
Income (loss) from continuing operations	14	(2)	12	29	(7)	22
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	51	10	61	100	(6)	94
Changes in non-cash working capital balances relating to operations	(19)	(9)	(28)	(96)	5	(91)
Cash provided by operating activities of continuing operations	46	(1)	45	33	(8)	25
Cash provided by operating activities of discontinued operations	53	-	53	104	-	104
	99	(1)	98	137	(8)	129
Investing activities
Increase in deferred development charges	(4)	4	-	(10)	10	-
Purchase of property, plant and equipment	(14)	(1)	(15)	(53)	2	(51)
Proceeds from MAPLE transaction				24	-	24
Proceeds on divestiture	3	-	3	5	-	5
Proceeds on sale of short-term investments	(1)	1	-	-	-	-
Purchase of short-term investments	-	(1)	(1)	(135)	-	(135)
Other	5	-	5	(11)	-	(11)
Cash provided by (used in) investing activities of continuing operations	(11)	3	(8)	(180)	12	(168)
Cash provided by (used in) investing activities of discontinued operations	(8)	-	(8)	73	-	73
Financing activities
Repayment of long-term debt	(6)	-	(6)	(7)	-	(7)
Increase (decrease) in deferred revenue and other long-term obligations	2	-	2	(7)	-	(7)
Payment of cash dividends	(3)	-	(3)	(13)	-	(13)
Issuance of shares	2	-	2	26	-	26
Cash used in financing activities of continuing operations	(5)	-	(5)	(1)	-	(1)
Cash used in financing activities of discontinued operations	(3)	-	(3)	(12)	-	(12)
Effect of foreign exchange rate changes on cash and cash equivalents	5	(8)	(3)	12	(1)	11
Increase in cash and cash equivalents during the period	77	(6)	71	29	3	32
Cash and cash equivalents, beginning of period	176	-	176	224	(9)	215
Cash and cash equivalents, end of period	$253	$(6)	$247	$253	$(6)	$247
[1] Reconciling items between Canadian GAAP and US GAAP

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months to October 31		Year Ended October 31
	2007	2006	2007	2006
Net income (loss) from continuing operations in accordance with Canadian GAAP	$17	$14	$(34)	$29
US GAAP adjustments:
Deferred development costs - net	(4)	-	(8)	(4)
Deferred development costs written off	-	-	3
Mid term incentive plan reversal	1	-	6	-
Unrealized gains on foreign exchange contracts and interest rate swaps	-	(3)	-	(5)
Pensions	(4)	-	(4)	-
Embedded derivative	4	-	4	-
Reduction in income tax expense arising from GAAP adjustments	1	1	-	2
Net income (loss) from continuing operations in accordance with US GAAP	15	12	(33)	22
Income from discontinued operations in accordance with Canadian and US GAAP – net of tax	(2)	33	806	98
Net income in accordance with US GAAP	$13	$45	$773	$120

Basic earnings (loss) per share in accordance with US GAAP
- from continuing operations	$0.12	$0.08	$(0.25)	$0.15
- from discontinued operations	(0.01)	0.23	6.12	0.68
Basic earnings per share	$0.11	$0.31	$5.87	$0.83

Diluted earnings (loss) per share in accordance with US GAAP
- from continuing operations	$0.12	$0.08	$(0.25)	$0.15
- from discontinued operations	(0.01)	0.23	6.11	0.68
Diluted earnings per share	$0.11	$0.31	$5.86	$0.83

16.	Comparative Figures

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars and in accordance with US GAAP.  Certain figures for the previous period have been reclassified to conform to the current period’s financial statement presentation.

17.	Subsequent Events

Subsequent to the year-end, the Company signed an agreement to sell its external beam therapy and self-contained irradiator product lines. The sale is a result of MDS Nordion's strategy to focus its resources on being a leading innovator in molecular medicine. Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, will purchase MDS Nordion's external beam therapy and self-contained irradiator product lines for $15 million. Best Medical International Inc. will acquire these two product lines with combined annualized revenues of approximately US$32 million and approximately 150 employees. The transaction, which is subject to the usual closing conditions, is expected to close in the second quarter of 2008. The Company will report a loss on disposal of this product line, including all costs associated with the disposal, in the range of $4 million to $6 million.

On November 30 and December 5, 2007, we announced that MDS Nordion was experiencing an interruption in supply of medical isotopes from our primary supplier, Atomic Energy of Canada Limited (AECL) while they completed a scheduled

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of US Dollars, except where noted]

shutdown and an upgrade to the electrical system of the National Research Universal reactor. AECL advised us that they are working closely with industry regulators on this matter. They also advised us that production was scheduled to recommence in early to mid-January. While we are working closely with our global supply network to lessen the impact of this shutdown, we will not be able to fully mitigate the impact of this supply disruption on our results. We currently estimate the impact of this disruption on operating income at $8 to $9 million in total for the first quarter of 2008.

MDS INTERIM REPORT OCTOBER 31, 2007 (UNAUDITED) - Q4 US GAAP RESTATED

Document 14

CANADIAN SUPPLEMENT TO

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations,
for the three months ended October 31, 2007

This document supplements the Restated Management’s Discussion and Analysis for October 31, 2007 and has been prepared pursuant to Section 5.2 of National Instrument 51-102 – Continuous Disclosure Obligations

CANADIAN SUPPLEMENT TO OCTOBER 31, 2007 INTERIM RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

December 12, 2007

The interim unaudited financial statements of MDS Inc. (MDS or the Company) for the quarter ended October 31, 2007 are reported in United States (US) dollars and have been restated in accordance with US generally accepted accounting principles (US GAAP).  As part of the Company’s Canadian filing requirements, we are providing this supplement (Canadian Supplement) to our restated management’s discussion and analysis (Restated MD&A) prepared in accordance with US GAAP that restates, based on financial information of MDS reconciled to Canadian generally accepted accounting principles (Canadian GAAP), those parts of our Restated MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP.  The Canadian Supplement should be read in conjunction with our restated unaudited financial statements and Restated MD&A included in our interim report for the three month period ended October 31, 2007 prepared in accordance with US GAAP (Restated Interim Report) and our 2007 annual financial statements and related MD&A included in our annual report for the fiscal year ended October 31, 2007 (Annual Report).  Note 15 of our interim restated financial statements explains and quantifies the material differences between US GAAP and Canadian GAAP on the Company’s financial condition and results of operations.

The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Caution regarding forward-looking statements” section of the 2007 annual MD&A contained in the Financial Review portion of our Annual Report.

This supplement has been prepared as of the date set out above and has not been updated to reflect new facts, events or circumstances since that date.

In addition to measures based on US GAAP and Canadian GAAP, we use terms such as adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) and adjusted earnings per share (adjusted EPS).  These terms are not defined by US GAAP or Canadian GAAP and readers should refer to “Use of non-GAAP measures” in our 2007 annual MD&A.

Amounts are in millions of US dollars, except per share amounts and where otherwise noted.

Summary of difference between US GAAP and Canadian GAAP

The differences between US GAAP and Canadian GAAP that have the most significant impact on the Company’s financial condition and results of operations for the three month period ended October 31, 2007 include accounting for: joint ventures, investment tax credits, research and development, stock-based compensation, embedded derivatives, pensions and hedge contracts.

The primary difference between Canadian GAAP and US GAAP affecting the consolidated revenues and operating margin is that under Canadian GAAP proportionate consolidation is used to report the results of our joint ventures within MDS Analytical Technologies, whereas under US GAAP we apply the method of equity accounting.   For the fourth quarter of 2007, we reported $12 million less revenue and $15 million less operating income under US GAAP than we would have reported under Canadian GAAP ($7 million less and $14 million less, respectively for the fourth quarter of 2006).  Under US GAAP, the income from the joint ventures is included in equity earnings, which were $13 million in the fourth quarter of 2007 ($12 million in the fourth quarter of 2006).  Under Canadian GAAP, this amount was included in operating income as part of the proportionate consolidation.  There is no significant impact to adjusted EBITDA from this accounting difference.

Other differences in operating income and adjusted EBITDA are listed below.

•
Non-refundable investment tax credits (ITCs) are treated as a reduction of expenditure under Canadian GAAP and a reduction of income tax under US GAAP.  In the fourth quarter of 2007, there were $8 million ($6 million in the fourth quarter of 2006) of ITCs which under US GAAP increased our operating loss, as compared to Canadian GAAP. This difference primarily affected our MDS

CANADIAN SUPPLEMENT TO OCTOBER 31, 2007 INTERIM RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Pharma Services and MDS Analytical Technologies segments. Adjusted EBITDA was reduced by $5 million ($6 million in the fourth quarter of 2006) when calculated based on US GAAP, compared to Canadian GAAP, as $3 million of ITCs (nil in the fourth quarter of 2006) related to MAPLE project and were treated as an adjusting item in our calculation of adjusted EBITDA. These differences affect our three segments MDS Pharma Services, MDS Nordion and MDS Analytical Technologies.
•
Research and Development (R&D) expenditures may be capitalized under Canadian GAAP if certain criteria are met, however these expenditures are expensed in the period they are incurred under US GAAP. In the fourth quarter of 2007, the $5 million ($2 million in fourth quarter of 2006) of R&D capitalized under Canadian GAAP resulted in a reduction of adjusted EBITDA when calculated based on US GAAP, compared to Canadian GAAP.  Our operating income was decreased by $4 million (nil in fourth quarter of 2006) under US GAAP due to $1 million ($2 million of 2006) of amortization under Canadian GAAP relating to previously capitalized R&D. This difference affects our MDS Analytical Technologies segment in both 2006 and 2007, and MDS Pharma Services in 2006.

•
Due to a difference in valuation methods for stock-based compensation under US GAAP and Canadian GAAP, our operating income and adjusted EBITDA was higher by $1 million for the fourth quarter of 2007 (nil in 2006) when calculated based on US GAAP, compared to Canadian GAAP.  This difference only affects Corporate and Other.

•
The other differences, which are described in Note 15 to our restated interim financial statements, include accounting for embedded derivatives, pensions and hedges.  In the fourth quarter of 2007, embedded derivatives increase operating income and adjusted EBITDA by $4 million (nil in 2006) and pensions decreased operating income and adjusted EBITDA by $4 million (nil in 2006) when calculated based on US GAAP, compared to Canadian GAAP.  The difference in accounting for embedded derivatives and pensions primarily affects our MDS Nordion segment.

In calculating adjusted EBITDA and adjusted EPS, the significant changes to the adjusting items include the following two items:

•
In 2007, capitalized R&D was charged to restructuring in MDS Pharma Services under Canadian GAAP. Under US GAAP, these expenditures may not be capitalized and therefore there is no adjustment.  This difference only impacts the year-to-date adjusting items.

•
In 2006, under Canadian GAAP, ITCs were netted against MAPLE settlement in MDS Nordion. Under US GAAP these are treated as reduction to income tax. This adjustment related to MAPLE ITCs only impacts adjusted EBITDA

Management’s discussion and analysis under Canadian GAAP

Please refer to the Company's previously filed Interim Report for October 31, 2007 for our corresponding management’s discussion and analysis under Canadian GAAP.  The differences between US GAAP and Canadian GAAP, described above, impact the discussion and analysis in each of the “MDS Inc.”, “MDS Pharma Services”, “MDS Nordion”, “MDS Analytical Technologies” and “Corporate and Other” sections of our previously filed MD&A.   The “Income taxes” section of our previously filed MD&A is primarily affected by the ITCs.  The “US GAAP Reconciliation” section in our previously filed MD&A is superseded by the “Restatement to US GAAP” section of our Restated MD&A.

For additional information and details, readers are referred to the 2007 annual financial statements and management’s discussion and analysis for 2007 and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDS Inc.
(Registrant)
Date:	February 5, 2008	By:	/s/ PETER BRENT
Name: Peter Brent Title: Senior Vice President, Legal and Corporate Secretary